24-10056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed ____________________
File No. ______________________

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
William Fuller	3004 Woodleigh Road Birmingham, AL 35223	101 N. 24th Birmingham, AL 35223
Floyd Lewis	1504 S. 36th Yakimo, WA 98909-1846	2212 Road 1.4 NE Moses Lake, WA 98837
Dale Steege	14101 West 62nd Street Eden Prairie, MN 55344	25646 Pillsbury Avenue Lakeville, MN 55044
Dr. Robert Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Dr. Lionel Reilly	10077 South 134th Street Omaha, NE 68138	20620 Corral Road Elkhorn, NE 68022
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Dr. Arnold Nagely	East Highway 36 Marysville, KS 66508	1174 Keystone Road Marysville, KS 66508
Chuck Vander Ploeg	392 15th Street, NE Sioux City, IA 51250	437 4th Avenue NE Sioux Center, IA 51250
Leon Ellin	1409 C South Indiana Avenue Chicago, IL 60605	78 Jefferson Street Hoboken, NJ 07030
Don Janezic	201 Black Road Turnpike Fairfield, CT 06432	622 Tamarack Road Cheshire, CT 06410
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Drive St. Joseph, MO 64506	Vice President of Research & Development
Herman Haenert	20927 State Route K St. Joseph, MO 64505	38020 Rolling Hills Drive Tucson, AZ 85739	Vice President of Business Development
Bill Barr	20927 State Route K St. Joseph, MO 64505	3408 East Colony Square St. Joseph, MO 64506	Vice President of Sales
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	120 W. 12th St., Ste 1300, Kansas City, MO 64105	1761 E. 960 Road Lawrence, KS 66049	Secretary

Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Special Projects
Dr. Brett Terhaar	20927 State Route K St. Joseph, MO 64505	2046 Adair-Madison Ave. Winterset, IA 50273	Vice-President of Technical Services

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

Class A shares – None

(e) beneficial owners of 5% or more of any class of Issuer's equity securities: None

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Special Securities Counsel
Edward S. Sloan	Roger N. Walter
Niewald, Waldeck & Brown	Morris, Laing, Evans, Brock & Kennedy, Chtd.
Twelve Wyandotte Plaza	800 SW Jackson, Suite 1310
120 West 12th St., Suite 1300	Topeka, KS 66612-1216
Kansas City, MO 64105-1932	

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Tradewinds, Inc.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Arkansas, California, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota Pennsylvania, Oklahoma, South Dakota, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A 12,126 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $18.00 to $19.25 per share. Also, the Company issued 50 shares each to 13 individuals for no cash consideration in consideration for attending a seminar, and issued 1,850 shares for no cash consideration as an incentive bonus to key management personnel. A total of 7,726 shares of Class B stock were issued for cash consideration in the aggregate amount of $147,052.80.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Alexander Shultz
Barry Noll
LeAnn Nagely
Eldon Reeb
Mark Nagely
Randal Krueger
Steve Schram
Brent VanderZwaag
Helen Taylor
Monica Dennis
Lois Gladfeller
Patti Lisonbee
Chad Spitzer
Brenda Gilliland
Lance Thornberry
Joshua Shultz
Heidi Meeley
Neal Nagely
Kevin Price
Donald Janezic
Kim Brasel
Cary Becker
Darrell Bandy
Heather Noyes
Matt Ernsberger
Jerry Krasser
Justin Day
Larry Inman
Brian Shultz
Ralph J. Feeser
Scott Nagely
Tina Clark
Leon Ellin
Brenda Matthews
Herman Haenert
Lisa Young
Brett Terhaar
Susan Elizabeth Hess
Ronnie Hodge
Brian Courtney
Randy Ferking

(b) Sales for accounts of others. None of the securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. Within one year prior to the filing of this Form 1-A there were 46 transactions involving the issuance of 12,126 Class B shares to 42 separate individuals. Twenty (20) of the transactions were to existing holders of Class B shares of the issuer. Eighteen (18) of the transactions did not involve the payment of any cash consideration and were issued to management as an incentive bonus or to attendees at a company seminar. All of the purchasers had a pre-existing relationship with the Issuer in that they were all employees of Class A shareholders of the Issuer, or were employees of Agri-Labs or outside directors. Class B shares are non-voting shares and only entitle Class B shareholders to dividends. The primary purpose for selling the Class B shares is to create an incentive within the sales force of Agri-Labs' distributors to sell Agri-Labs' products, by providing them a share of Agri-Labs' profits.

The shares are restricted securities and may not be resold without the consent of the Issuer, and without an opinion of counsel satisfactory to the Issuer that resale will not require registration under federal and applicable state securities laws. Certificates for the Class B shares bear a restrictive legend. If the Class B shareholder's employment with the Class A shareholder or Agri-Labs terminates or if the Class A shareholder shall terminate its relationship as such with Agri-Labs, the Issuer has the option to redeem the shares at existing book value at the end of the month which precedes the shareholder's termination.

Sales of the Class B shares as described above were exempt under Section 4(2) of the Securities Act of 1933 as sales not involving a public offer.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) The Class B shares previously issued by Issuer and the Class B and Class C shares to be issued under this Form 1-A offering are restricted securities which cannot be sold or transferred without the consent of the Issuer.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable

PART II — OFFERING CIRCULAR
(DATE: MAY 30, 2003)

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $19.97 per share

Class C Common Stock – 100,000 shares
Price $19.97 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $1,997,000.00
Class C Stock - $3,994,000.00
Total Maximum Offering Amount - $3,996,000

Price per share $_______ as of 5-31-03 valid thru

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	**$19.97**	-0-	**$19.97**
Total Class B Shares	**$1,997,000.00**	-0-	**$1,997,000.00**
Class C Per Share	**$19.97**	-0-	**$19.97**
Total Class C Shares	**$1,997,000.00**	-0-	**$1,997,000.00**
Total Class B and Class C Shares	**$3,994,000.00**	-0-	**$3,994,000.00**

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 100,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current net tangible book value (tangible net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock will be limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price has been determined by

reference to the existing book value of Class B shares. The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis without a termination date. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

See "Risk Factors" beginning on page 12 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

OFFERING SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

Agri-Labs' current capital structure consists of Class A common stock and Class B common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 21 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2001 for a price of $17.21 per share for an aggregate purchase price of $258,150. Class A shareholders are all retail distributors of products distributed by Agri-Labs.

Class B shares are non-voting shares which only entitle Class B shareholders to dividends. Class B shares are only offered to employees of Class A shareholders and employees of Agri-Labs or outside directors. They are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company's accountants. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 forward that annual dividend has been either $1.00 or $1.10 per share. Beginning in 2000 and thereafter, dividends on Class B shares were prorated to also reflect the length of ownership of the shares during the calendar year for which the divided was declared.

The Class B shares have been a key factor in Agri-Labs developing the largest and one of the most successful distribution networks in the United States. The estimated combined sales of all Agri-Lab's distributors of $1.6 billion constitutes 47% of the total product animal health products sold in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a revolutionary new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It proposes to primarily grow the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts will be Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

To create an incentive for veterinarians to distribute the vaccines, Agri-Labs proposes to implement a program which emulates the successful features of its Class B shares. This program will involve the issuance of a new class of shares, Class C stock, which will only be available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares will be purchased for cash consideration at the equivalent price of Class B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder will be required to maintain sales of $75,000 annually in the sale of Agri-Labs' products or $20,000 in TITANIUM®/MASTERGUARD® vaccines sales or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

Agri-Labs proposes to distribute annual dividends on the Class C shares at an amount equal to the Class B share dividends based on a pro-rata share of net profits. It is expected that Class C dividends, just as Class B dividends, will be prorated based on both the number of and length of ownership of Class C shares for the calendar year for which the dividend is declared.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement, an example of which is attached to this Offering Circular as Exhibit E or F. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement.

THE OFFERING

Securities Offered	100,000 shares Class B stock 100,000 shares of Class C stock
Price Per Share	$19.97 per Class B shares[1] $19.97 per Class C shares[2]
Total Shares Issued and Outstanding After Offering	192,356 shares Class B stock 100,000 shares Class C stock
Total Proceeds	$1,997,000 – Class B shares $1,997,000– Class C shares $3,994,000 total Class B and C shares
Dilution	
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement (Exhibit E or F).
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

[1] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000.

[2] *See Footnote 1*

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to substantial restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. The Class B and C shares purchased in this Offering are restricted shares and there will be no active secondary trading market in the Shares. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so, in the event Agri-Labs elects not to or is unable to redeem the shares.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. In order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the

purchasers must generate on an annual basis $75,000 of Agri-Labs' product sales or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $75,000 of general products or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "will" and "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2002. The first dividend declared by Agri-Labs in 1987 was for $0.25 per share, and the declared dividend has increased each year thereafter. The dividend has been $1.10 per share since 1998, and for the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Though the Company historically has been able to pay dividends on Class B shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. Agri-Labs is subject to regulation, directly or indirectly, by the U.S. Department of Agriculture and the Drug Enforcement Administration. The regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of The Exclusive Right To Market TOP LINE® And DOUBLE IMPACT® Products Could Materially Affect Agri-Labs' Business. Agri-Labs' exclusive right to market TOPLINE® and DOUBLE IMPACT® products owned by Merial is subject to a one-year renewable contract. Although Agri-Labs expects this contract to be renewed annually, there is no guarantee this will be the case. The loss of this contract could reduce endectocide product sales if an alternative source is not secured. This product line represents approximately 6% of Agri-Labs' annual revenues.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Ninety percent (90%) of its annual revenues are generated by its 21 Class A shareholders. Agri-Labs top five (5) distributors in 2002 represented 56% of its total revenues. The U.S. animal health market over the last 10 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Agri-Labs currently has a distribution agreement with Intervet Supply, which is not a Class A shareholder, to market Intervet's equine, swine and selected cattle biological products through its retail distributors which expires in 2004. These products represent four percent (4%) of its annual revenues. The failure to renew this contract could have a material adverse affect on its revenues.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 15 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1985-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

January 1991-Generic Drug Law goes into effect.

June 1992-Agri-Labs receives first ANADA approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team with wide-ranging product development and marketing experience.

April 1996-Company increases commitment to the small animal market with a new line of

companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products: TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a revolutionary new line of MLV cattle vaccines.

Agri-Labs is the largest distribution marketing and sales company in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Simply put, Agri-Labs is the largest distribution network in the United States for animal health products. Agri-Labs distributor shareholders own Agri-Labs. Their combined sales represent over $1.6 billion in product sales or 47% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Far from being a simple buying group, Agri-Labs functions as an active marketing partner exploring new markets and developing new products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers it works with. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the top manufacturers in the industry. The Company's vast distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with major manufacturers. These ventures have successfully helped develop and market new products, and reintroduced and extended the market life of existing, older products. Also, a Technology Transfer Partnership program is changing the look of product development. This program allows Agri-Labs to help researchers and manufacturers get product ideas out of the laboratories and into the field. Providing support for technology transfer is a growing part of the Agri-Labs commitment to animal health.

Distribution and Sales

The heart and soul of Agri-Labs is its outstanding distributor network. In the beginning, every distributor was in an ownership position with the Company. Elected representatives of shareholders also serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market. Plus, the participation and loyalty of shareholder/distributors provides for the best communication and response time in the industry. A direct result of shareholders' input is the Company's marketing approach. Agri-Labs selects, develops and promotes products based on market rather than the more common product category method. Species-specific targeting offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or

accessories. This 'bundling' makes product decisions simpler and provides a springboard for cross-selling. Agri-Labs distribution network has more than 425 outside sales representatives and more than 225 inside sales staff to reach the market place. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution has 140 locations strategically located throughout the United States to reach every type of customer in all specie segments. Agri-Labs' independent distributors operate 140 branch locations nationwide. Beyond sheer size, the Agri-Labs' distributor sales force is one of the best trained and knowledgeable in the industry. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's aggressive approach to marketing is also seen in its intensive sales training seminars and loyalty-building incentive programs. Agri-Labs markets, distributes and sells products through our warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the unparalleled marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience. This wide-ranging experience has allowed management to develop and initiate an extraordinarily efficient and effective marketing program.

Agri-Labs' Purpose

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase pull through, the Company frequently employs direct mailings to targeted market groups. As a diverse but tightly knit distribution/marketing organization, Agri-Labs can respond rapidly to the market. Most requests and inquiries can be handled immediately on the local level.

Innovation

The establishment of Agri-Labs in 1984 was an innovation in itself, demonstrating a new way of

marketing and distributing animal health products. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded ten (10) ANADAs and continues to be a leader in ANADA and New Animal Drug Application (NADA) development and acquisition.

A leader in acquiring private label products for the livestock segment, Agri-Labs has also been recognized by the industry for its unprecedented marketing support. Throughout the years the Company has been an active and enthusiastic supporter of NCBA and NPPC programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 50% of annual revenue.

Since 1997 Agri-Labs has taken innovative steps toward becoming an even more valuable marketing partner to industry leading manufacturers. Exclusive business arrangements and technology transfer agreements have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch an entirely new line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into new opportunities and new possibilities for doing business in a different, better way. In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently.

Our Brands

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, EquiLabs®, Performer®, Champion Protector® and Tradewinds®. Through these multiple brands it can reach the United States market in each marketing channel for its customers.

Number of Employees

During the 2002 calendar year Agri-Labs had forty (40) full time employees and one (1) part time employee. In 2001 it had thirty-eight (38) full time employees and one (1) part time employee.

Research and Development/Technical Trials

During the 2002 calendar year Agri-Labs spent $232,043 on research and development. In 2001 it spent $222,042 on research and development. In 2002 it spent $70,000 on technical trials, and in 2001 it spent $5,499 on technical trials.

Distinctive Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products including TOPLINE® and DOUBLE IMPACT® owned by Merial. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market TOPLINE® and DOUBLE IMPACT®. Further, it currently has the exclusive right to market the TITANIUM® and Master Guard® vaccines from the owner of the vaccines, Diamond Animal Health Products. That contract extends through 2014, but is expressly conditioned on Agri-Labs meeting certain minimum annual products sales volumes, which escalate annually over the life of the contract. If Agri-Labs fails to meet these minimum product sales requirements it would lose the exclusive right to sell these vaccines. However, Agri-Labs owns the trade names of TITANIUM® and MASTERGUARD® and other potential future distributors of the vaccines could not use these trade names.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with cooler storage representing 46,000 square feet. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Lakeland Vet, Inc.
Michigan Veterinary Farm Supply
National Animal Health
Robert J. Matthews Co.
Southern Livestock Supply Co., Inc.
Double E Investments
Veterinary Pharmaceuticals, Inc.
L&W Enterprises
Edward Bradford
Terry Christie
William Fuller
Larry Gladfelter
Herman Haenert
Dr. Keith Jeffers
Robert Lohmann
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Bruce Noyes
Helen Taylor
Cary Becker
Dr. Brett Terhaar

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Dr. Arnold Nagely	Valley Vet Supply, Inc.	March 2002	March 2006
Walt Evans	UPCO	March 2002	March 2006
William Fuller	Fuller Supply Co., Inc.	March 2001	March 2005
Dale Steege	Lakeland Vet	March, 2001	March 2004
Floyd Lewis	Animal Pharmaceuticals	March 2003	March 2004
Dr. Lionel Reilly	PVPL	March 2000	March 2004
Steve Schram	Agri-Labs	N/A	Upon termination of employment as CEO

Directors Elect

Name	Company	Mo/Year Nominated	Term Expires
Dr. Robert Matthews	R.J. Matthews Company	March 2003	March 2007
Chuck Vander Ploeg	Vet Pharm	March 2003	March 2007

Outside Directors

Name	Mo/Year Nominated	Term Expires
Donald Janezic	March 2002	March 2004
Leon Ellin	March 2003	March 2005

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 41 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989

- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 51 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health(formerly Tech America) 1987-1989

As Vice President of Research and Development Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Herman Haenert serves as Vice President of Business Development. He was born and raised in Germany. He is 63 years of age. He received his elementary education in East Germany and one year of advanced studies in West Berlin, Germany. He immigrated to the United States in 1953 and graduated from Scales Mound, II High School and the Rockford Business College, Rockford, Illinois. His professional background prior to joining Agri-Labs is as follows:

- 1960-1970 Hanley Furniture Co., Rockford, Illinois, Various management positions
- 1970-1971 Commodity Broker, Chicago Mercantile Exchange
- 1971 Started Wholesale Veterinary Supply in Rockford, IL., a mail order animal health business, in conjunction with a veterinarian
- 1972 Merged Wholesale Veterinary Supply with an existing animal health business in Rockford, IL. (Cole Chemical)
- 1972-1984 President, Wholesale Veterinary Supply, Inc., Started ProVet of Loves Park (ethical distribution business), Rockford Pet & Livestock Supply, (retail stores), Groom Rite Products (manufacturer of grooming tables, tack boxes and other ancillary products for the grooming industry).

- 1984 sold Wholesale Veterinary Supply, Inc., and associated companies to ConAgra.
- 1984-1992 President, Wholesale Veterinary Supply, Inc., ProVet Companies and Omaha Vaccine. During that time period, acquired nine animal health entities, exclusive product lines and marketing agreements as part of a strategic ConAgra Animal Health Company plan, creating a $100,000,000 company.
- 1984 Founding member of Agri-Laboratories, Ltd. in St. Joseph, MO with 215 competitors.
- 1992- to present, Agri-Labs, St. Joseph, MO. Vice President Business Development.
- Past President and Chairman of AVDA (American Veterinary Distributing Association).

Bill Barr serves as Vice President of Sales and is 45 years of age. He was born and raised in Iowa. He graduated from Red Oak High School in 1975. He served in the United States Air Force 1976-1982 and was honorably discharged. His professional background prior to joining Agri-Labs is as follows:

- Managed Barr Feed, Fuel and Chemicals 1978-1991
- Iowa Veterinary Supply – Territory Manager – 1991-1993
- Vet Pharm, Inc. – Marketing Representative – 1993 – 1998

Mr. Barr joined Agri-Labs as the Southeast Regional Sales Manager in 1998. In 2001 he was selected as the National Sales Manager. He currently serves as Vice President of Sales. In this position his responsibilities include overseeing all sales activities both inside and outside Agri-Labs to include the Customer Service Department. He works regularly with the Marketing Team to assist in writing and implementing programs. He has responsibility for overseeing the regional sales managers and the customer service manager who report directly to him.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 46.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Niewald, Waldeck & Brown in Kansas City, Missouri. He also serves as recording secretary for all Shareholder and Board of Director meetings.

Cary Becker serves as Vice President of Special Projects for Agri-Labs. He is 43 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Brett Terhaar, DVM serves as Vice President of Technical Services for Agri-Labs. He is 38 years of age. He was born and raised in Iowa. He graduated from Elk River Senior High School in 1983. He attended and graduated from Bethel College with a B.A. in Biology in 1987. Thereafter he graduated from the University of Minnesota, College of Veterinary Medicine 1991. His professional background prior to joining Agri-Labs is as follows:

- Veterinary Practitioner, Ainsworth Veterinary Clinic Ainsworth, NE 1991-1992
- Veterinary Practitioner, Waconia Veterinary Clinic, P.A. Waconia, MN 1992-1993
- Technical Services Manager, Syntex Animal Health, West Des Moines , IA 1993-1995
- Director, Technical Services/Research Farm, Diamond Animal Health, Winterset, IA 1995-1997
- Technical Services Manager, Hoffmann-LaRoche, Inc., Winterset, IA 1997-1998

Dr. Terhaar's primary responsibilities as Vice President of Technical Services are to provide leadership and direction to the Technical Services group of Agri-Labs. In this position he oversees the use of technical service resources to coordinate research with sales and marketing, and customer service of the firm. He is also responsible for insuring for the proper training of the distribution network in an efficient and cost effective manner.

RENUMERATION OF DIRECTORS AND OFFICERS

Title	Total Annual Compensation
Chief Executive Officer, President & Chairman of the Board, Vice President of Business Development and Vice President of Research and Development	$843,591
TOTAL	$843,591

There are two (2) stock option plans approved by the Board of Directors as follows:

1. **Executive Share Appreciation Plan**. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. Only one employee has been granted such units. The CEO Steve Shram has 15,000 Class A Share Units, all of which are fully vested.

2. **Incentive Stock Option Plan.**_Agri-Labs has also established an Incentive Stock Option Plan ("Incentive Plan"). Under the Incentive Plan key executive employees selected by the Board of Directors may from time to time be granted options to purchase shares at the current book value of the shares. The total number of shares which may be granted under the Incentive Plan is currently limited to 40,000 shares. The options must be exercised during the option period as specified in the Stock Option Agreement which shall not exceed 10 years from the date the option is granted. The following employees have been granted options on Class B shares:

Name	Options	Exercise Price	Date of Exercise
Cary Becker	**2,000 shares Class B**	**$13.84**	**unexercised**
Herman Haenert	**4,000 shares Class B**	**$13.84**	**unexercised**
Helen Taylor	**2,000 shares Class B**	**$13.84**	**unexercised**
William Barr	**1,000 shares Class B**	**$16.74**	**unexercised**
William Barr	**1,000 shares Class B**	**$17.73**	**unexercised**

Brett Terhaar	1,000 shares Class B	$16.74	unexercised
Brett Terhaar	1,000 shares Class B	$16.74	unexercised

3. Agri-Labs also provides a Split Dollar Life Insurance Policy insuring the life of its CEO Steve Schram. Death benefits that could be paid under the policy are split equally between the CEO's designated beneficiary and the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 21 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a six (6) month period and is renewed semi-annually. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. In addition to certain Class A Shareholders of Agri-Labs owning a limited partnership interest in K-Highway, the General Partner is a Missouri corporation 100% owned by the CEO of Agri-Labs, Steve Schram. The corporation's name is K-Highway General Partner, Inc.

PRINCIPAL STOCKHOLDERS

The following table reflects the ownership of voting securities of Agri-Labs, Class A shares, to each who is a director:

Director	Company through which Stock Owned	Shares Owned
Floyd Lewis	Animal Pharmaceuticals, Inc.	15,000
Walt Evans	Double E	15,000
Bill Fuller	Fuller Supply Company	15,000
Dale Steege	Lakeland Veterinary Supply Co.	15,000
Dr. Lionel Reilly	Professional Veterinary Products	15,000
Dr. Robert K. Matthews	Robert J. Matthews Co.	15,000
Dr. Arnold Nagely	Valley Veterinary Clinic, P.A.	15,000
Chuck VanderPloeg	Vet Pharm, Inc.	15,000

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors:

Name	No. of Shares	Percentage of Outstanding Class B Shares
Steve Schram, CEO & Chairman of the Board of Directors	5,600	6.0635%
Herman Haenert, Vice President of Business Development	4,070	4.4069%
Terry Christie, Vice President of Research & Development	1,000	1.0828%
Listed Officer and Directors as a Group	10,670	11.10%

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. Prior to this Offering Agri-Labs has issued 330,000 shares of Class A common stock. Prior to this Offering it has issued 159,527 shares of Class B common stock and it has redeemed 30,720 shares of Class B common stock. There are currently 92,356 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared. Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($20,000 in TITANIUM® and/or MASTER GUARD® vaccine sales or $75,000 in annual general product sales) Agri-Labs will have the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

Indemnification Of Officers, Directors and Employees. As authorized by Delaware Corporation Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the Delaware General Corporation Law. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the Delaware General Corporation Law.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. Agri-Labs will continue to deem these Shares to be restricted securities, and the shares may not be sold, pledged or otherwise transferred without registration under the '33 Act, unless the sale is exempt from such registration, and such exemption is confirmed by an opinion of counsel satisfactory to the Company. These Shares are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period.. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares, copies of which are attached hereto as Exhibit E (Class B shares) and Exhibit F (Class C shares). This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 100,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current net tangible book value (tangible net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. Since the year 2000, Agri-Labs has pro-rated these dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared. It intends to prorate dividends to Class B and C shareholders in the future consistent with this practice.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. This Offering will commence upon the date of this Offering Circular and will be done on a continuous basis thereafter until all of the allotted Shares are sold. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

Agri-Labs is not involved in any litigation nor is it aware of any such litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2001 and as of December 31, 2002, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto as Exhibit H and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533
Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

PART III - EXHIBITS

Item 1.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May 22, 2003.

AGRI-LABORATORIES, LTD.

By: ______________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	5/22/03	President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor	5/22/03	Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagley		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
______________________ Helen Taylor	__________	Chief Financial Officer
[signature] William Fuller	5/21/03	Director
______________________ Floyd Lewis	__________	Director
______________________ Dale Steege	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Dr. Lionel Reilly	__________	Director
______________________ Walt Evans	__________	Director
______________________ Dr. Arnold Nagley	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis [signature]	5/24/03	Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagley		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
______________ Helen Taylor	________	Chief Financial Officer
______________ William Fuller	________	Director
______________ Floyd Lewis	________	Director
[signature] Dale Steege	5/22/03	Director
______________ Dr. Robert Matthews	________	Director
______________ Dr. Lionel Reilly	________	Director
______________ Walt Evans	________	Director
______________ Dr. Arnold Nagley	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
____________ Helen Taylor	________	Chief Financial Officer
____________ William Fuller	________	Director
____________ Floyd Lewis	________	Director
____________ Dale Steege	________	Director
Robert K Matthews Dr. Robert Matthews	5-21-03	Director
____________ Dr. Lionel Reilly	________	Director
____________ Walt Evans	________	Director
____________ Dr. Arnold Nagley	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
[signature] Dr. Lionel Reilly	May 21, 2003	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagley	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
[signature] Walt Evans	5-20-03	Director
Dr. Arnold Nagley		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2003.

AGRI-LABORATORIES, LTD.

By:

____
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
____________ Helen Taylor	________	Chief Financial Officer
____________ William Fuller	________	Director
____________ Floyd Lewis	________	Director
____________ Dale Steege	________	Director
____________ Dr. Robert Matthews	________	Director
____________ Dr. Lionel Reilly	________	Director
____________ Walt Evans	________	Director
Arnold B. Nagley (signature) Dr. Arnold Nagley	5-21-03	Director

[signature] Chuck Vander Ploeg	5-22-03	Director
Leon Ellin		Director
Don Janezic		Director

______________________ Chuck Vander Ploeg	__________	Director
______________________ Leon Ellin	__________	Director
[signature] Don Janezic	5/21/2003.	Director



CONFIDENTIAL

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell & Co. LLC.

March 6, 2003


EXHIBIT
A

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
CURRENT ASSETS		
Cash	$ -	$ 4,659
Accounts receivable - customers	12,958,653	6,280,110
Accounts receivable - others	845,337	301,437
Notes receivable - supplier	250,000	-
Inventory	12,920,023	10,578,833
Prepaid expenses	16,378	7,908
Prepaid income taxes	-	64,642
Deferred income taxes	210,914	325,627
Total Current Assets	27,201,305	17,563,216
Equipment	237,761	270,031
Other assets, at cost	20,577	57,206
Notes receivable - supplier	750,000	-
Marketing rights, at amortized cost	675,000	-
Trademarks, at amortized cost	88,620	98,220
Total Assets	$ 28,973,263	$ 17,988,673
CURRENT LIABILITIES		
Accounts payable	$ 9,934,523	$ 3,483,182
Line-of-credit note payable	6,572,801	2,739,553
Accrued expenses	3,755,698	3,933,946
Income taxes payable	164,103	129,797
Stock redemption note payable	96,250	-
Dividend payable	96,041	85,921
Total current liabilities	20,619,416	10,372,399
Stock redemption note payable	96,250	-
Deferred income taxes	45,461	45,517
Total liabilities	20,761,127	10,417,916
STOCKHOLDERS' EQUITY		
Common stock	421,046	427,006
Additional paid-in capital	999,772	1,119,323
Retained earnings	6,791,318	6,024,428
Total stockholders' equity	8,212,136	7,570,757
Total liabilities and stockholders' equity	$ 28,973,263	$ 17,988,673

The accompanying notes are an integral part of these financial statements.


CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Income
Years Ended December 31, 2002 and 2001

	2002	2001
Net sales	$ 86,792,466	$ 89,742,768
Cost of goods sold	68,595,757	71,595,799
Gross profit	18,196,709	18,146,969
Marketing & administrative	15,872,885	15,885,836
Research & development	821,020	553,720
	16,693,905	16,439,556
Income from operations	1,502,804	1,707,413
Other income (expense)		
Other income	98,970	4,103
Interest income	44,403	7,907
Interest expense	(208,046)	(389,955)
Income before income taxes	1,438,131	1,329,468
Provision for income taxes	575,200	536,000
Net income	$ 862,931	$ 793,468



The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 862,931	$ 793,468
Items not requiring cash:		
Depreciation & amortization	168,479	71,299
Deferred income tax	114,657	(213,740)
Gain on investments	(18,992)	(4,103)
Changes in:		
Accounts receivable	(7,222,443)	2,036,903
Inventory	(2,341,190)	(216,326)
Prepaid expenses	(8,470)	78,601
Accounts payable	6,451,341	636,238
Accrued expenses	(178,248)	(399,168)
Income taxes	98,948	158,686
Net cash provided by (used in) operating activities	(2,072,987)	2,941,858
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from investments	38,000	-
Purchase of equipment	(49,980)	(152,397)
Collection of notes receivable	15,992	13,578
Loan to supplier	(1,000,000)	-
Marketing rights	(750,000)	-
Net cash provided by (used in) investing activities	(1,745,988)	(138,819)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	3,833,248	(4,520,230)
Dividends paid	(85,921)	(74,049)
Proceeds from Class A stock	-	498,150
Proceeds from Class B stock	188,864	183,072
Redemption of Class A stock	(96,250)	-
Redemption of Class B stock	(25,625)	(55,002)
Net cash provided by (used in) financing activities	3,814,316	(3,968,059)
Net increase in cash	(4,659)	(1,165,020)
Cash at beginning of year	4,659	1,169,679
Cash at end of year	$ -	$ 4,659

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2001	$ 389,250	$ 530,859	$ 5,316,881
Issuance of 30,000 shares of Class A stock	30,000	468,150	
Issuance of 11,026 shares of Class B stock	11,026	172,046	
Redemption of 3,270 shares of Class B stock	(3,270)	(51,732)	
Dividends declared on Class B stock			(85,921)
Net income for the year			793,468
Balance, December 31, 2001	427,006	1,119,323	6,024,428
Redemption of 15,000 shares of Class A stock	(15,000)	(273,750)	
Issuance of 10,440 shares of Class B stock	10,440	178,424	
Redemption of 1,400 shares of Class B stock	(1,400)	(24,225)	
Dividends declared on Class B stock			(96,041)
Net income for the year			862,931
Balance, December 31, 2002	$ 421,046	$ 999,772	$ 6,791,318

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Note 1: Summary of significant accounting policies

Nature of Business -- Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors. The Company has an option to purchase Class A common stock of the distributors / stockholders generally at net book value upon cancellation or termination of the Distribution Agreement.

Principals of Consolidation -- The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Tradewinds, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory – Inventory is stated at the lower of cost (average cost method) or market.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangibles relate to acquisition costs for trademarks. Acquisition costs are capitalized until either the trademark is received or denied. The cost of trademarks received is amortized over fifteen years. For the years ended December 31, 2002 and 2001, the amortization expense totaled $9,600 and $9,600, respectively.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Reclassification of Accounts – Certain reclassification of accounts in 2001 were made to conform with the 2002 presentation. These reclassification had no effect on net income.

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001



Note 2: Equipment

Equipment is recorded at cost and is comprised of the following:

	2002	2001
Equipment	$ 660,753	$ 610,772
Less accumulated depreciation	422,992	340,741
	$ 237,761	$ 270,031

Note 3: Notes Receivable – Supplier

The company has advanced a supplier under a note receivable $1,000,000. The note has interest at the prime interest rate. The note is due as follows:

2003	$ 250,000
2004	250,000
2005	500,000
	$ 1,000,000

Note 4: Marketing Rights

The company has entered into an agreement to be the exclusive distributor and to have access to certain products. The costs of obtaining these rights are being amortized over the term of the agreement. The agreement also specifies certain minimum purchase amounts to be made each year. If the purchase minimums are not met, the company may pay an additional amount to retain the exclusive marketing rights. For the year ended December 31, 2002, the purchase minimums were substantially met and no additional amounts are due under the agreement.

CONFIDENTIAL

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Note 5: Income Taxes

The provision for income taxes includes these components:

	2002	2001
Taxes currently payable	$ 460,543	$ 749,740
Deferred income taxes	114,657	(213,740)
	575,200	$ 536,000

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets:		
Accrued compensation	$ 72,056	$ 84,927
Inventory overhead costs capitalized for tax purposes	42,102	51,605
Inventory	56,067	171,431
Accrued expense	40,689	17,664
	210,914	325,627
Deferred tax liabilities:		
Accumulated depreciation	(45,461)	(45,517)
Net deferred tax asset	$ 165,453	$ 280,110

The above net deferred tax asset is presented on the balance sheets as follows:

	2002	2001
Deferred tax asset – current	$ 210,914	$ 325,627
Deferred tax liability – long term	(45,461)	(45,517)
Net deferred tax asset	$ 165,453	$ 280,110

Note 5: Income Taxes (continued)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2002	2001
Computed at the statutory rate 34%	$ 488,965	$ 452,019
Increase (decrease) resulting from:		
Non-deductible officers' life insurance costs	4,533	4,533
Non-deductible travel and entertainment cost	23,800	34,000
State income taxes – net of federal tax benefit	46,456	50,164
Other	11,446	(4,716)
Actual tax provision	$ 575,200	$ 536,000

Note 6: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $11,000,000 which expires on July 1, 2003. The line has an adjustable interest rate. At December 31, 2002, the interest rate was 3.5%. At December 31, 2002, $6,572,801 was borrowed on this line of credit.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $5,000,000 as defined in the loan agreement and to maintain a ratio of debt to tangible net worth of not less than 4 to 1.

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. The Company has the option to extend the lease for two five-year periods subject to rent increases due to changes in the consumer price index. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd.

The Company is owned by its Class A stockholders who are the primary customers. Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

The Company has a note receivable in the amount of $5,524 and $21,516 at December 31, 2002 and 2001, respectively, from an officer. The note bears interest at 8 percent. It is included in Other Assets on the financial statements.

The Company has a note payable on the redemption of Class A stock in the amount of $192,500 at December 31, 2002. The note is now interest bearing and is due in equal installments on July 15, 2003 and 2004. NON-

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution, up to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2002 and 2001, the Company's matching share totaled $121,544 and $103,329, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% each year after two years of service.

CONFIDENTIAL

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2005.

Future minimum lease payments at December 31, 2001 are:

2003	337,680
2004	337,680
2005	337,680

The Company has the option to renew the lease for two additional five-year periods with the base rent increasing by the increase in the consumer price index at the beginning of each five-year option period.

For the years ended December 31, 2002 and 2001, the Company's rental expense was $337,680 in both years.

Note 10: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows:

	Authorized	2002	2001
Common Stock, par value $1 a share Class A	400,000	330,000	345,000
Common Stock, par value $1 a share Class B	200,000	91,046	82,006
		421,046	427,006

Note 11: Additional Cash Flow Information

Noncash investing and financing activities

	2002	2001
Additional cash payment information		
Interest paid	$ 198,010	$ 439,391
Income taxes paid, net	$ 430,000	$ 591,054

Note 12: Major Customers

Sales to five major customers were $45,601,879 and $42,927,096 in 2002 and 2001, respectively.

Note 13: Stock Compensation Plans

Agri-Laboratories, Ltd. has stock-based compensation plans under which certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options and stock unit awards.

Stock options are generally granted with an exercise price equal to 100% of the market value of the share of stock on the date of grant. The options granted in 1999 were for the term of employment of the grantee. The options granted subsequent to 1999 were for terms of ten years. The total shares subject to option are 15,000 shares of Class A stock and 40,000 shares of Class B stock.

The Company has adopted the disclosure requirement of SFAS No. 123 "Accounting for Stock-Based Compensation," (SFAS 123) and as permitted under SFAS 123, applies Accounting Principles Board No. 25 (APB 25) and related interpretation in accounting for its plans. If Agri-Laboratories, Ltd. had elected to adopt the optional recognition of SFAS 123 for its stock option plans, net income would have decreased by $12,001 and $8,454 for the years ended December 31, 2002 and 2001, respectively. The fair value of stock options used to compute these pro forma disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model.

At December 31, 2002 there were 43,000 options outstanding with a range of exercise price of $8.56 to $19.50 per share. The weighted average remaining life of the options was 8.2 years and the weighted average price was $14.85. Of these, 23,100 options were exercisable at December 31, 2002 with a weighted average price of $10.83.


EXHIBIT
tabbies
B

AgriLaboratories
CONSOLIDATED BALANCE SHEET
Period Ending 04/30/03

	Current Year	Prior Year
Current Assets:		
Cash	$(2,077,272)	$ 79,439
Accounts Receivable - Trade	14,256,330	11,489,700
Accounts Receivable - Other	311,849	494,150
Inventories	13,663,559	10,810,326
ANADA MFG Inventories	417,316	399,201
Prepaid Expenses	65,966	159,024
Deferred Income Taxes	165,453	280,110
Employee Receivable	7,335	25,945
Total Current Assets	26,810,535	23,737,895
Other Assets:		
Furniture, Fixtures, & Equipment	249,182	286,636
Other Assets	1,831,560	2,615,575
Intangible Assets	87,162	95,020
Total Assets	$28,978,440	$26,735,127
Current Liabilities:		
Notes Payable Bank	$ 6,673,727	$ 6,882,220
Accounts Payable	10,676,689	8,221,090
Accrued Expenses	2,959,226	3,195,095
Dividend Payable	(878)	
Income Taxes Payable	147,503	407,997
Total Current Liabilities	20,456,267	18,706,402
Other Liabilities:		
Stock Redemption Payable	387,500	
Stockholders' Equity:		
Common Stock Class A Shares	315,000	345,000
Common Stock Class B Shares	92,376	86,306
Paid In Capital	744,601	1,191,208
Retained Earnings	6,791,320	6,024,430
Current Year Earnings	191,376	381,781
Total Stockholders' Equity	8,134,673	8,028,725
Total Liabilitites and Equity	$28,978,440	$26,735,127

Agri Laboratories Ltd
Statement of Operations

	Month-to-Date Actual				Month-to-Date Budget	
	April 2003	%	April 2002	%	April 2003	%
Sales to Members	$ 6,179,874	89.67	$ 6,664,026	96.75	$ 7,262,458	94.67
Sales to Nonmembers	712,085	10.33	223,780	3.25	408,882	5.33
Total Sales	6,891,959	100.00	6,887,806	100.00	7,671,340	100.00
Sales Rebates	308,994	4.48	292,670	4.25	337,539	4.40
Net Sales	6,582,965	95.52	6,595,136	95.75	7,333,801	95.60
Cost of Sales:						
Purchased Cost of Product	5,703,634	82.76	5,653,282	82.08	6,182,333	80.59
Cost of Packaging etc.	5,908	0.09	7,536	0.11	11,507	0.15
Freight Inbound	7,650	0.11	5,399	0.08	6,137	0.08
Freight Outbound	95,785	1.39	80,562	1.17	115,070	1.50
Total Cost of Product	5,812,977	84.34	5,746,780	83.43	6,315,047	82.32
Gross Margin	769,988	11.17	848,356	12.32	1,018,754	13.28
Expenses:						
Sales and Marketing	506,594	7.35	571,192	8.29	469,226	6.12
Research and Tech Service	67,664	0.98	55,679	0.81	95,792	1.25
General and Administrative	176,220	2.56	216,899	3.15	233,273	3.04
Total Operating Exp.	750,478	10.89	843,770	12.25	798,291	10.41
Net Operating Income	19,510	0.28	4,586	0.07	220,463	2.87
Other Income and Expense:						
Cash Discounts and Rebates	56,138	0.81	33,797	0.49	25,000	0.33
Other income(expense)	586	0.01	(10)			
Interest Expense, net	(9,228)	(0.13)	(18,310)	(0.27)	(20,833)	(0.27)
Total Other Income (Exp.)	47,496	0.69	15,477	0.22	4,167	0.05
Income before Income Tax	67,006	0.97	20,064	0.29	224,630	2.93
Provision for Income Tax	26,800	0.39	7,700	0.11	16,841	0.22
Net Income(Loss)	$ 40,206	0.58	$ 12,364	0.18	$ 207,790	2.71

Agri Laboratories Ltd
Statement of Operations

	Year-to-Date Actual				Year-to-Date Budget	
	April 2003	%	April 2002	%	April 2003	%
Sales to Members	$26,605,195	89.90	$29,688,425	93.50	$29,173,360	94.67
Sales to Nonmembers	2,988,721	10.10	2,064,023	6.50	1,642,484	5.33
Total Sales	29,593,917	100.00	31,752,448	100.00	30,815,844	100.00
Sales Rebates	1,302,369	4.40	1,318,472	4.15	1,355,897	4.40
Net Sales	28,291,548	95.60	30,433,976	95.85	29,459,947	95.60
Cost of Sales:						
Purchased Cost of Product	24,149,974	81.60	26,214,633	82.56	24,834,490	80.59
Cost of Packaging etc.	26,474	0.09	41,175	0.13	46,223	0.15
Freight Inbound	28,038	0.09	21,355	0.07	24,653	0.08
Freight Outbound	410,709	1.39	354,945	1.12	462,238	1.50
Total Cost of Product	24,615,195	83.18	26,632,108	83.87	25,367,604	82.32
Gross Margin	3,676,353	12.42	3,801,868	11.97	4,092,343	13.28
Expenses:						
Sales and Marketing	2,320,496	7.84	2,136,978	6.73	2,253,184	7.31
Research and Tech Service	285,381	0.96	258,034	0.81	383,166	1.24
General and Administrative	814,200	2.75	850,265	2.68	952,892	3.09
Total Operating Exp.	3,420,077	11.56	3,245,278	10.22	3,589,242	11.65
Net Operating Income	256,276	0.87	556,590	1.75	503,101	1.63
Other Income and Expense:						
Cash Discounts and Rebates	172,639	0.58	136,196	0.43	100,000	0.32
Other income(expense)	5,476	0.02	21,343	0.07		
Interest Expense, net	(64,614)	(0.22)	(54,147)	(0.17)	(83,332)	(0.27)
Total Other Income (Exp.)	113,500	0.38	103,391	0.33	16,668	0.05
Income before Income Tax	369,776	1.25	659,981	2.08	519,769	1.69
Provision for Income Tax	178,400	0.60	278,200	0.88	67,362	0.22
Net Income(Loss)	$ 191,376	0.65	$ 381,781	1.20	$ 452,407	1.47

05/14/03
02:44 PM

Agri Laboratories Ltd
Sales and Marketing Expenses
Period Ending 04/30/03

	Current Month Actual	Current Month Prior Year	Current Month Variance	Year to Date Current	Year to Date Prior Year	Year to Date Variance
Personnel:						
Total Personnel Costs	171,822	136,848	(34,973)	710,956	606,514	(104,442)
Supplies	309	422	112	3,963	2,683	(1,279)
Postage	642	2,414	1,772	2,319	4,641	2,323
Dues and Subscriptions	29		(29)	22,528	1,074	(21,454)
Phone	4,372	3,142	(1,230)	17,277	14,892	(2,386)
Sales Promotion:						
Promotional Allowance	85,000	83,187	(1,813)	316,822	347,684	30,862
Vet/Dealer	38,039	90,480	52,441	367,598	316,096	(51,501)
End User		12,413	12,413	4,576	12,692	8,117
Member Rep Incentive Trip	21,741	1,227	(20,515)	27,570	1,227	(26,344)
Sales Training						
Sales Promo (SPIFF)		3,800	3,800		3,800	3,800
Golf Trip Incentive						
Other Promotions	54,783	111,035	56,252	202,109	195,738	(6,370)
Total Promotions	199,563	302,142	102,579	918,674	877,238	(41,437)
Advertising/Literature	75,206	89,868	14,663	416,123	461,881	45,758
Trade Shows	13,558	14,416	858	69,515	72,479	2,963
Other Marketing	9,333		(9,333)	18,625		(18,625)
Product Registrations	700	245	(455)	5,507	4,865	(642)
Travel Expenses:						
Lodging	6,698	6,530	(168)	37,466	26,793	(10,673)
Meals	3,662	1,673	(1,989)	15,291	10,503	(4,789)
Airfare	7,156	4,264	(2,892)	25,805	15,798	(10,008)
Auto Expense	7,089	6,473	(616)	29,540	23,930	(5,610)
Auto Rental	1,678	728	(950)	4,292	2,312	(1,980)
Taxi, Tolls & Parking	581	553	(28)	3,645	3,452	(193)
Entertainment	1,517	1,235	(282)	7,653	6,259	(1,395)
Other Expense	1,699	240	(1,459)	6,248	1,666	(4,582)
Total Travel	30,081	21,696	(8,384)	129,941	90,711	(39,229)
Total Selling Expense	$ 505,613	$ 571,192	$ 65,579	$ 2,315,428	$ 2,136,978	$ (178,450)

05/14/03
02:44 PM

Agri Laboratories Ltd
Sales and Marketing Expenses
Period Ending 04/30/03

	Current Month			Year To Date		
	Actual	Budget	Variance	Actual	Budget	Variance
Personnel:						
Total Personnel Costs	171,822	186,358	14,536	710,956	745,432	34,476
Supplies	309	778	468	3,963	3,016	(946)
Postage	642	955	313	2,319	3,806	1,487
Dues and Subscriptions	29		(29)	22,528		(22,528)
Phone	4,372	4,827	455	17,277	18,890	1,612
Sales Promotion:						
Promotional Allowance	85,000	80,416	(4,584)	316,822	322,428	5,606
Vet/Dealer	38,039	25,875	(12,164)	367,598	352,020	(15,578)
End User				4,576		(4,576)
Member Rep Incentive Trip	21,741	21,741		27,570	27,570	
Sales Training						
Sales Promo (SPIFF)						
Golf Trip Incentive						
Other Promotions	54,783	18,352	(36,431)	202,109	139,876	(62,233)
Total Promotions	199,563	146,384	(53,179)	918,674	841,894	(76,781)
Advertising/Literature	75,206	73,577	(1,629)	416,123	410,889	(5,234)
Trade Shows	13,558	11,774	(1,784)	69,515	67,732	(1,784)
Other Marketing	9,333	9,333		18,625	18,625	
Product Registrations	700		(700)	5,507		(5,507)
Travel Expenses:						
Lodging	6,698	9,047	2,349	37,466	35,982	(1,484)
Meals	3,662	3,883	220	15,291	16,328	1,036
Airfare	7,156	6,232	(924)	25,805	25,898	93
Auto Expense	7,089	8,322	1,233	29,540	31,769	2,229
Auto Rental	1,678	2,052	374	4,292	7,398	3,105
Taxi, Tolls & Parking	581	974	392	3,645	4,062	417
Entertainment	1,517	3,212	1,695	7,653	12,761	5,107
Other Expense	1,699	1,020	(679)	6,248	4,144	(2,104)
Total Travel	30,081	34,741	4,661	129,941	138,342	8,401
Total Selling Expense	$ 505,613	$ 468,726	$ (36,887)	$ 2,315,428	$ 2,248,625	$ (66,803)

Agri Laboratories Ltd
Research and Tech Service Expenses
Period 4 From 04/01/03 To 04/30/03

	Current Month			Year to Date		
	Actual	Prior Year	Variance	Actual	Prior Year	Variance
Personnel:						
Total Personnel Costs	34,100	33,472	(628)	135,936	145,392	9,455
Supplies		129	129	210	705	494
Dues and Subscriptions	195		(195)	195	345	150
ANADA Post-Approval Expense	1,346	2,600	1,254	11,681	9,348	(2,333)
ANADA Pre-Approval Expense	3,340	405	(2,936)	46,768	15,167	(31,601)
Biological Research	12,000	15,415	3,415	37,000	70,415	33,415
Vet Consultants	15,374		(15,374)	40,068	3,324	(36,744)
Titanium Tech Trials						
R & D Travel:						
Hotel	416	543	127	4,409	2,909	(1,500)
Meals	81	185	104	666	803	137
Airfare	372	650	278	2,908	3,340	432
Auto Expense	266	1,862	1,596	2,658	3,236	578
Taxi, Toll, Parking	1	15	14	361	406	45
Miscellaneous	173	403	230	2,519	2,644	125
Total Travel Expense	1,310	3,659	2,349	13,522	13,339	(183)
Total R & D Expenses	$ 67,664	$ 55,679	$ (11,986)	$ 285,381	$ 258,034	$ (27,346)

Agri Laboratories Ltd

Research and Tech Service Expenses

Period 4 From 04/01/03 To 04/30/03

	Current Month			Year to Date		
	Actual	Budget	Variance	Actual	Budget	Variance
Personnel:						
Total Personnel Costs	34,100	43,875	9,775	135,936	175,500	39,564
Supplies		125	125	210	500	290
Dues and Subscriptions	195	250	55	195	1,000	805
ANADA Post-Approval Expense	1,346	3,333	1,987	11,681	13,333	1,652
ANADA Pre-Approval Expense	3,340	16,667	13,326	46,768	66,667	19,898
Biological Research	12,000	3,333	(8,667)	37,000	13,333	(23,667)
Vet Consultants	15,374	7,083	(8,290)	40,068	28,333	(11,735)
Titanium Tech Trials		16,667	16,667		66,667	66,667
R & D Travel:						
Hotel	416	850	434	4,409	3,402	(1,007)
Meals	81	240	158	666	958	292
Airfare	372	1,505	1,132	2,908	6,018	3,110
Auto Expense	266	1,085	820	2,658	4,342	1,683
Taxi, Toll, Parking	1	92	91	361	370	9
Miscellaneous	173	686	513	2,519	2,743	224
Total Travel Expense	1,310	4,458	3,149	13,522	17,833	4,311
Total R & D Expenses	$ 67,664	$ 95,792	$ 28,127	$ 285,381	$ 383,166	$ 97,786

05/14/03
02:44 PM

Agri Laboratories Ltd
General and Administrative Expenses
Period 4 From 04/01/03 To 04/30/03

	Current Month			Year to Date		
	Actual	Prior Year	Variance	Actual	Prior Year	Variance
Personnel:						
Total Personnel Costs	91,799	114,594	22,795	365,345	447,133	81,788
Supplies	6,344	2,231	(4,113)	18,500	25,435	6,935
Postage	3,004	1,667	(1,336)	11,465	11,433	(31)
Admin Dues and Subscriptions	2,757	1,250	(1,507)	5,579	4,050	(1,529)
Telephone	5,640	5,874	233	22,823	14,907	(7,916)
Property/Other Taxes	2,000	380	(1,620)	8,000	1,536	(6,464)
Legal Expense-Business	1,400	(100)	(1,500)	21,231	37,401	16,170
Legal Expense-Intellectual				14,535		(14,535)
Audit/Accounting Fees				20,061	18,350	(1,711)
Contributions	250	250		3,050	300	(2,750)
Flowers/Occasional Gifts	35		(35)	432	334	(97)
Business Insurance	14,000	12,000	(2,000)	56,000	48,054	(7,946)
Officer Life Insurance	1,111	1,111		4,444	4,444	
Admin Depreciation Expense	6,000	4,500	(1,500)	24,000	18,000	(6,000)
Amortization Costs	800	800		3,200	3,200	
Equipment Rental		202	202	2,150	202	(1,949)
Equipment Maintenance	45	1,209	1,164	2,079	3,718	1,639
Computer Maintenance	1,109	1,550	441	13,929	18,495	4,565
Building Maintenance	926	1,132	206	3,313	2,986	(327)
Grounds Maintenance	874	180	(694)	2,339	1,755	(584)
Facility Rent	28,140	25,140	(3,000)	112,560	109,560	(3,000)
Utilities	1,437	1,474	37	8,487	6,841	(1,647)
Admin Hotel	1,387	2,341	954	6,310	6,017	(293)
Admin Meals	481	710	229	2,073	1,959	(113)
Admin Airfare	1,514	971	(543)	5,919	4,807	(1,112)
Admin Auto Expense	112	95	(17)	1,206	1,160	(46)
Admin Auto Rental Expense	96	330	234	977	1,031	54
Admin Taxi,Toll,Parking	455	248	(207)	933	1,095	162
Admin Entertainment	1,717	260	(1,457)	6,273	2,294	(3,979)
Admin Other Expense	2,684	2,124	(560)	14,340	11,012	(3,328)
Stockholders' Meeting:						
Annual Stkhold Mtg Hotel	278	16,716	16,439	18,236	16,716	(1,519)
Annual Stkholder Mtg Meals		13,284	13,284	22,305	13,284	(9,021)
Annual Stkhldr Mtg En'tainmt						
Annual Stkhr Mtg Other Exp				108	3,330	3,222
Total Sthdrs Meeting Cost	278	30,000	29,722	40,648	33,330	(7,319)
Bd of Directors Meetings:						
Bd of Dir Mttg Facilities	(14)	2,000	2,014	4,080	2,000	(2,080)
Bd of Dir Mttg Meals		2,000	2,000	1,688	3,624	1,936
Bd of Dir Mttg Airfare				609	2,123	1,514
Bd of Dir Mttg Auto Exp				531	57	(474)
Bd of Dir Mttg Other Expense	(110)		110	5,091	988	(4,103)
Total Bd of Dir Expense	(124)	4,000	4,124	11,999	8,792	(3,208)
Total G & A Expenses	$ 176,270	$ 216,521	$ 40,251	$ 814,200	$ 849,630	$ 35,430

05/14/03
02:44 PM

Agri Laboratories LTD
Statement of General and Administrative Expenses
Period 4 From 04/01/03 To 04/30/03

	Actual	Current Budget	Variance	Actual	Year to Date Budget	Variance
Personnel:						
Total Personnel Costs	91,799	109,933	18,134	365,345	471,732	106,387
Supplies	6,344	4,983	(1,361)	18,500	19,933	1,433
Postage	3,004	2,500	(504)	11,465	10,000	(1,465)
Admin Dues and Subscriptions	2,757	1,250	(1,507)	5,579	5,000	(579)
Telephone	5,640	4,333	(1,307)	22,823	17,333	(5,490)
Property/Other Taxes	2,000	2,500	500	8,000	10,000	2,000
Legal Expense-Business	1,400	10,000	8,600	21,231	40,000	18,769
Legal Expense-Intellectual		3,333	3,333	14,535	13,333	(1,201)
Audit/Accounting Fees		2,500	2,500	20,061	10,000	(10,061)
Contributions	250	833	583	3,050	3,333	283
Flowers/Occasional Gifts	35	83	48	432	333	(98)
Business Insurance	14,000	18,333	4,333	56,000	73,333	17,333
Officer Life Insurance	1,111	1,167	56	4,444	4,667	223
Admin Depreciation Expense	6,000	5,833	(167)	24,000	23,333	(667)
Amortization Costs	800	667	(133)	3,200	2,667	(533)
Equipment Rental		167	167	2,150	667	(1,484)
Equipment Maintenance	45	1,250	1,205	2,079	5,000	2,921
Computer Maintenance	1,109	6,667	5,558	13,929	26,667	12,737
Building Maintenance	926	917	(9)	3,313	3,667	354
Grounds Maintenance	874	1,000	126	2,339	4,000	1,661
Facility Rent	28,140	28,140		112,560	112,560	
Utilities	1,437	2,642	1,205	8,487	10,567	2,080
Admin Hotel	1,387		(1,387)	6,310		(6,310)
Admin Meals	481	500	19	2,073	2,000	(73)
Admin Airfare	1,514	1,500	(14)	5,919	3,750	(2,169)
Admin Auto Expense	112	200	88	1,206	1,450	244
Admin Auto Rental Expense	96	100	4	977	400	(577)
Admin Taxi,Toll,Parking	455	100	(355)	933	400	(533)
Admin Entertainment	1,717	1,800	83	6,273	6,600	327
Admin Other Expense	2,684	2,042	(642)	14,340	12,667	(1,673)
Stockholders Meeting:						
Annual Stkhold Mtg Hotel	278	18,000	17,722	18,236	18,000	(236)
Annual Stkholder Mtg Meals				22,305	22,000	(305)
Annual Stkhldr Mtg En'tainmt						
Annual Stkhr Mtg Other Exp				108		(108)
Total Sthdrs Meeting Cos	278	18,000	17,722	40,648	40,000	(648)
Bd of Directors Meetings:						
Bd of Dir Mttg Facilities	(14)		14	4,080	7,000	2,920
Bd of Dir Mttg Meals				1,688	3,000	1,312
Bd of Dir Mttg Airfare				609	1,500	891
Bd of Dir Mttg Auto Exp				531	1,000	469
Bd of Dir Mttg Other Expens	(110)		110	5,091	5,000	(91)
Total Bd of Dir Expense	(124)		124	11,999	17,500	5,501
Total G & A Expenses	$ 176,270	$ 233,273	$ 57,003	$ 814,200	$ 952,892	$ 138,692


EXHIBIT
C
tabbies

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/01/2003
030217487 - 2042757

STATE *of* DELAWARE

CERTIFICATE *of* AMENDMENT *of*
RESTATED CERTIFICATE *of* INCORPORATION

* **First:** That at a meeting of the Board of Directors of ________________

Agri-Laboratories, Ltd.

resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable, placing the matter on the agenda of the next annual meeting of the Class A stockholders and calling a meeting of the Class B stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

BE IT RESOLVED that the Board hereby proposes that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 800,000 shares, divided into three classes as follows:

1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

2. 200,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share; and

3. 200,000 shares of Class C Common Stock (Class C Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B and Class C Common Stock shall be non-voting Common Stock.

* **Second:** That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the Class A stockholders and a special meeting of the Class B stockholders of said corporation were duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

* **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

* **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

By:____________________
Edward S. Sloan, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/30/2000
001599559 - 2042757

STATE *of* DELAWARE

CERTIFICATE *of* AMENDMENT *of*
RESTATED CERTIFICATE *of* INCORPORATION

* **First:** That at a meeting of the Board of Directors of ____________

______________ Agri-Laboratories, Ltd. ______________

resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable, placing the matter on the agenda of the next annual meeting of the Class A stockholders and calling a meeting of the Class B stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> BE IT RESOLVED that the Board hereby proposes that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:
>
> > FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 600,000 shares, divided into two classes as follows:
> >
> > 1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and
> >
> > 2. 200,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B Common Stock shall be non-voting Common Stock.

* **Second:** That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the Class A stockholders and a special meeting of the Class B stockholders of said corporation were duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

* **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

* **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: ______________________
Steve Schram, President

FILED

MAY 22 1989 9 AM

[signature]

RESTATED
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, C. Scott Remington and Annetta Herbert, the President and Secretary respectively, of Agri-Laboratories, Ltd. (the "Corporation"), a Delaware corporation, hereby certify that the resolution set forth below restating the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 245 of the Delaware General Corporation law and the Articles of Incorporation and Bylaws of the Corporation at a meeting on the 20th day of April, 1989, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Certificate of Incorporation of the Corporation shall be restated to read in its entirety as follows:

FIRST: The name of the Corporation is Agri-Laboratories, Ltd.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 500,000 shares, divided into two classes as follows:

1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

2. 100,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B Common Stock shall be non-voting Common Stock.

FIFTH: The name and post office addresses of each of the Board of Directors at the time of the adoption of these restated Articles is as follows:

Name	Address
C. Scott Remington	P.O. Box 3103 St. Joseph, Missouri 64503



Dale Steege	25646 Pillsbury Avenue Lakeville, Minnesota 55044
Harold DisJardins	13159 Hanford-Armona Road Hanford, California 93230
Bill Fuller	P.O. Box 2191 Birmingham, Alabama 35201
Bob Lohmann	P.O. Box 1841 Enid, Oklahoma 73701
Herman Haenert	P.O. Box 2256 Rockford, Illinois 61131
Scott Swenson	P.O. Box 754 Sioux Falls, South Dakota 57101

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, subject to any specific limitation on such power provided by any By-Laws adopted by the stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

TENTH: A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the director's duty of loyalty to the corporation or its shaeholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on Section 174 of the Delaware General Corporation Law; (iv) liability for any transaction from which the director derives an improper personal benefit; or (v) liability for any act or ommission occuring prior to the date this Article becomes effective. If Title 8, the Delaware General Corporation Law, hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Title 8, the Delaware General Corporation Law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.



This restated Certificate of Incorporation of Agri-Laboratories, Ltd. supersedes the original Certificate of Incorporation of Agri-Laboratories, Ltd. and all amendments thereto.

IN WITNESS WHEREOF, we have hereunto subscribed our hands this 12th day of May, 1989.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

STATE OF MISSOURI)
)SS
COUNTY OF Buchanan)

Signed and sworn to before me on the 12 day of May, 1989 by C. Scott Remington and Annetta Herbert.

Nora Buckles
Notary Public

NORA BUCKLES, NOTARY PUBLIC
STATE OF MISSOURI, BUCHANAN COUNTY
MY COMMISSION EXPIRES JUNE 29, 1992

SN-80

USD 512 v McPherson v All State Mechanical

Preliminary Budget Projections:

Last up date: 5/21/2003

	Activity:	Projected Atty hrs.	Projected legal asst. hrs.
1	Preliminary Evaluation understanding parties and claims	8.00	
2	Prepare answer and request for jury trial	4.50	
3	Analyze expert reports and develop a pattern of questioning for depositions	12.00	
4	Read and respond to discovery pleadings	10.00	
5	Prepare request for production and interrogatories for plaintiff and 3rd party plaintiff	7.00	
6	Attend discovery hearings	6.00	
7	Administer file re budget, litigation plans, and other client related contacts	15.00	8.00
8	Administer file re document control	8.00	15.00
9	Attend Depositions (non expert)	20.00	
10	Attend Depositions (expert)	32.00	
11	Prepare for depositions (non client)	7.00	3.00
12	Prepare client for deposition	6.00	3.00
13	Prepare for and attend pretrial conference	4.50	
	Total:	140.00	29.00

Note: This budget does not include preparing for trial, attending trial, or any post trial services

Estimation of expenses is reserved to a later date

8703170065

FILED

NOV 13 1987 9 AM

[signature]
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, Scott Remington and Annetta Herbert, the President and Secretary, respectively, of Agri-Laboratories, Ltd., a Delaware corporation, hereby certify that the resolution set forth below amending the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 242(b)(1) of the Delaware General Corporation Law and the Articles of Incorporation and By-Laws of the Corporation at a meeting on June 23, 1987, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Articles of Incorporation of the Corporation shall be amended to change Article Fourth (a) to read in its entirety as follows:

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,300,000 shares, divided into three classes as follows:

(1) 200,000 shares of Preferred Stock (Preferred Stock) of the Par Value of $1.00 per share;

(2) 1,000,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

(3) 100,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

IN WITNESS WHEREOF, we have executed this Certificate this 23 day of October, 1987.

C. Scott Remington

C. Scott Remington, President

Annetta Herbert

Annetta Herbert, Secretary

Sworn to before me this 23rd day of Oct, 1987.

Jackie Thompson

Notary Public

My Commission Expires Jan. 29, 1991

JL-93



CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, Scott Remington and Annetta Herbert, the President and Secretary, respectively, of Agri-Laboratories, Ltd., a Delaware corporation, hereby certify that the resolution set forth below amending the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 242(b)(1) of the Delaware General Corporation Law and the Articles of Incorporation and By-Laws of the Corporation at a meeting on June 11, 1987, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Articles of Incorporation of the Corporation shall be amended to add a new Article Tenth to read in its entirety as follows:

Article Tenth.

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on Section 174 of the Delaware General Corporation Law; (iv) liability for any transaction from which the director derives an improper personal benefit; or (v) liability for any act or ommission occuring prior to the date this Article becomes effective. If Title 8, the Delaware General Corporation Law, hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Title 8, the Delaware General Corporation Law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, we have executed this Certificate this 24th day of June, 1987.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

Sworn to before me this 24th day of June, 1987.

Susan L. Faber
Notary Public



LG-4


SUSAN L. FABER
NOTARY PUBLIC—MINNESOTA
ANOKA COUNTY
MY COMM. EXPIRES JULY 20, 1989

CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

FIRST: The name of the Corporation is Agri-Laboratories, Ltd.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 11,000,000 shares, divided into three classes as follows:

(1) 1,000,000 shares of Preferred Stock (Preferred Stock) of the Par Value of $1.00 per share;

(2) 5,000,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

(3) 5,000,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) The Board of Directors of the Corporation is hereby authorized to issue the Preferred Stock at any time and from time to time, in one or more series and for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value thereof. The number of shares to comprise each such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) shall be determined, from time to time by the Board of Directors. The Board of Directors is hereby expressly authorized, before issuance of any shares of a particular series, to determine any and all rights, preferences and limitations pertaining to such series, including but not limited to:

(1) Voting rights, if any, including without limitation the authority to confer multiple votes per share, voting rights as to specified matters or issues such as mergers, consolidations or sales of assets, or voting rights to be exercised either together with holders of Common Stock as a single class, or independently as a separate class;

(2) Rights, if any, permitting the conversion or exchange of any such shares, at the option of the holder, into any other class or series of shares of the Corporation and the price or prices or the rates of exchange and any adjustments thereto at which such shares will be convertible or exchangeable;

(3) The rate of dividends, if any, payable on shares of such series, the conditions and the dates upon which such dividends shall be payable and whether such dividends shall be cumulative or non-cumulative;

(4) The amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Corporation;

(5) Redemption, repurchase, retirement and sinking fund rights, preferences and limitations, if any, the amount payable on shares of such series in the event of such redemption, repurchase or retirement, the terms and conditions of any sinking fund, the manner of creating such fund or funds and whether any of the foregoing shall be cumulative or non-cumulative; and

(6) Any other preference and relative, participating, optional or other special rights and qualifications, limitations or restrictions of shares such series not fixed and determined herein, to the extent permitted to do so by law.

(c) All shares of Preferred Stock shall be of equal rank and shall be identical, except with respect to particulars that may be fixed by the Board of Directors as above provided and as to the date from which dividends thereon, if any, shall be cumulative if made cumulative by the Board of Directors.

(d) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(e) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the stockholders. Class B Common Stock shall be non-voting Common Stock.

FIFTH: The name and mailing address of the incorporator of the Corporation are as follows:

Name	Address
Kristine A. Hemlock	Sidley & Austin One First National Plaza Chicago, Illinois 60603

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, subject to any specific limitation on such power provided by any By-Laws adopted by the stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, makes this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set her hand and seal this 23rd day of August, 1984.

Kristine A. Hemlock (SEAL)


EXHIBIT
tabbies
D

FOURTH REVISED AND RESTATED

BY-LAWS

OF

AGRI-LABORATORIES, LTD.

ARTICLE I

Offices

SECTION 1.1. Registered Office. The registered office of the corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of Newcastle and the name of its registered agent is CT Corporation Trust.

SECTION 1.2. Other Offices. The corporation may also have offices at such other places both within or without the State of Delaware as the Board of Directors may from time to determine or the business of the corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 2.1. Annual Meeting. The annual meeting of the stockholders shall be held at such time and place as shall be designated by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of stockholders as soon thereafter as convenient.

SECTION 2.2. Special Meetings. Except as otherwise prescribed by statute, special meetings of the stockholders for any purpose or purposes, may be called and the location thereof designated by the Chairman of the Board or the President and shall be called and the location thereof designated by the Secretary in writing at the written request of a majority of the Board of Directors or of stockholders owning capital stock

of the corporation having not less than a majority of the total voting power. Such request shall state the purposes of the proposed meeting.

SECTION 2.3. Place of Meetings. Each meeting of the stockholders for the election of directors shall be held at the office of the corporation at 6221 North K Highway, St. Joseph, Missouri 64505, unless the Board of Directors shall designate any other place, within or without the State of Delaware, as the place of such meeting. Meetings of stockholders for any other purpose may be held at such place, within or without the State of Delaware, and at such time as shall be determined pursuant to Section 2.2 and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.4. Notice of Meetings. Written or printed notice stating the place and time of each annual or special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting. (See also Articles IV and XI.)

When a meeting is adjourned to another time or place, no notice of the adjourned meeting other than an announcement at the meeting need be given unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting after such adjournment.

SECTION 2.5. Stockholder List. At least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder, shall be prepared by the Secretary. Such list shall be open to examination of any stockholder of the corporation during ordinary business hours, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, at the office of the corporation in St. Joseph, Missouri, or at the place the meeting is to be held, as designated by the Board of Directors, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, and subject to the inspection of any stockholder who may be present.

SECTION 2.6. Quorum. The holders of capital stock of the corporation having a majority of the voting power thereof, present in person or represented by proxy, shall be requisite for, and shall constitute, a quorum at all meetings of the stockholders of the corporation for the transaction of business, except as otherwise provided by statute, the certificate of incorporation or these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to

vote thereat present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.7. Proxies. At every meeting of the stockholders, each stockholder having the right to vote thereat shall be entitled to vote in person or by proxy. Such proxy shall be appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three (3) years prior to such meeting, unless such proxy provides for a longer period; and it shall be filed with the Secretary of the corporation before, or at the time of, the meeting.

SECTION 2.8. Voting. Unless the certificate of incorporation provides otherwise, at every meeting of stockholders, each stockholder shall be entitled to one (1) vote for each share of voting stock of the corporation entitled to vote thereat and registered in the name of such stockholder on the books of the corporation on the pertinent record date. When a quorum is present at any meeting of the stockholders, the vote of the holders of a majority of the stock having voting power which is present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by provision of the statutes, the certificate of incorporation or these by-laws, a different vote is required, in which case such provision shall govern and control the decision of such question. If the certificate of incorporation provides for more or less than one vote for any share on any matter, every reference in these by-laws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

SECTION 2.9. Voting of Certain Shares. Shares standing in the name of another corporation, domestic or foreign, and entitled to vote may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person, a minor or an incompetent person, and entitled to vote may be voted by his administrator, executor, guardian or conservator, as the case may be, either in person or by proxy. Shares standing in the name of a trustee, receiver or pledgee and entitled to vote may be voted by such trustee, receiver or pledgee either in person or by proxy as provided by Delaware law.

SECTION 2.10. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if a

consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented thereto in writing. Such consent shall be filed with the minutes of proceedings of the stockholders and shall have the same force and effect as a unanimous vote of stockholders.

SECTION 2.11. Treasury Stock. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by this corporation, shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this section shall be construed to limit the right of this corporation to vote shares of its own stock held by it in a fiduciary capacity.

ARTICLE III

Directors

SECTION 3.1. **Number.** The number of directors which shall constitute the whole Board shall be nine (9), which number can be increased or decreased at the discretion of the Board of Directors, but any decrease in size shall not affect the term of any director currently in office and shall take effect upon the end of such director's term.

SECTION 3.2. **Classes of Directors; Staggered Election of Directors; Restrictions on Serving as a Director.** The Board of Directors shall be divided into four (4) classes, Class 1 through Class 4. Each Class shall consist of two (2) directors. Class 1 through 3 directors shall serve for a three (3) year term, and Class 4 directors shall serve for a two (2) year term. Class 1 through 4 Directors need not be residents of the State of Delaware or stockholders of this corporation. Class 4 Directors are to be "outside" directors, which Directors shall not be stockholders of the corporation or employees of stockholders of the corporation.

Class 1 through 3 Directors shall be elected by the stockholders, and shall have staggered terms with the term of office terminating at the annual meeting of the stockholders in following years: Class 1 - 2003; Class 2 - 2001; and Class 3 - 2002. **At each annual meeting of stockholders, Class 1 through 3 directors nominated to succeed those whose terms expire at such annual meeting shall be elected for a term**

of office expiring at the third (3rd) succeeding annual meeting of stockholders after their election and shall hold office until their successors are elected and qualified.

Class 4 directors shall be nominated by the Board and elected by the Executive Committee to serve as Advisors until elected as Class 4 Directors by the Shareholders at the March meeting of the stockholders. Of the two initial Class 4 directors appointed at the March 2001 meeting, one shall serve a one (1) year term, expiring in March 2002, and one shall serve a two year terms, expiring March 2003. Thereafter, Class 4 Directors nominated shall serve for two-year terms.

No Class 1 through 4 Director shall serve as a director of this corporation for more than two (2) consecutive terms. A Class 1 through 4 Director shall be considered to have served two (2) consecutive terms notwithstanding the fact that the director served as a "Director Elect" (defined below), if applicable, "Outside Advisor" (defined below), if applicable, and/or as an officer of this Corporation for the entire period between two (2) otherwise consecutive terms as a director.

In the event of an increase or decrease in the number of Class 1 through 3 Directors on the Board, the additional or remaining directors, as the case may be, shall be allocated to classes so as to make the Classes 1 through 3 as nearly equal in size as possible. No decrease in the size of the Board shall shorten the term of any incumbent directors.

In addition to the Class 1 through Class 4 Directors, there shall be one unclassified Director who shall be the President/CEO of the Company, and who shall serve for an indefinite term until such director's successor is elected and qualified.

SECTION 3.3. Directors-Elect; Advisors.

a) Directors-Elect. At each annual meeting of stockholders, in addition to electing new directors, the stockholders will elect two (2) directors-elect for Classes 1 through 3, which directors-elect shall be nominated by the Shareholders and shall be invited to attend all Board of Directors meetings during the year following their election, with the intention that the directors-elect shall be elected as directors at the next following annual Shareholders meeting.

b) Advisors. The Finance Committee and the President shall nominate two individuals that are not stockholders of the corporation or employees of stockholders of the corporation to serve as Advisors to the Board of Directors, which such Advisors shall be elected as the first Class 4 Directors at the March 2001 annual meeting of the stockholders. Following the March 2001 meeting, the Board of Directors may, at their

sole discretion, ask up to two individuals (which individuals, if any, shall be nominated by the Finance Committee and by the President) to act as Class 4 Advisors to the Board of Directors. Any individuals appointed as a Class 4 Advisor shall be required to sign a Confidentiality Agreement.

c) General Conditions of Directors-Elect and Advisors. Class 1 through 3 Directors-elect and Class 4 Advisors, if any, may be replaced, changed, expanded or eliminated at the direction of the Board of Directors at any annual or special meeting. Class 1 through 3 Directors-elect and Class 4 Advisors shall not be entitled to notice of directors meetings, shall not be counted for purposes of quorum and shall have no voting rights as directors.

SECTION 3.4. Resignations and Vacancies. Any director, director-elect or advisor may resign at any time by giving written notice to the Board of Directors or to the President. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If, at any other time than the annual meeting of the stockholders, any vacancy occurs in the Board of Directors, Directors-Elect or Advisors caused by resignation, death, retirement, disqualification or removal from office of any director or otherwise, or any new directorship is created by an increase in the authorized number of directors by amendment of Section 3.1 of these by-laws, a majority of the directors then in office, although less than a quorum, may choose a successor, or fill the newly created directorship, and the director, director-elect or advisor so chosen shall hold office until the next annual election of directors by the stockholders and until his successor shall be duly elected and qualified, unless sooner displaced.

SECTION 3.5. Removal. Any director, director-elect or advisor may be removed, with or without cause, at any meeting of the stockholders, by the affirmative vote of the holders of a majority of the stock of the corporation having voting power, and the vacancy created by such removal may be filled by the stockholders at such meeting.

SECTION 3.6. Management of Affairs of Corporation. The property and business of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by stockholders. In case the corporation shall transact any business or enter into any contract with a director, or with any firm of which one or more of its directors are members, or with any trust, firm, corporation or association in which any director is a stockholder, director or officer or otherwise interested, the

officers of the corporation and directors in question shall be severally under the duty of disclosing all material facts as to their interest to the remaining directors promptly if and when such interested officers or such interested directors in question shall become advised of the circumstances. The affirmative votes of a majority of the disinterested directors shall then be required to authorize the contract or transaction, even if less than a quorum. In the case of continuing relationships in the normal course of business such disclosure and authorization shall be deemed effective, when once given, as to all transactions and contracts subsequently entered into.

SECTION 3.7. Dividends and Reserves. The Board of Directors may declare dividends upon stock of the corporation at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, in shares of stock or otherwise in the form, and to the extent, permitted by law. The Board of Directors may set apart, out of any funds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purpose, and also may abolish any such reserve in the manner in which it was created.

SECTION 3.8. Regular Meetings. An annual meeting of the Board of Directors shall be held, without other notice than by this by-law, immediately after or immediately before, and at the same place as, the annual meeting of the stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without notice other than by such resolution.

SECTION 3.9. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or upon the request of any two directors, and shall be called by the Secretary to be held at such time and place, either within or without the State of Delaware as shall be designated by the call and specified in the notice of such meeting; and notice thereof shall be given as provided in Section 3.10 of these by-laws.

SECTION 3.10. Notice of Special Meetings. Except as otherwise prescribed by statute, written or actual oral notice of the time and place of each special meeting of the Board of Directors shall be given at least two (2) days prior to the time of holding the meeting. Any director may waive notice of any meeting. (See also Articles IV and XI.)

SECTION 3.11. Quorum. At each meeting of the Board of Directors, the presence of not less than a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate

of incorporation or these by-laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Unless otherwise restricted by the certificate of incorporation, any member of the Board of Directors or of any committee designated by the Board may participate in a meeting of the directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such equipment shall constitute presence in person at such meeting.

SECTION 3.12. **Presumption of Assent**. Unless otherwise provided by statute, a director of the corporation who is present at a meeting of the Board of Directors at which action is taken on any corporate matter shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 3.13. **Action Without Meeting**. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

SECTION 3.14. **Presiding Officer**. The presiding officer at any meeting of the Board of Directors shall be the Chairman of the Board or, in his absence, any other director elected chairman by vote of a majority of the directors present at the meeting.

SECTION 3.15. **Executive**. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws, designate two or more directors of the corporation to constitute an executive committee, which, to the extent provided in the resolution and by Delaware law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it.

SECTION 3.16. **Other Committees**. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws,

designate such other committees as it may from time to time determine. Each such committee shall consist of such number of directors, shall serve for such term and shall have and may exercise, during intervals between meetings of the Board of Directors, such duties, functions and powers as the Board of Directors may from time to time prescribe.

SECTION 3.17. Alternates. The Board of Directors may from time to time designate from among the directors alternates to serve on one or more committees as occasion may require. Whenever a quorum cannot be secured for any meeting of any committee from among the regular members thereof and designated alternates, the member or members of such committee present at such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified member.

SECTION 3.18. Quorum and Manner of Acting - Committees. The presence of a majority of members of any committee shall constitute a quorum for the transaction of business at any meeting of such committee, and the act of a majority of those present shall be necessary for the taking of any action thereat.

SECTION 3.19. Committee Chairman, Books and Records, Etc. The Board of Directors shall select the chairman of each committee from among the members of the committee.

Each committee shall keep a record of its acts and proceedings, and all actions of each committee shall be reported to the Board of Directors at its next meeting.

Each committee shall fix its own rules or procedure not inconsistent with these by-laws or the resolution of the Board of Directors designating such committee and shall meet at such times and places and upon such call or notice as shall be provided by such rules.

SECTION 3.20. Fees and Compensation of Directors. Directors shall not receive any stated salary for their services as such; but, by resolution of the Board of Directors, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Members of the Board shall be allowed their reasonable traveling expenses when actually engaged in the business of the corporation. Members of any committee may be allowed like fees and expenses for attending committee meetings. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may determine to pay the fees and expenses allowed

pursuant to this Section 3.20 to any one Class of Directors without having to pay such fees and expenses to all Classes of Directors, as well as to the Directors-Elect and/or the Advisors, if any.

SECTION 3.21. Reliance Upon Records. Every director of the corporation, or member of any committee designated by the Board of Directors pursuant to authority conferred by Section 3.14 of these by-laws, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the corporation by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by such committee, or in relying in good faith upon other records of the corporation, including, without limiting the generality of the foregoing, records setting forth or relating to the value and amount of assets, liabilities and profits of the corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared or paid or with which stock of the corporation might lawfully be purchased or redeemed.

ARTICLE IV

Notices

SECTION 4.1. Manner of Notice. Whenever under the provisions of the statutes, the certificate of incorporation or these by-laws, notice is required to be given to any stockholder, director or member of any committee designated by the Board of Directors, it shall not be construed to require personal delivery and such notice may be given in writing by depositing it, in a sealed envelope, in the United States mails, air mail or first class, postage prepaid, addressed (or by delivering it to a telegraph company, charges prepaid, for transmission) to such stockholder, director or member either at the address of such stockholder, director or member as it appears on the books of the corporation or, in the case of such a director or member, at his business address; and such notice shall be deemed to be given at the time when it is thus deposited in the United States mails (or delivered to the telegraph company). Such requirement for notice shall be deemed satisfied, except in the case of stockholder meetings with respect to which mandatory written notice is required by law, if actual notice is received orally or in writing by the person entitled thereto as far in advance of the event with respect to which notice is given as the minimum notice period required by law or these by-laws.

SECTION 4.2. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes, the certificate of incorporation, or these by-laws, a

waiver thereof in writing signed by the person or persons entitled to such notice, whether before, at or after the time stated therein, shall be deemed equivalent thereto. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committee of directors need be specified in any written waiver of notice unless so required by statute, the certificate of incorporation or these by-laws.

ARTICLE V

Officers

SECTION 5.1. Officers and Official Positions. The officers of the corporation shall be a Chairman of the Board, President, one or more Vice Presidents, a Secretary, a Treasurer, and such Assistant Secretaries, Assistant Treasurers, and other officers as the Board of Directors shall determine. The same person may hold any two or more offices. None of the officers need be a director, a stockholder of the corporation or a resident of the State of Delaware.

SECTION 5.2. Election and Term of Office. The officers of the corporation may be elected annually by the Board of Directors at their first meeting held after each regular annual meeting of the stockholders. If the election of officers shall not be held at such meeting of the Board, such election may be held at a regular or special meeting of the Board of Directors as soon thereafter as may be convenient. Each officer shall hold office until his successor is elected and qualified or until his death or resignation or until he shall have been removed in the manner hereinafter provided.

SECTION 5.3. Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors then in office at any regular or special meeting of the board; but such removal shall be without prejudice to the contract rights, if any, of such person so removed. Any officer may resign at any time by giving written notice to the Board of Directors, to the President or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.4. Vacancies. The Board may fill a vacancy in any office because of death, resignation, removal, or any other cause for the unexpired portion of the term.

SECTION 5.5. Chairman of the Board. The Chairman of the Board shall be the Chief Policy Making Officer of the corporation and shall preside at all meetings of the stockholders, the Board of Directors, or committees of the Board of which he is a member. He shall perform such other duties and have such other powers as may from time to time be assigned to him by the Board of Directors. To the extent a separate Chairman of the Board is not appointed by the Board, the President shall serve as Chairman of the Board.

SECTION 5.6. President. The President shall be the Chief Executive Officer of the corporation and shall have the overall supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to such policies and directions as may be determined by the Chairman of the Board or provided by the Board of Directors. He shall have authority to designate the duties and powers of other officers and delegate special powers and duties to specified officers, so long as such designation shall not be inconsistent with the statutes, these by-laws or action of the Board of Directors. He shall also have power to execute, and shall execute, deeds, mortgages, bonds, contracts or other instruments of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors or by the President to some other officer or agent of the corporation. The President may sign with the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors, and shall vote, or give a proxy to any other person to vote, all shares of the stock of any other corporation standing in the name of the corporation. The President in general shall have all other powers and shall perform all other duties which are incident to the chief executive office of a corporation or as may be prescribed by the Board of Directors from time to time.

SECTION 5.7. Vice Presidents. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors or, if not fixed, the Vice President designated by the Board of Directors or the President, shall perform all duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President(s) shall have such other powers and perform such other duties, not inconsistent with the statutes, these by-laws, or action of the Board of Directors, as from time to time may be prescribed for them, respectively, by the Board of Directors or the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, or the Treasurer

or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors.

SECTION 5.8. Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (c) have charge of the corporate records; (d) affix the seal of the corporation, if any, or a facsimile thereof, or cause it to be affixed, to all certificates for shares prior to the issue thereof and to all documents the execution of which on behalf of the corporation under its seal are duly authorized by the Board of Directors or otherwise in accordance with the provisions of these by-laws; (e) keep a register of the post office address of each stockholder, director and committee member which shall from time to time be furnished to the Secretary by such stockholder, director or member; (f) sign with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of responsibility for the performance of such duties.

SECTION 5.9. Treasurer. The Treasurer shall: (a) be responsible to the Board of Directors for the receipt, custody and disbursement of all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall from time to time be selected in accordance with the provisions of Section 7.4 of these by-laws; (c) disburse the funds of the corporation as ordered by the Board of Directors or the President or as otherwise required in the conduct of the business of the corporation; (d) render to the President or the Board of Directors, upon request, an account of all his transactions as Treasurer and on the financial condition of the corporation; and (e) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President, by the Board of Directors or these by-laws. He may sign, with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of

responsibility for the performance of such duties. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.10. Assistant Treasurers and Assistant Secretaries. The Assistant Treasurers and Assistant Secretaries shall perform all functions and duties which the Secretary or Treasurer, as the case may be, may assign or delegate; but such assignment or delegation shall not relieve the principal officer from the responsibilities and liabilities of his office. In addition, an Assistant Secretary or an Assistant Treasurer, as thereto authorized by the Board of Directors, may sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; and the Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or by the Board of Directors. The Assistant Treasurers shall, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.11. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors or by such officer as it shall designate for such purpose or as it shall otherwise direct. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director of the corporation.

ARTICLE VI

Divisions

SECTION 6.1. Divisions of the Corporation. The Board of Directors shall have the power to create and establish such operating divisions of the corporation as they may from time to time deem advisable.

SECTION 6.2. Official Positions Within a Division. The President may appoint individuals, whether or not they are officers of the corporation to, and may, with or without cause, remove them from, official positions established within a division, but not filled by the Board of Directors.

ARTICLE VII

Loans. Checks. Deposits and Contracts

SECTION 7.1. Loans. No loans shall be contracted on behalf of the corporation or any division thereof, and no evidence of indebtedness shall be issued in the name of the corporation or any division thereof, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 7.2. Checks. Drafts, etc. All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, or any division thereof, shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall from time to time be authorized by the Board of Directors.

SECTION 7.3. Deposits. All funds of the corporation or any division thereof, not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

SECTION 7.4. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

ARTICLE VIII

Certificates of Stock and Their Transfer

SECTION 8.1. Certificates of Stock. The certificates of stock of the corporation shall be in such form as may be determined by the Board of Directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. If any stock certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any officer of the corporation may be facsimile. In case any such officer whose facsimile signature has thus been used on any such certificate shall cease to be such officer, whether because of death, resignation or otherwise, before such certificate has been delivered by the corporation, such certificate

may nevertheless be delivered by the corporation, as though the person whose facsimile signature has been used thereon had not ceased to be such officer. All certificates properly surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued to evidence transferred shares until the former certificate for at least a like number of shares shall have been surrendered and canceled and the corporation reimbursed for any applicable taxes on the transfer, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms, and with such indemnity (if any) to the corporation, as the Board of Directors may prescribe specifically or in general terms or by delegation to a transfer agent for the corporation. (See Section 8.2)

SECTION 8.2. **Legend on Certificates**. All shares of Common Stock of the corporation shall bear the following legends:

> The shares represented by this certificate may not be sold, pledged or otherwise transferred without registration under the Securities Act of 1933, as amended, unless the Company has received a satisfactory opinion of counsel acceptable to it to the effect that the proposed resale, pledge or transfer does not require registration under such Act or any other applicable securities laws.
>
> The transfer of the shares represented by this certificate is subject to the By-laws of the Company, which grant the Company and the other holders of shares of Common Stock of the Company options to purchase the shares represented by this certificate upon any proposed transfer hereof.

SECTION 8.3. **Lost Stolen or Destroyed Certificates**. The Board of Directors in individual cases, or by general resolution or by delegation to the transfer agent, may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate(s), or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 8.4. Transfers of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and upon payment of applicable taxes with respect to such transfer, and in compliance with any restrictions on transfer applicable to the certificate or shares represented thereby of which the corporation shall have notice and subject to such rules and regulations as the Board of Directors may from time to time deem advisable concerning the transfer and registration of certificates for shares of capital stock of the corporation, the corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof or by his attorney or successor duly authorized as evidenced by documents filed with the Secretary or transfer agent of the corporation.

SECTION 8.5. Restrictions on Transfer. The following restrictions on Transfer of a stockholder's shares shall be effective until such time as the Securities and Exchange Commission has made effective a public offering of any class of the corporation's capital stock, at which time this Section 8.5 shall be null and void and of no further effect.

(a) General. No stockholder may dispose of any shares owned by such stockholder by sale, exchange, assignment, voluntary transfer, involuntary transfer, gift, devise, bequest, mortgage, pledge, encumbrance or otherwise, (collectively a "Transfer") except in accordance with these by-laws.

(b) Option to Purchase. If a stockholder intends to Transfer shares of the corporation of which the stockholder is the owner to any person other than the corporation, or if such shares are to be transferred by operation of law or otherwise to any such person, such stockholder or such stockholder's personal representative shall give written notice to the corporation and the remaining stockholders stating (i) the number of shares of common stock proposed to be transferred, (ii) the name, business and residence address of the proposed transferee and (iii) the amount of the consideration, method of payment and other terms of the proposed Transfer. Such notice shall include a copy of any and all documents associated with such Transfer.

The corporation may exercise its option to purchase all but not less than all of the shares proposed to be transferred upon written notice to such stockholder. Such notice shall be given by the corporation not later than sixty (60) days following the next regularly scheduled meeting of the Board of Directors of the corporation ("Repurchase Period). In the event that a Transfer

of shares occurs without the giving of notice as specifically provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. The corporation's decision to exercise the option to purchase a stockholder's shares shall be made by the corporation's Board of Directors, provided that no director shall vote with regard to the corporation's election to acquire shares of such director or owned by an entity with regard to which the director is a shareholder, owner, officer, director or employee. The closing on the purchase of the shares shall occur within 30 days after the end of the Repurchase Period in accordance with the provisions of Section 8.5(c) hereof and under the terms and conditions of any Stock Purchase Agreement entered into between the corporation and the stockholder.

Shares proposed to be transferred which are not purchased by the corporation may be transferred free from the restriction of these by-laws, provided, that such shares are transferred within 60 days of the expiration of the Repurchase Period to the party named in the written notice to the corporation described in this Section 8.5(b). Such party shall be bound by these Bylaws and the prohibition against transfer set forth in this Section 8.5 and must sign documents requested by the corporation acknowledging the foregoing.

(c) **Purchase Price**. The purchase price of such shares shall be the book value per share of the corporation, determined by the corporation's regularly maintained public accountant as of the end of the month which proceeds the date of such notice, adjusting for the sale of shares during such month; provided, however, that should the stockholder and the corporation be parties to a written stock purchase agreement setting forth terms and conditions for the purchase price, then the terms and conditions of such stock purchase agreement shall apply and be binding.

(d) **Additional Restrictions**. Subject to paragraphs (a), (b) and (c) of this Section 8.5, any stockholder may enter into an agreement with other stockholders or with the corporation providing for additional limitation or restriction on the right of such stockholder to transfer shares of capital stock of the corporation held by a stockholder. Any such limitation or restriction on the transfer of shares of this corporation may be set forth on certificates given to the corporation or the transfer agent, in which case the corporation or transfer agent shall not be required to transfer such shares upon the books of the corporation without receipt of satisfactory evidence of compliance with the terms of such limitation or restriction.

(e) **Breach of Contract Provision**. In the event a stockholder breaches a contract between the stockholder and the corporation, including but not limited to breach of any confidentiality agreement, distribution agreement, license agreement, consignment agreement, such breach, if unresolved to the satisfaction of the corporation, following 30 days written notice of such breach by the corporation to such stockholder, shall be considered a "transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(f) **Termination of Distributor Status**. In the event a stockholder does not have a current Distribution Agreement in effect with the corporation for any or no reason (including but not limited to non-renewal and termination for cause), the date upon which such stockholder does not have a Distribution Agreement in effect shall be deemed a "Transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(g) **Prohibition Upon Ownership Interest in Competing Organizations**. If a stockholder intends to directly or indirectly acquire or maintain an equity interest in any master private label distributor of animal biologicals and/or pharmaceuticals which is primarily owned by its customer/distributors, other than this corporation, such stockholder shall give written notice thereof to the corporation and the remaining stockholders stating (1) the name of the organization with regard to which the stockholder intends to acquire or maintain an equity interest, (2) the nature of the business of the entity with regard to which the stockholder intends to acquire or maintain an equity interest, and (3) the stockholder's intention with regard to renewal of any existing agreements between the stockholder and the corporation, including but not limited to distribution agreements. A stockholder acquiring an equity interest and/or maintaining an equity interest in such an entity shall be deemed a "transfer" for purposes of this Section 8.5, and the corporation shall have an option to purchase such stockholder's shares, which such option shall not expire until the end of the Repurchase Period. In the event that the stockholder acquires or maintains such an equity interest without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. For purposes of this paragraph, a stockholder shall be deemed to directly or indirectly own an equity interest in a master distributor, if such stockholder, its shareholders,

employees, officers, directors, and/or spouses of the foregoing acquire or maintain such an interest.

(h) <u>Indirect Transfer of Ownership</u>. If a stockholder is other than an individual, and such stockholder undergoes a change in its majority ownership and/or majority voting control such that those persons directly or indirectly having a fifty-one percent (51%) ownership or voting interest in such stockholder prior to such change, either pursuant to a single transaction and/or a series of transactions, no longer directly or indirectly has a fifty-one percent (51%) ownership interest in the stockholder or no longer has a fifty-one percent (51%) voting interest in such stockholder, then in such event such transfer in the ownership of the stockholder shall be considered a "Transfer" within the meaning of this Section 8.5. If a stockholder intends to transfer its ownership and/or voting interests as set forth within this subparagraph, such stockholder shall give written notice to the corporation and the remaining stockholders stating: (i) the equity interest in the stockholder which is proposed to be transferred; (ii) the name, business and residential address of the proposed transferee; and (iii) the amount of the consideration, method of payment and other terms of the proposed transfer. Upon such event, the corporation may exercise its option to purchase all but not less than all of the shares of this corporation held by the stockholder upon written notice to such stockholder, which such option shall not expire until the end of the Repurchase Period. In the event that a transfer of the ownership or voting interest of the stockholder occurs without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase the shares of this corporation held by the stockholder, notwithstanding the fact that such notice was not given. The provisions of this Section 8.5 shall apply to the transfer referred to within this subparagraph, to the extent appropriate.

SECTION 8.6. <u>No Fractional Share Certificates</u>. Certificates shall not be issued representing fractional shares of stock.

SECTION 8.7. <u>Fixing Record Date</u>. The Board of Directors may fix in advance a date, not exceeding sixty (60) days, nor less than ten (10) days, preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining any consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such

consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

SECTION 8.8. Stockholders of Record. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX

Indemnification

SECTION 9.1. In General. Each person who at any time is or shall have been a director, officer, employee or agent of this corporation, or is or shall have been serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and his heirs, executors and administrators, shall be indemnified by this corporation in accordance with and to the full extent permitted by the Delaware General Corporation Law as in effect at the time the action occurred for which the indemnification is requested. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. If authorized by the Board of Directors, the corporation may purchase and maintain insurance on behalf of any person to the full extent permitted by the Delaware General Corporation Law as in effect at the time of the adoption of this by-law or as amended from time to time.

ARTICLE X

General Provisions

SECTION 10.1. Fiscal Year. The fiscal year of the corporation shall begin on January 1st of each year and end on December 31st of each year.

SECTION 10.2. Seal. The corporate seal shall have no seal unless otherwise directed by the Board of Directors.

ARTICLE XI

Amendments

SECTION 11.1. General. Any provision of these by-laws may be altered, amended or repealed from time to time by the affirmative vote of a majority of the stock having voting power present in person or by proxy at any annual meeting of stockholders at which a quorum is present, or at any special meeting of stockholders at which a quorum is present, if notice of the proposed alteration, amendment or repeal be contained in the notice of such special meeting, or by the affirmative vote of a majority of the directors then qualified and acting at any regular or special meeting of the Board; provided, however, that the stockholders may provide specifically for limitations on the power of directors to amend particular by-laws and, in such event, the directors' power of amendment shall be so limited; and further provided that no reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Edward S. Sloan, Secretary

EXHIBIT E
MAY 30, 2003
AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class B Shares)

THIS AGREEMENT is made effective this _____ day of __________, 200__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ______________________, having a mailing address of ____, and having a social security number of ____________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class B common stock pursuant to a Form 1-A Offering Circular dated May 30, 2003 at $20.31 per, and

WHEREAS, the Subscriber desires to acquire, for investment, the Shares.

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class B common stock of the Company as referenced in paragraph 22. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

   a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

   b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber is an employee of [the Company OR ______________________, a Class A Shareholder and distributor of the Company].

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **Restricted Shares:** Subscriber understands that the Shares acquired pursuant to this Subscription Agreement have not been registered under the Securities Act of 1933, as amended, and have not been registered under the Blue Sky Laws of the State of Delaware or any other state. Subscriber understands that without such registration, the Shares may not be sold, pledged, hypothecated, or otherwise transferred, except upon delivery to Company of an Opinion of Counsel satisfactory to Company that registration is not required for such transfer. Subscriber understands that the share certificates will bear a legend reflecting their status as restricted securities.

d. **Financial Ability:** Subscriber acknowledges that he or she has the financial ability to bear the economic risk of this investment, has adequate means to provide for current needs and contingencies, and has no need for liquidity in the investment in the Shares.

e. **Receipt of Company Information/Access toCompany's Management:** Subscriber acknowledges receipt of the Form 1-A Offering Circular dated May 30, 2003. Further, Subscriber has had access to and an opportunity to inspect the Company's most recent financial statements and its corporate records and an opportunity to meet with and ask questions of the Company's senior management concerning the investment in the Shares.

f. **Access to Tax and Legal Counsel:** Subscriber has had the opportunity to review the merits of the investment with tax and legal counsel and financial advisors as it deems advisable.

g. **Sophistication:** Subscriber either alone, or with the assistance of tax counsel, legal counsel or other financial advisors, has such knowledge and expertise in financial and business matters so that he or she is capable of evaluating the merits and risks of an investment in the Shares.

h. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

i. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the

Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

j. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

k. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

l. **Highly Speculative Investment:** Subscriber understands that the Shares offered hereby are highly speculative, involve a high degree of risk, and will be purchased only by persons who can afford to lose their entire investment. Subscriber has carefully considered the high risk associated with the Shares.

m. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

n. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Termination of Employment.** In addition to the restrictions on transfer set forth in the Company's By-Laws, if Subscriber's employment with the Company or with a Class A Shareholder of the Company is terminated for any reason or no reason by either party, the Company will have the option and right to buy all of the Shares owned by the Subscriber and the Subscriber will sell such Shares pursuant to the terms and conditions of this Agreement.

c. **Company's Option to Purchase.** For the period commencing upon the final termination date of Subscriber's employment with the Company or a Class A Shareholder of the Company, and thereafter for a sixty (60) day period, the Company will have the option to

purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said sixty (60) day period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the net tangible book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder of the Company. Such price will be adjusted for the sale of other Class B shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Company's written notice of its option. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> "The shares represented by this Certificate have not been registered under the Securities Act of 1933, Delaware Securities Laws or the securities laws of any other state and may not be transferred unless (1) a Registration Statement with respect to such shares has become effective under the Securities Act of 1933, as amended, and appropriate state Blue Sky Laws or (2) the Company has received an opinion of counsel satisfactory to it that such transfer is exempt from registration and that no violation of such Act or Blue Sky Laws will be involved in such transfer.
>
> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and

conditions of an Agreement dated as of __________, by and between Agri-Laboratories, Ltd. and ____________________.
A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **WAIVER OF RESCISSION RIGHTS.** Notwithstanding any breach or default by either party of any of their respective representations, warranties, covenants, or agreements under this Agreement, if the purchase and sale contemplated by this Agreement is consummated upon execution of this Agreement, each party waives any rights that it may have to rescind this Agreement or the transaction consummated by it; provided, however, this waiver will not affect any other rights or remedies available to the parties under this Agreement or under the law.

16. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

17. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely

performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

18. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

19. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 West 12th Street, Suite 1300
Kansas City, MO 64105

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

20. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

21. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or

court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

22. **Subscription and Payment.** Purchaser hereby subscribes for Class B Shares and encloses payment as follows:

a) Class B Shares: _______________ @ $20.31 per share
(No. Of Shares Purchased)

____
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s): _______________

Resident Address: _______________
Street City State Zip

Mailing Address: _______________
Street City State Zip

Custodian Name &
Mailing Address: _______________

____
Street City State Zip

c) Social Security No.
or Tax ID No. _______ - _______ - _______

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of _______________, 2003.

____
NAME OF PURCHASER
(Please Print)

____
SIGNATURE OF PURCHASER

____

____

NAME OF JOINT PURCHASER
(if any)
(Please Print)

SIGNATURE OF JOINT PURCHASER

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ___________, 2003

AGRI-LABORATORIES, LTD.

By:_______________________________
Steve Schram, President

EXHIBIT F
AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class C Shares)

THIS AGREEMENT is made effective this _____ day of __________, 200__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ______________________, having a mailing address of ____, and having a social security number of ____________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class C common stock with a minimum investment of 1000 shares pursuant to a Form 1-A Offering Circular dated May 30, 2003; and

WHEREAS, the Subscriber desires to acquire, for investment, a portion of those Class C shares as more fully set out in Paragraph 22 of this Agreement (the "Shares").

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class C common stock of the Company as referenced in paragraph 22. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

   a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

   b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

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a. **Subscriber's Status:** Subscriber represents that he or she is a licensed, practicing veterinarian or that it is a business entity comprised of veterinarians.

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **Restricted Shares:** Subscriber understands that the Shares acquired pursuant to this Subscription Agreement have not been registered under the Securities Act of 1933, as amended, and have not been registered under the Blue Sky Laws of the State of Delaware or any other state. Subscriber understands that without such registration, the Shares may not be sold, pledged, hypothecated, or otherwise transferred, except upon delivery to Company of an Opinion of Counsel satisfactory to Company that registration is not required for such transfer. Subscriber understands that the share certificates will bear a legend reflecting their status as restricted securities.

d. **Financial Ability:** Subscriber acknowledges that he or she has the financial ability to bear the economic risk of this investment, has adequate means to provide for current needs and contingencies, and has no need for liquidity in the investment in the Shares.

e. **Receipt of Company Information/Access to Company's Management:** Subscriber acknowledges receipt of the Form 1-A Offering Circular dated May 30, 2003. Further, Subscriber has had access to and an opportunity to inspect the Company's most recent financial statements and its corporate records and an opportunity to meet with and ask questions of the Company's senior management concerning the investment in the Shares.

f. **Access to Tax and Legal Counsel:** Subscriber has had the opportunity to review the merits of the investment with tax and legal counsel and financial advisors as it deems advisable.

g. **Sophistication:** Subscriber either alone, or with the assistance of tax counsel, legal counsel or other financial advisors, has such knowledge and expertise in financial and business matters so that he or she is capable of evaluating the merits and risks of an investment in the Shares.

h. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

i. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the

business as now conducted or on the properties, the financial condition, or income of the Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

j. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

k. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

l. **Highly Speculative Investment:** Subscriber understands that the Shares offered hereby are highly speculative, involve a high degree of risk, and will be purchased only by persons who can afford to lose their entire investment. Subscriber has carefully considered the high risk associated with the Shares.

m. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

n. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Conditions to Purchase**. In order to purchase Class C shares Subscriber must be a licensed, practicing veterinarian or a business comprised of veterinarians.

c. **Company's Option to Purchase**. Subsequent to purchase, if any one of the following events occurs the Company shall have the option to repurchase the Class C shares owned by the Subscriber in accordance with the procedures hereafter stated:

i) The Subscriber if an individual ceases to be engaged in the practice of veterinary medicine, or if a business entity if it is merged, dissolved or ceases to be engaged in the active practice of veterinary medicine;

ii) In any calendar year subsequent to the date of purchase of Class C shares, the Subscriber fails to purchase an aggregate of $20,000 of TITANIUM® or MASTER GUARD® vaccines, or $75,000 of general Company products; or

iii) The existence of any applicable conditions stated in Section 8.5 of the Company's current Bylaws (Exhibit A).

d. **Company's Option to Purchase Procedures.** For the period commencing upon and continuing for a period of sixty (60) days following the next regularly scheduled meeting of the Board of Directors (the "Repurchase Period"), the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said Repurchase Period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder of the Company. Such price will be adjusted for the sale of other Class C shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of Paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Repurchase Period. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

"The shares represented by this Certificate have not been registered under the Securities Act of 1933, Delaware Securities Laws or the securities laws of any other state and may not be transferred unless (1) a Registration Statement with respect to such shares has become effective under the Securities Act of 1933, as amended, and appropriate state Blue Sky Laws or (2) the Company has received an opinion of counsel satisfactory to it that such transfer is exempt from registration and that no violation of such Act or Blue Sky Laws will be involved in such transfer.

The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and conditions of an Agreement dated as of __________, by and between Agri-Laboratories, Ltd. and ____________________. A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs,

expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **WAIVER OF RESCISSION RIGHTS.** Notwithstanding any breach or default by either party of any of their respective representations, warranties, covenants, or agreements under this Agreement, if the purchase and sale contemplated by this Agreement is consummated upon execution of this Agreement, each party waives any rights that it may have to rescind this Agreement or the transaction consummated by it; provided, however, this waiver

will not affect any other rights or remedies available to the parties under this Agreement or under the law.

16. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

17. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

18. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

19. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 West 12th Street, Suite 1300
Kansas City, MO 64105

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

20. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

21. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

22. **Subscription and Payment**. Purchaser hereby subscribes for Class C Shares and encloses payment as follows:

a) Class C Shares: ________________ @ $_________ per share
(No. Of Shares Purchased)
$____________________________
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s):____

Resident Address:_____________________________________
Street City State Zip

Mailing Address:______________________________________
Street City State Zip

Custodian Name &
Mailing Address:____

____
Street City State Zip

c) Social Security No.
or Tax ID No. ________ - ________ - ________

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of __________________, 2003.

________________________________	________________________________
NAME OF PURCHASER (Please Print)	SIGNATURE OF PURCHASER
________________________________	________________________________
NAME OF JOINT PURCHASER (if any) (Please Print)	SIGNATURE OF JOINT PURCHASER

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ___________________, 2003

AGRI-LABORATORIES, LTD.

By:_____________________________________
Steve Schram, President


EXHIBIT
tabbies
G-1

LEASE AGREEMENT

Between

AGRI-LABORATORIES, LTD.

And

K HIGHWAY LIMITED PARTNERSHIP

Dated: January 1, 2001

TABLE OF CONTENTS

LEASE AGREEMENT

This Lease is made as of January 1, 2001, (the "Effective Date") by and between K HIGHWAY LIMITED PARTNERSHIP, a Missouri limited partnership ("Landlord"), and AGRI LABORATORIES, LTD., a Missouri corporation ("Tenant"), whose address is Post Office Box 3103, St. Joseph, Missouri 64503.

1. RECITALS.

WHEREAS, Landlord is the owner of that certain real property commonly known as 6221 K Highway, St. Joseph, Andrew County, Missouri, and more fully described in Exhibit A attached hereto and incorporated herein (the "Premises")

WHEREAS, Tenant desires to lease from Landlord, and Landlord agrees to lease to Tenant, the premises demised hereunder pursuant to the Lease.

2. PREMISES.

Landlord leases to Tenant and Tenant leases from the Premises, including the building and other improvements located on the property containing approximately 54,000 square feet of floor space plus mezzanine space.

3. USE.

Tenant shall use the Premises for the conduct of a sales and warehouse business, including operations allied thereto, and other lawful uses.

4. TERM.

The term shall be for a period of five (5) years commencing on January 1, 2001 and ending on December 31, 2005.

5. OPTION TO EXTEND TERM.

Tenant is given the option to extend the term of all provisions contained in the Lease, except for rent, for two separate five-year periods ("extended term") following expiration of the then term, by giving notice of exercise of the option ("option notice") to Landlord at least

nine (9) months before the expiration of such term. Provided that, if Tenant is in default on the date of giving the option notice, the option notice shall be totally ineffective, or if Tenant is in default on the date the extended term is to commence, such extended term shall not commence and this Lease shall expire at the end of the prior term.

Rent for the extended term shall be the rent pursuant to Paragraph 6 hereof adjusted upward to match the percentage increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof until the commencement date of the extended term.

6. RENT.

A. Tenant shall pay to Landlord $28,140.00 per month in advance on the first day of each month, commencing on January 1, 2001, and continuing during the term. Rent for any partial month shall be prorated at the rate of one-thirtieth (1/30) of the rent per day. All rent shall be paid to Landlord at the address at which notices to Landlord are given.

B. If this Lease terminates before the expiration date for reasons other than Tenant's default, rent shall be prorated to the date of termination, and Landlord shall immediately repay to Tenant all rent then prepaid and unearned.

C. Landlord shall not become or be deemed a partner or a joint venturer with Tenant by reasons of the provisions of this Lease.

D. Tenant has provided to Landlord a rent deposit in the amount of $15,790 ("Prepaid Rent Deposit"). Landlord shall retain said Prepaid Rent Deposit until termination of this Lease Agreement. Tenant hereby provides Landlord with the authority to deduct from the Prepaid Rent Deposit any damages caused to the Premises by Tenant provided such deductions are made pursuant to and do not conflict with application state law.

7. REQUIRED EXPANSION.

Tenant is hereby given the option to require the Landlord to expand the building and other improvements located on the property (the "Additional Space"), subject to the following terms and conditions:

A. Landlord and Tenant shall enter into an Addendum to this Lease Agreement modifying the definition of the Premises contained in

Paragraph 2 hereof, adjusting the remaining term of the Lease in Paragraph 4 hereof to a period of five years after completion of the Additional Space and adjusting the rent for the existing Premises and Additional Space as set forth in Paragraph 6 hereof.

B. As provided for in this Paragraph 7, this Lease Agreement shall be amended to adjust the rent for the then existing Premises as set forth in Paragraph 6 hereof, to adjust upward to match the percentage of increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof to the effective date of the beginning of the adjusted lease term.

C. As provided for in this Paragraph 7, the Lease Agreement shall be modified to set forth additional rent for the Additional Space in an amount which shall be a function of construction costs for the Additional Space as described herein. The rent for the Additional Space shall be an amount equal to the cost of construction fully amortized over a period not to exceed ten (10) years at an interest rate equal to the interest rate paid by the Landlord on its permanent financing for the construction.

D. Tenant may require Landlord to build such Additional Space, and to lease such Additional Space to Tenant by serving notice thereof prior to December 31, 2005, which notice shall include a proposed Addendum to this Lease Agreement incorporating the terms required herein, and accompanied by complete plans and specifications for the construction of the Additional Space.

E. Landlord agrees to use its best efforts to obtain construction financing for the construction of the Additional Space and agrees to use its best efforts to obtain a five year amortized mortgage to replace the construction financing. Landlord's obligation to construct the Additional Space shall be contingent upon its ability to obtain construction and takeout or permanent financing for the Additional Space.

F. If requested by Landlord, Tenant agrees to enter into a Subordination, Non-Disturbance and Attornment Agreement with regard to the Lease as amended with any financing entity.

G. In the event there shall remain any option to extend the term of the Lease as provided for in Paragraph 5 hereof, such option shall also relate to the Additional space. The adjustment of rent provided for in Paragraph 5 which is intended to reflect inflation as measured by the Consumer Price Index, shall also be applied to the rent associated with the Additional Space with regard to any renewal thereof.

H. Landlord agrees to commence construction on the Additional Space within thirty (30) days from the date of obtaining construction and takeout or permanent financing for the Additional Space and to diligently pursue such construction to completion, and, subject to the provisions of this Agreement, to supply such monies and to perform such duties as may be necessary to complete the construction of the Additional Space pursuant to the plans and specifications provided by Tenant.

I. For purposes of this Agreement construction costs shall mean all costs paid to construct and complete the Additional space including, but not limited to, demolition costs, site preparation costs, architectural fees, contractor's fees, engineering fees, all loan fees and carrying costs, construction period interest, legal fees, accounting fees and all costs of labor materials paid or necessarily incurred by Landlord.

8. PERSONAL PROPERTY TAXES.

Tenant shall pay before delinquency all taxes and assessments that are levied and assessed against Tenant's personal property installed or located in or on the Premises and that become payable during the term. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of these payments.

9. REAL PROPERTY TAXES.

Tenant shall pay all real property taxes and general and special assessments ("real property taxes") levied and assessed against the Premises.

Each year Landlord shall notify Tenant of the real property taxes and immediately upon receipt of the tax bill shall furnish Tenant with a copy of the tax bill. Tenant shall pay the real property taxes not later than ten (10) days before the taxing authority's delinquency date or ten (10) days after receipt of the tax bill, whichever is later.

If any general or special assessment is levied and assessed against the Premises, Landlord can elect to either pay the assessment in full, or allow the assessment to go to bond. If Landlord pays the assessment in full, Tenant shall pay to Landlord each time a payment of real property taxes is made a sum equal to that which would have been payable (as to both principal and interest) had Landlord allowed the assessment to go to bond.

Tenant's liability to pay real property taxes shall be prorated on the basis of a 365-day year to account for any fractional portion of a fiscal tax year included in the term at its commencement and expiration.

Tenant at its cost shall have the right, at any time, to seek a reduction in the assessed valuation of the Premises or to contest any real property taxes that are to be paid by Tenant. If Tenant seeks a reduction or contests the real property taxes, the failure on Tenant's part to pay its share of any real property taxes shall not constitute a default as long as Tenant complies with the following provisions of this Paragraph. Landlord may require from Tenant a bond or other security, reasonably satisfactory to Landlord, in an amount equal to the real property taxes so contested, or in such amount as the taxing authority might require, plus any penalty or interest resulting from nonpayment thereof.

Landlord shall not be required to join in any proceeding or contest brought by Tenant unless the provisions of any law require that the proceeding or contest be brought by or in the name of Landlord or any owner of the Premises. In that case Landlord shall join in the proceeding or contest or permit it to be brought in Landlord's name as long as Landlord is not required to bear any cost. Tenant, on final determination of the proceeding or contest, shall immediately pay or discharge its share of any real property taxes determined by any decision or judgment rendered, together with all costs, charges, interest, and penalties incidental to the decision or judgment.

10. MAINTENANCE.

A. Landlord's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Landlord at its cost, shall maintain, in good condition, the structural parts of the building and other improvements in which the Premises are located, which structural parts include only the foundations, bearing and exterior walls (excluding glass and doors), subflooring, and roof (excluding skylights).

Landlord shall repair the Premises if they are damaged by (a) acts or omissions of Landlord, or its authorized representatives; or (b) Landlord's failure to perform its obligations under this Paragraph. Tenant shall repair the Premises if they are damaged by acts of Tenant, or its authorized representatives. Repairs to be made because of acts of God are covered in Paragraph 18 hereof.

Landlord shall have thirty (30) days after notice from Tenant to commence to perform its obligations under this Paragraph 10A, except that Landlord shall perform its obligations immediately if the nature of the problem presents a hazard or emergency. If Landlord does not perform its obligations within the time limitations in this Paragraph, Tenant can perform the obligations as they apply to Premises and have the right to be reimbursed for the sum it actually expends in the performance of Landlord's obligations. If Landlord does not reimburse Tenant within thirty (30) days after demand from Tenant, Tenant shall

have the right to withhold from future rent due the sum Tenant has expended until Tenant is reimbursed in full.

B. Tenant's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Tenant at its sole cost shall maintain, in good condition, all portions of the Premises, including all of Tenant's personal property and signs.

11. ALTERATIONS.

Tenant shall not make any structural or exterior alterations to the Premises without Landlord's consent. Tenant at its Cost shall have the right to make, with Landlord's consent, nonstructural alterations to the interior of the Premises that Tenant requires in order to conduct its business on the Premises.

If Tenant is not then in default of any provisions of this Lease, Tenant shall have the right to remove from the Premises immediately before the expiration of the term, or within thirty (30) days after termination of the term, any alterations Tenant has made to the Premises, as long as the removal will not cause any structural damage to the Premises, and Tenant at its cost promptly restores any damage caused by the removal.

12. MECHANICS' LIENS.

Tenant shall pay all costs for construction done by it or caused to be done by it on the Premises as permitted by this Lease. Tenant shall keep the building, other improvements, and land on which the Premises are a part, free and clear of all mechanics' liens resulting from construction done by or for Tenant.

13. UTILITIES AND SERVICES.

Tenant shall make all arrangements for and pay all utilities and services furnished to or used by it, including, without limitation, gas, electricity, water, telephone service, and trash collection. Landlord will pay for all connection charges (excluding deposits)

14. INDEMNITY AND EXCULPATION.

Landlord shall not be liable to Tenant for any damage to Tenant or Tenant's property from any cause. Tenant waives all claims against Landlord for damage to person or property arising from any reason, except that Landlord shall be liable to Tenant for damage to Tenant resulting from the acts or omissions of Landlord or its authorized representative.

Tenant shall hold Landlord harmless from all damages arising out of any damage to any person or property occurring in, on, or about the Premises, except that Landlord shall be liable to Tenant for damage resulting from the acts or omissions of Landlord or its authorized representatives. Landlord shall hold Tenant harmless from all damages arising out of any such damage. A party's obligation under this paragraph to indemnify and hold the other party harmless shall be limited to the sum that exceeds the amount of insurance proceeds, if any, received by the party being indemnified.

15. PUBLIC LIABILITY AND PROPERTY DAMAGE INSURANCE.

Tenant at its cost shall maintain public liability and property damage insurance with a single combined liability limit of not less than Two Million Dollars ($2,000,000.00) and property damage limits of not less than Five Hundred Thousand Dollars ($500,000.00) insuring against all liability of Tenant and its authorized representatives arising out of and in connection with Tenant's use or occupancy of the Premises. Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

All public liability insurance and property damage insurance shall insure performance by Tenant of the indemnity provisions of Paragraph 14.

16. FIRE INSURANCE.

Tenant at its cost shall maintain on the building and other improvements that are a part of the Premises a policy of standard fire and extended coverage insurance, with vandalism and malicious mischief endorsements, to the extent of at least full replacement value ($500,000.00 minimum). Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

The insurance policy shall provide that any proceeds shall be made payable to Landlord and Tenant, and that the insurance policy shall be issued in the name of both Landlord and Tenant.

The "full replacement value" of the building and other improvements to be insured under this Paragraph 16 shall be determined by the company issuing the insurance policy at the time the policy is initially obtained. Not more frequently than once every three (3) years, either party shall have the right to notify the other party that it elects to have the replacement value redetermined by an insurance company. The redetermination shall be made promptly and in

accordance with the rules and practices of the Board of Fire Underwriters, or a like Board recognized arid generally accepted by the insurance company and, each party shall be promptly notified of the results. The insurance policy shall be adjusted according to the redetermination.

17. WAIVER OF SUBROGATION.

The parties release each other, and their respective authorized representatives, from any claims for damage to any person or to the Premises, and to the fixtures, personal property, Tenant's improvements, and alterations of either Landlord or Tenant in or on the Premises that are caused by or result from risks insured against under any insurance policies carried by the parties and in force at the time of any such damage.

Each party shall cause each insurance policy obtained by it to provide that the insurance company waives all right of recovery by way of subrogation against either party in connection with any damage covered by any policy. Neither party shall be liable to the other for any damage caused by fire or any of the risks insured against under any insurance policy required by this Lease. If any insurance policy cannot be obtained with a waiver of subrogation, or is obtainable only by the payment of an additional premium charge above that charged by insurance companies issuing the policies without waiver of subrogation, the party undertaking to obtain the insurance shall notify the other party of this fact. The other party shall have a period of ten (10) days after receiving the notice either to place the insurance with a company that is reasonably satisfactory to the other party and that will carry the insurance with waiver of subrogation, or to agree to pay the additional premium if such a policy is obtainable at additional cost. If the insurance cannot be obtained or the party in whose favor a waiver of subrogation is desired refuses to pay the additional premium charges, the other party is relieved of the obligation to obtain a waiver of subrogation rights with respect to the particular insurance involved.

18. DESTRUCTION.

If, during the term, the Premises are totally or partially destroyed from any cause, rendering the Premises totally or partially inaccessible or unusable, Landlord shall restore the Premises to substantially the same condition as they were immediately before destruction, if the restoration can be made under the existing laws and can be completed within ninety (90) working days after the date of the destruction. Such destruction shall not terminate this Lease.

If the restoration cannot be made in the time stated in this Paragraph, Tenant can terminate this Lease immediately by giving notice to Landlord. If Tenant fails to terminate this Lease and if restoration is permitted under the existing laws, Landlord, at its election, can either terminate this Lease or restore the Premises within a reasonable time and this Lease shall continue in full force and effect. If the then existing laws do not permit the restoration, either party can terminate this Lease immediately by giving notice to the other party.

In case of destruction there shall be an abatement or reduction of rent between the date of destruction and the date of completion of restoration, based on the extent to which the destruction interferes with Tenant's use of the Premises.

If destruction to the Premises occurs during the last six (6) months of the term, Landlord can terminate this Lease by giving' notice to Tenant not more than fifteen (15) days after the destruction. Except that, if the destruction occurs during the last six (6) months of the term and if within fifteen (15) days after the destruction Tenant exercises the option or has already exercised the option to extend the term as provided in Paragraph 5 (if the time within which the option can be exercised has not expired), Landlord shall restore the Premises as provided in this Paragraph 18.

19. CONDEMNATION.

A. Definitions. As used in this Paragraph the following words and phrases shall have the following meanings:

(1) "Condemnation" means (i) the exercise of any government power, whether by legal proceedings or otherwise, by a condemnor and (ii) a voluntary sale or transfer by Landlord to any condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

(2) "Date of taking" means the date the condemnor has the right to possession of the property being condemned.

(3) "Award" means all compensation, sums, or anything of value awarded, paid, or received on a total or partial condemnation.

(4) "Condemnor" means any public or quasi-public authority, or private corporation or individual, having the power of condemnation.

B. Parties' Rights and Obligations. If, during the term of the Lease, there is any taking of the Premises or any interest in this Lease by condemnation, the rights and obligations of the parties shall be determined pursuant to this Paragraph 19.

If the Premises are totally taken by condemnation, this Lease shall terminate on the date of taking.

If any portion of the Premises is taken by condemnation, this Lease shall remain in effect, except that Tenant can elect to terminate this Lease if the remaining portion of the Premises, or the parking areas that are a part of the Premises, are rendered unsuitable for Tenant's continued use of the Premises. If Tenant elects to terminate this Lease, Tenant must exercise its right to terminate pursuant to this Paragraph by giving written notice to Landlord within thirty (30) days after the nature and the extent of the taking have been finally determined and communicated in writing to Tenant. If Tenant elects to terminate this Lease as provided in this Paragraph, Tenant also shall notify Landlord of the date of termination, which date shall not be earlier than thirty (30) days nor later than ninety (90) days after Tenant has notified Landlord of its election to terminate; except that this Lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination as designated by Tenant. If Tenant does not terminate this Lease within the thirty (30) day period, this Lease shall continue in full force and effect, except that the monthly rent shall be reduced pursuant to this Paragraph 19.

If any portion of the Premises is taken by condemnation and this Lease remains in full force and effect on the date of taking, then rent shall be reduced by an amount that is in the same ratio to rent as the value of the area of the portion of the Premises taken bears to the total value of the Premises immediately before the date of taking, as determined by Landlord.

If there is a partial taking of the Premises and this Lease remains in full force and effect pursuant to this Paragraph 19, Landlord at its cost shall accomplish all necessary restoration.

Rent shall be abated or reduced during the period from the date of taking until the completion of restoration, but all other obligations of Tenant under this Lease shall remain in full force and effect. The abatement or reduction of rent shall be based on the extent to which the restoration interferes with Tenant's use of the Premises.

The award shall belong to and be paid to Landlord, except that Tenant shall receive from the award the following:

(1) A sum attributable to Tenant's improvements or alterations made to the Premises by Tenant in accordance with this Lease, which Tenant's improvements or alterations Tenant has the right to remove from the Premises pursuant to the provisions of this Lease but elects not to remove; or if Tenant elects to remove any such Tenant's improvements or alterations, a Sum for reasonable removal and relocation costs not to exceed the market value of such improvements and alterations; and

(2) A sum attributable to any excess of the market value of the Premises, exclusive of Tenant's improvements or alterations for which Tenant is compensated under this Paragraph, for the remainder of the term, over the present value at the date of taking of the rent payable for the remainder of the term; and

(3) A sum attributable to that portion of the award constituting severance damages for the restoration of the Premises; and

(4) A sum paid to Tenant from the Condemnor for loss of goodwill.

The taking of the Premises or any part of the Premises by military or other public authority shall constitute a taking of the Premises by condemnation only when the use and occupancy by the taking authority has continued for longer than one hundred eighty (180) consecutive days. During the one hundred eighty (180) day period all the provisions of this Lease shall remain in full force and effect, except that rent shall be abated or reduced during such period of taking based on the extent to which the taking interferes with Tenant's use of the Premises, and Landlord shall be entitled to whatever award may be paid for the use and occupation of the Premises for the period involved.

20. ASSIGNMENT AND SUBLETTING.

Tenant shall not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity (except Tenant's authorized representatives) to occupy or use all or any part of the Premises without first obtaining Landlord's consent, which consent shall not be unreasonably withheld. Any assignment, encumbrance, or sublease without Landlord's consent shall be voidable, and, at Landlord's election, shall constitute a default. No consent to any assignment, encumbrance, or sublease shall constitute a further waiver of the provisions of this Paragraph.

Tenant shall have the right, without Landlord's consent, to assign this Lease to a corporation with which it may merge or consolidate, or sublease all or any portion of the Premises, to any parent or subsidiary of Tenant or subsidiary of Tenant's parent, or to a purchaser of substantially all of Tenant's assets, if the assignee executes an agreement required by Landlord assuming Tenant's obligations.

21. DEFAULT.

A. Tenant's Default. The occurrence of any of the following shall constitute a default by Tenant:

(1) Failure to pay rent when due if the failure continues for ten (10) days after notice has been given to Tenant;

(2) Failure to perform any other provisions of the Lease if the failure to perform is not cured within thirty (30) days after notice has been given to Tenant. If the default cannot reasonably be cured within thirty (30) days, Tenant shall not be in default of this

Lease if Tenant commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default;

(3) Desertion or vacation of the Premises;

(4) Filing of any Petition by or against Tenant under any section or chapter of the Federal Bankruptcy Act, as amended, or under any similar law or statute of the United States or any state thereof;

(5) Insolvency of Tenant or if Tenant makes a transfer in fraud or creditors;

(6) Tenant makes an assignment for benefit of creditors; or

(7) A receiver is appointed for Tenant or any of the assets of Tenant.

Notices given under this Paragraph shall specify the alleged default and the applicable lease provisions, and shall demand that Tenant perform the provisions of this Lease or pay the rent that is in arrears, as the case may be, within the applicable period of time, or quit the Premises. No such notice shall be deemed a forfeiture or a termination of this Lease unless Landlord so elects in the notice.

B. Landlord's Remedies. Landlord shall have the following remedies if Tenant commits a default. These remedies are not exclusive; they are cumulative in addition to any remedies now or later allowed by law.

(1) Upon ten (10) days prior written notice, excepting the payment of rent or additional rent for which no demand or notice shall be necessary, in addition to and not in limitation of any other remedy permitted by law, to enter upon the Premises either with or without process of law, and to expel, remove and put out Tenant or any other persons who might be thereon, together with all personal property found therein; or

(2) Landlord may from time to time, without terminating this Lease, rent said Premises or any part thereof for such term or terms (which may be for a term extending beyond the Term) at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable, with the right to repair, renovate, remodel, redecorate, alter and change said Premises. At the option of Landlord, rents received by Landlord from such reletting shall be applied first to the payment of any indebtedness from Tenant to Landlord other than rent and additional rent due hereunder; second to payment of any costs

and expenses of such reletting including but not limited to attorney's fees, advertising fees and brokerage fees, and to the payment of any repairs, renovations, remodeling, redecorations, alterations and changes in the Premises; third to the payment of rent and additional rent due and payable hereunder and interest thereon; and, if after applying said rentals there is any deficiency in the rent and additional rent and interest to be paid by Tenant under this Lease, Tenant shall pay any such deficiency to Landlord and such deficiency shall be calculated and collected by Landlord monthly. No such reentry or taking possession of said Premises shall be construed as an election of Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant.

(3) Notwithstanding any such reletting without termination, Landlord may terminate Tenant's right to possession of the Premises for such previous breach and default. No act by Landlord other than giving notice to Tenant shall terminate this Lease. On termination, Landlord has the right to recover from Tenant:

(a) The unpaid rent that had been earned at the time of termination of this Lease;

(b) The amount by which the unpaid rent that would have been earned after the date of termination of this Lease until the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided;

(c) Any other amount, and court costs, necessary to compensate Landlord for all detriment proximately caused by Tenant's default.

Landlord shall have the right and remedy to seek redress in the courts at any time to correct or remedy any default of Tenant by injunction or otherwise, without such resulting or being deemed a termination of this Lease, and Landlord, whether this Lease has been or its terminated or not, shall have the absolute right by court action or otherwise to collect any and all amounts of unpaid rend or unpaid additional rent or any other sums due from Tenant to Landlord under this Lease which were or are unpaid at the date of termination. In case it should be necessary for Landlord to bring any action under this Lease, to consult or place said Lease or any amount payable by Tenant hereunder with an attorney concerning or for the enforcement of any of Landlord's rights hereunder, then Tenant agrees in each and any such case to pay to Landlord, Landlord's reasonable attorney's fees.

C. Landlord's Default.

Landlord shall be in default of this Lease if it fails or refuses to perform any provision of this Lease that it is obligated to perform if the failure to perform is not cured within thirty (30) days after notice of the default has been given by Tenant to Landlord.

If the default cannot reasonably be cured within thirty (30) days, Landlord shall not be in default of this Lease if Landlord commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default.

Tenant, at any time after Landlord commits a default, can either cure the default at Landlord's cost or terminate this Lease. If Tenant at any time, by reason of Landlord's default, pays any sum or does any act that requires the payment of any sum, the sum paid by Tenant shall be due immediately from Landlord to Tenant at the time the sum is paid, and if paid at a later date shall bear interest at the maximum rate permitted by law from the date the sum is paid by Tenant until Tenant is reimbursed by Landlord.

If Landlord fails to reimburse Tenant as required by this paragraph, Tenant shall have the right to withhold from future rent due the sum Tenant has paid until Tenant is reimbursed in full for the sum plus interest.

22. SIGNS AND ADVERTISING.

Tenant at its cost shall have the right to place, construct and maintain on the Premises one or more exterior signs advertising its business on the Premises. Tenant shall also have the right to place, construct, and maintain any signs it deems advisable on the interior of the building that is a part of the Premises.

Any sign that Tenant shall place, construct, or maintain shall comply with all applicable laws and ordinances, and Tenant shall obtain any approval or permits required by such laws. Landlord makes no representation with respect to Tenant's ability to obtain such approval or permits.

23. LANDLORD'S ENTRY ON PREMISES.

Landlord and its authorized representatives shall have the right to enter the Premises after giving Tenant five (5) days written notice, for any of the following purposes:

A. To do any necessary maintenance and to make any restoration to the Premises or the building and other improvements in which the Premises are located that Landlord has the right or obligation to perform;

B. To serve, post, or keep posted any notices required or allowed under the provisions of this Lease;

C. To shore the foundations, footings, and walls of the Premises and to erect scaffolding and protective barricades around and about the Premises, but not so as to prevent entry to the Premises, and to do any other act or thing necessary for the safety or preservation of the Premises or the building and other improvements in which the Premises are located if any excavation or other construction is undertaken or is about to be undertaken on any adjacent property or nearby street.

Tenant shall be entitled to an abatement or reduction of rent if Landlord exercises any rights reserved in this Paragraph to the extent that Landlord's entry and activities interfere with Tenant's business on the Premises, except that if Landlord's entry and activities on the Premises result from Tenant's default, Tenant shall not be entitled to any abatement or reduction of rent.

Landlord shall conduct its activities on the Premises as allowed in this Paragraph in a manner that will cause the least possible inconvenience, annoyance, or disturbance to Tenant.

24. SUBORDINATION.

This Lease is and shall be prior to any encumbrance now of record and any encumbrance recorded after the date of this Lease affecting the Premises.

If, however, a lender requires that this Lease be subordinate to any such encumbrance, this Lease shall be subordinate to that encumbrance if Landlord first obtains from the lender a written agreement that provides substantially the following:

> "As long as Tenant performs its obligations under this Lease, no foreclosure of, deed given in lieu of foreclosure of, or sale under the encumbrance, and no steps or procedures taken under the encumbrance, shall affect Tenant's rights under this Lease.
>
> The provisions in Paragraph 18 of this Lease concerning the disposition of insurance proceeds on destruction of the Premises, and the provision in Paragraph 19 of this Lease concerning the disposition of any condemnation award, shall prevail over any conflicting provisions in the encumbrance."

Tenant shall execute the written agreement and any other documents required by the lender to accomplish the purposes of this Paragraph.

25. NOTICE.

Any notice, demand, request, consent, approval or communication that either party desires or is required to give the other party or any other person shall be in writing and either served personally or sent by prepaid, first-class mail. Any notice, demand, request, consent, approval or communication that either party desires or is required to give to the other party shall be addressed to the other party as follows:

If to the Tenant: Mr. Steve Schram, President
Agri Laboratories, Ltd.
Post Office Box 3103
20927 State Route K
St. Joseph, MO 64505

If to the Landlord: Mr. Steve Schram, President
K Highway Corporate General Partnership, Inc.
20927 State Route K
Post Office Box 3103
St. Joseph, MO 64505

Either party may change its address by notifying the other party of the change of address. Notice shall be deemed communicated within forty-eight (48) hours from the time of mailing if mailed as provided in this Paragraph.

26. RECORDATION AND QUIT CLAIM DEED.

This Lease shall not be recorded except that if either party requests the other party to do so, the parties shall execute a memorandum of lease in recordable form.

Tenant shall execute and deliver to Landlord on the expiration or termination of this Lease, immediately on Landlord's request, a quit claim deed to the Premises, in recordable form, designating Landlord as transferee.

27. ATTORNEYS' FEES.

If either party becomes a party to any litigation concerning this Lease, the Premises, or the building or other improvements in which the Premises are located, by reason of any act or omission of the other party or its authorized representatives, and not by any act or omission of the party that becomes a party to that litigation or any act or omission of its authorized representatives, the party that causes the other party to become involved in the litigation shall be liable to that party for reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and court costs incurred by it in the litigation.

If either party commences an action against the other party arising out of or in connection with this Lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and costs of suit.

28. SURRENDER OF PREMISES.

On the expiration or ten (10) days after the termination of the term, Tenant shall surrender to Landlord the Premises in the same condition as when received (except for ordinary wear and tear occurring after the last necessary maintenance made by Tenant and destruction to the Premises covered by Paragraph 18), except for alterations that Tenant has the right to remove or is obligated to remove under the provisions of Paragraph 11. Tenant shall remove any personal property it desires to remove within the above stated time. Tenant shall perform all restoration made necessary by the removal of any alterations or personal property within the time periods stated in this Paragraph.

29. HOLDING OVER.

If Tenant, with Landlord's consent, remains in possession of the Premises after expiration or termination of the term, or after the date in any notice given by Landlord to Tenant terminating this Lease, such possession by Tenant shall be deemed to be a month-to-month tenancy terminable on thirty (30) days' notice given at any time by either party.

All provisions of this Lease except those pertaining to term and option to extend shall apply to the month-to-month tenancy.

30. MISCELLANEOUS PROVISIONS.

A. General Conditions.

Time is of the essence of each provision of this Lease. Whenever consent or approval of either party is required, that party shall not unreasonably withhold such consent or approval. This Lease shall be binding on and inure to the benefit of the parties and their successors, except as provided in Paragraph 20. Rent and all other sums payable under this Lease must be paid in lawful money of the United States of America. Except as provided in Paragraph 21, if a party elects to terminate this Lease as allowed in this Lease, on the date the Lease terminates, the parties shall be released from further liabilities and obligations, and Landlord shall return to Tenant any unearned rent, as long as Tenant is not in default on the date the Lease terminates. The unenforceability, invalidity, or illegality of any provision shall not render the other provisions unenforceable, invalid, or illegal. All Exhibits referred to are attached to this Lease and incorporated by reference.

B. Interpretation of Lease

This Lease shall be construed and interpreted in accordance with the laws of the State of Missouri. This Lease contains all of the agreements of the parties and cannot be amended or modified except by a written agreement and replaces all previous lease agreements and amendments thereof. All provisions, whether covenants or conditions, on the part of either Landlord or Tenant, shall be deemed to be both covenants and conditions. The table of contents and the captions of this Lease shall have no effect on its interpretation. When required by the context of this Lease, the singular shall include the plural. "Party" shall mean Landlord or Tenant; and if more than one person or entity is Landlord or Tenant, the obligations imposed on that party shall be joint and several. The definitions contained in this Lease shall be used to interpret this Lease.

31. DEFINITIONS.

As used in this Lease, the following words and phrases shall have the following meanings:

Alteration. Any addition or change to, or modification of, the Premises made by Tenant, including, without limitation, fixtures, but excluding trade fixtures as defined herein, and Tenant's improvements as defined herein.

Authorized representative. Any officer, agent, employee, or independent contractor retained or employed by either party, acting within authority given by that party.

Damage. Injury, deterioration, or loss to a person or property caused by another person's acts or omissions. Damage includes death.

Damages. A monetary compensation or indemnity that can be recovered in the courts by any person who has suffered damage to his person, property, or rights through another's act or omission.

Destruction. Any damage, as defined herein, to or disfigurement of the Premises.

Encumbrance. Any deed of trust, mortgage, or other written security device or agreement affecting the Premises, and the note or other obligation secured by it, that constitutes security for the payment of a debt or performance of an obligation.

Expiration. The coming to an end of the time specified in the Lease as its duration, including any extension of the term resulting from the exercise of an option to extend.

Good condition. The good physical condition of the Premises and each portion of the Premises, including without limitation, signs, windows, show windows, appurtenances, and Tenant's personal property as defined herein. "In good condition" means first-class, neat, clean, and broom-clean, and is equivalent to similar phrases referring to physical adequacy in appearance and for use, but in no event in any better condition than at the commencement of the term.

Hold harmless. To defend and indemnify from all liability, losses, penalties, damages as defined herein, costs, expenses (including, without limitation, attorneys' fees), causes of action claims, or judgments arising out of or related to any damage, as defined herein, to any person or property.

Law. Any judicial decision, statute, constitution, ordinance, resolution, regulation, rule, administrative order, or other requirement of any municipal, county, state, federal, or other government agency or authority having jurisdiction over the parties or the Premises, or both, in effect either at the time of execution of the Lease or at any time during the term, including, without limitation, any regulation or order of a quasi-official entity or body (e.g., board of fire examiners or public utilities).

Lender. The beneficiary, mortgagee, secured party, or other holder of an encumbrance, as defined herein.

Lien. A charge imposed on the Premises by someone other than Landlord, by which the Premises are made security for the performance of an act. Most of the liens referred to in this Lease are mechanics' liens.

Maintenance. Repairs, replacement, repainting, and cleaning.

Person. One or more human beings, or legal entities or other artificial persons, including, without limitation, partnerships, corporations, trusts, estates, associates, and any combination of human beings and legal entities.

Provision. Any term, agreement, covenant, condition, clause, qualification, restriction, reservation, or other stipulation in the Lease that defines or otherwise controls, establishes, or limits the performance required or permitted by either party.

Rent. Minimum monthly rent, prepaid rent, security deposit, real, property taxes and assessments, common area charges, operating casts, insurance, utilities, and other similar charges payable by Tenant to Landlord.

Restoration. The reconstruction, rebuilding, rehabilitation, and repairs that are necessary to return destroyed portions of the Premises and other property to substantially the same physical condition as they were in immediately before the destruction.

Successor. Assignee, transferee, personal representative, heir, or other person or entity succeeding lawfully, and pursuant to the provisions of this Lease, to the rights or obligations of either party.

Tenant's improvement. Any addition to or modification of the Premises made by Tenant before, at, or near the commencement of the term, including, without limitation, fixtures (not including Tenant's trade fixtures, as defined herein).

Tenant's personal property. Tenant's equipment, furniture, merchandise, and movable property placed in the Premises by Tenant, including Tenant's trade fixtures, as defined herein.

Tenant's trade fixtures. Any property installed in or on the Premises by Tenant for purposes of trade, manufacture, ornament, or related use.

Term. The period of time during which Tenant has a right to occupy the Premises.

Termination. The ending of the term for any reason before expiration, as defined herein.

32. LANDLORD'S IMPROVEMENTS TO PREMISES.

Landlord agrees to make the improvements shown on Exhibit B attached hereto and a part hereof to the Premises, all of which shall be completed within sixty (60) days from the date hereof.

33. LEGAL REQUIREMENTS.

Tenant shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Premises or the use thereof, including without limitation ADA, OSHA and like requirements, and indemnify, defend and hold harmless Landlord from expense or damage resulting from failure to do so.

IN WITNESS WHEREOF, the Landlord and Tenant have duly executed this Lease on the day and year first above written.

K HIGHWAY LIMITED PARTNERSHIP	AGRI LABORATORIES, LTD.
By: K HIGHWAY CORPORATE GENERAL PARTERNS, INC.	
BY: [signature]	BY: [signature]
Steve Schram, President	Steve Schram, President
"Landlord"	"Tenant"


EXHIBIT
G-2

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made effective as of this 1st day of January 2003, by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation ("AgriLabs"), and _______________________, a _________________ Company (the "Distributor").

NOW, THEREFORE, for good and valuable consideration, the sufficiency and existence of which is hereby acknowledged, the parties agree as follows:

1. Definitions.

(a) "Authorized Distributor" means Distributor and other distributors of Product now or hereafter approved by AgriLabs in writing.

(b) "Back Order" shall mean Product as herein defined, which is not available at the time a Purchase Order, as herein defined, is received by AgriLabs from an Authorized Distributor as herein defined.

(c) "Contract Period" means the period commencing on January 1 and the sixth month period commencing on the subsequent July 1, as hereinafter provided. The first Contract Period (the "First Contract Period") will commence on January 1, 2003, and end on June 30, and subsequent Contract Periods (known as the subsequent Contract Periods) will commence on each successive six-month period beginning on July 1 and January 1 of each year thereafter. Notwithstanding the foregoing, this agreement will be effective on the date of execution if later or earlier than the beginning of the First Contract Period. This paragraph is subject to the limitations set forth in this Agreement.

(d) "Purchase Order" shall mean an order for Product as herein defined and received by AgriLabs from an Authorized Distributor as herein defined.

(e) "Product" or "Products" means any or all products listed on Exhibit "A" attached hereto and incorporated herein. Products may be added to or deleted from Exhibit A from time to time by AgriLabs without notice.

(f) "Pro-Labs Products" means any and all products which bear the brand name "Pro-Labs" or "Pro-Labs, Ltd," and any derivation thereof or substitute name thereto.

(g) "Shipper" means a reputable common carrier of goods who customarily ships goods of a similar nature to the Products.

2. Appointment and Acceptance. AgriLabs appoints Distributor as an Authorized Distributor of Products and Distributor accepts such appointment. Distributor understands and agrees that it only has a right to purchase Products to the extent that this Agreement, or an amendment, renewal or replacement hereto, is in effect. As of the beginning of the First Contract Period, this Agreement replaces and supersedes all previous distribution agreements, addendums to such agreements, and supplements thereto. Notwithstanding the foregoing, the execution of this Agreement will not terminate the right of Distributor to receive any Promotional Allowance or returned goods allowance which has accrued and is due pursuant to a previous distribution agreement executed prior to the First Contract Period.

3. Marketing of Products. Distributor will exert its best efforts to sell and achieve a distribution of Products. Distributor will only sell Pro-Labs Products to licensed veterinarians and/or customers on the prescription or the order of licensed veterinarians. Distributor will not sell the Pro-Labs Products in the over-the-counter and/or non-veterinary markets. Distributor agrees that any sale of the Pro-Labs Products in the over-the-counter market would be detrimental to the Pro-Labs Products and would not be in the best interests of AgriLabs. Distributor recognizes that this restriction will apply to the Pro-Labs Products regardless of whether such products are designated as "script" or "non-script." In addition, the Pro-Labs Products may only be advertised in catalogs (for sale to veterinarians or by prescriptions of veterinarians) under generic product names, without reference to "Pro-Labs" or "Pro-Labs, Ltd." or any similar name or mark.

4. Term of Agreement. This Agreement will become effective as of the date hereof and continue through the First Contract Period, unless earlier terminated or further extended as provided for herein.

5. Renewal of Term. Subject to the provisions of paragraph 18 hereof, and provided that Distributor has not breached this Agreement or any other agreement with AgriLabs, Distributor will have the right to renew this Agreement for a subsequent six (6) month Contract Period by signing a letter acknowledging the renewal as required and drafted by AgriLabs and by signing the then current Distribution Agreement. Failure to renew this Agreement by the method set forth in the previous sentence will automatically terminate this Agreement at the end of the First Contract Period or the then applicable Contract Period if previously renewed.

6. Effect of Termination or Non Renewal. In the event this Agreement is terminated (whether pursuant to paragraph 18 or otherwise) or is not renewed for any reason, such occurrence will be deemed a "Transfer" pursuant to Section 8.5 of AgriLabs' Bylaws such that AgriLabs will have certain purchase rights with respect to the AgriLabs stock owned by Distributor as set forth in the Bylaws. The parties acknowledge that the purpose of this provision is to maintain the ownership of AgriLabs in its active distribution members and that such a result is fair and just under the circumstances. This provision shall survive termination or nonrenewal.

7. Prices and Terms. Attached hereto as Exhibit "A" and incorporated herein is a current price list for Products. AgriLabs reserves the right to revise the price list, at its sole discretion, from time to time. AgriLabs, Further reserves the right to reject any Purchase Order or any portion of a Purchase Order, at its sole discretion, from

time to time, if the Purchase Order is for a Product or Products which is on Back Order at the time of receipt of the Purchase Order. If AgriLabs elects to reject any Purchase Order or any portion of a Purchase Order, it shall provide notice by mail, facsimile transmission or pursuant to paragraph 30 of the Agreement to the Authorized Distributor within five (5) days from receipt and rejection of the Purchase Order or any portion thereof. Contained in said notice shall be a contract to reinstate the cancelled Back Ordered Product. The Authorized Distributor shall have at its option the right to execute the contract and return it to AgriLabs to reinstate the order subject to the terms of the contract or to not enter into the contract. AgriLabs will sell Products to Distributor at a price which is equal to the lesser of the price reflected in its then current price list for similar quantities of Product or the best price which it sells to any of its Authorized Distributors for similar quantities of Product. Unless otherwise stated on the invoice, payment in full for all Products ordered by Distributor will be due thirty (30) days after the date of the invoice (the "Due Date") sent by AgriLabs to Distributor. If payment is not received by AgriLabs on or before the Due Date, the past due balance will accrue interest from the Due Date at the rate of one and one-half percent (1½%) for each calendar month and any part thereof in which such balance remains unpaid. AgriLabs may, in its sole discretion, stop shipping Product to Distributor if payment for an invoice is not received by the Due Date and/or set off any said balance due against amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. Payment terms are subject to change by AgriLabs upon notice to Distributor.

8. Credit Limits. AgriLabs has established a credit limit for Distributor as set forth on Exhibit B. Distributor may request a higher credit limit or a temporary waiver of the credit limit, however, it is in AgriLabs' sole discretion as to whether it will grant such a request. AgriLabs reserves the right to revise Distributor's credit limit upon notice, to take effect as of the date mailed or faxed to Distributor.

9. Security. Payment for each order placed by Distributor will be secured by a pledge of stock in AgriLabs held by the Distributor pursuant to the form of Pledge Agreement required by AgriLabs. Distributor will execute the Pledge Agreement and deliver its AgriLabs stock certificate(s) along with a fully executed assignment separate from certificate in the form provided by AgriLabs to AgriLabs to perfect AgriLabs' security interest in such Distributor's AgriLabs stock. If requested by AgriLabs, Distributor will execute such financing statements and take such other action as AgriLabs deems appropriate to perfect said security interest. In the event that Distributor is unable to pledge its AgriLabs stock due to contractual arrangements which cannot be modified at a reasonable cost to Distributor and Distributor provides AgriLabs with a copy of such documents, Distributor may provide AgriLabs with a letter of credit from a financial institution acceptable to AgriLabs having a dollar amount equal to the book value of such member's AgriLabs stock pursuant to terms and arrangements satisfactory to AgriLabs in its sole discretion, in lieu of the stock pledge set forth above. This provision shall survive termination or nonrenewal.

10. Product Complaints. Any Product complaints received by Distributor relative to the Products will be referred directly to AgriLabs for handling and to the manufacturer of the Product. No formal evaluation of the complaint by Distributor will be required

although Distributor agrees to fully cooperate with any evaluation by AgriLabs or the manufacturer of the Product. A copy of any evaluation or response to a complaint made by AgriLabs will be sent to the Distributor.

11. Risk of Loss. After receipt of Products by Distributor from the Shipper, Distributor will bear all risk of loss or damage to the Products, and AgriLabs will bear all risk of loss or damage prior thereto.

12. Acceptance and Claims. All Products will be received subject to Distributor's inspection during a ten (10) day quarantine and may be rejected if found substantially defective. The inspection will be conducted promptly after the Products' arrival at the Distributor's warehouse and in no event later than ten (10) days after the arrival date. All claims for alleged defects which may be discovered by inspection will be reported in writing to AgriLabs as soon as possible, but in any event, no later than ten (10) days after the date of arrival of the Products. At AgriLabs' request, Distributor will promptly supply either some of the units of the allegedly defective Products or some other evidence of a deficiency as specified by AgriLabs. AgriLabs reserves the right, at its discretion, to replace Products found to be defective with such quantity of Products in good, salable condition, as will satisfy Distributor's purchase order requirements by delivering such replacements to Distributor's warehouse or by issuing a credit to Distributor for the pro rated invoice amount plus such costs and expenses incurred in situating unsalable Products in Distributor's warehouse. Distributor will return to AgriLabs all or part of the defective Products at AgriLabs' expense or dispose of such Products as AgriLabs directs. In the alternative to Distributor returning defective Products to AgriLabs, AgriLabs may pay Distributor a return goods allowance which AgriLabs estimates is reasonable to compensate its distributors for not less than the approximate amount the distributors would have received for returned goods. Payment of the returned goods allowance will be subject to the provisions of paragraph 20 hereof.

13. Warranties. AgriLabs warrants that the Products are of merchantable quality, are free from defects in material and workmanship, and are fit for the purposes for which produced or apparently intended. **THE WARRANTY SET FORTH IN THIS PARAGRAPH IS EXCLUSIVE AND IS IN LIEU OF ANY OTHER EXPRESS OR IMPLIED WARRANTY, INCLUDING ANY IMPLIED WARRANTY OF FITNESS, AND CONSTITUTES THE SOLE REMEDY OF DISTRIBUTOR AND LIABILITY OF AGRILABS WITH RESPECT TO ANY PRODUCTS DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER ON WARRANTY, CONTRACT OR NEGLIGENCE THEORIES OF LIABILITY.** The warranties set forth in this paragraph will be voided and of no further force and effect if Products are subjected to accident, misuse, abuse, alterations, improper storage, or other negligent handling or operations. AgriLabs will not in any event be liable for special or consequential damages.

14. Limitation on Damages. Neither party to this Agreement will be liable by reason of termination, expiration, nonrenewal, or breach of this Agreement to the other for consequential and/or incidental damages, which include but are not limited to compensation, reimbursement or damages on account of any loss of prospective profits, anticipated sales or on account of expenditures, investments, leases, or other commitments relating to the business or goodwill of either party. This provision shall survive termination or nonrenewal.

15. Information, Data and Materials. AgriLabs will supply Distributor with product literature and such other promotional materials as may be available to other Authorized Distributors from time to time.

16. Packaging Materials. Distributor will not alter or change any product packaging, descriptive literature, advertising, etc. pertaining to Products without AgriLabs' advance written consent. Distributor will include AgriLabs' Product trademark and AgriLabs name and address as the supplier of Products on all Product promotional materials, Product write-ups, and similar items.

17. Confidential Information. Distributor and Company agree to maintain in strict confidence and secrecy and shall duly safeguard to the best of their ability and in compliance with any specific procedures requested by either party, and shall cause their employees, directors, shareholders and agents to do the same, any and all trade secrets and/or confidential information pertaining to products and operations of the other party hereto, and Distributor and Company shall not at any time knowingly disclose such information to others. Confidential information includes, but is not limited to all distribution lists, customer lists, marketing plans, marketing information, proprietary product information, financial information regarding AgriLabs or Distributor, information regarding research and development, new animal drug applications, abbreviated new animal drug applications, new product information, information regarding Promotional Allowances (as hereinafter defined), price lists, and any other information AgriLabs or Distributor considers confidential so long as the other party is on notice that the information is considered confidential. This obligation will commence as of the date of this Agreement and will continue for five (5) years after the termination or nonrenewal of this Agreement and any renewals thereof, regardless of the reason for termination or nonrenewal. This provision shall survive or nonrenewal.

18. Termination. This Agreement may be terminated by:

    (a) Written instrument duly executed by the Distributor and delivered to AgriLabs by certified mail;

    (b) AgriLabs on ten (10) days notice if Distributor should

        (i) cease to function as a going concern or cease to conduct its operations in the normal course of business; or

        (ii) attempt to assign, convey or otherwise transfer in whole or in part any of Distributor's rights hereunder to any third party without AgriLabs' express prior written consent, which consent will be based on Distributor's full, true and correct disclosure of the proposed transaction to AgriLabs and AgriLabs' desires to accept such assignment, conveyance or transfer; or

        (iii) without AgriLabs' advance written consent, which consent will be given or withheld in AgriLabs' sole discretion, undergo a change in majority ownership, such that the persons currently having a fifty-one percent (51%) ownership and voting interest in Distributor prior to such change in ownership will no longer have a fifty-one percent

(51%) interest in ownership or voting after such change in ownership (Distributor will notify AgriLabs in writing of any proposed or actual change in ownership of Distributor); or

(iv) sell a majority of its assets outside of the ordinary course of business; or

(v) become involved in financial difficulties involving the appointment of a receiver or the like, a moratorium on indebtedness or a petition in bankruptcy or the like filed by or against Distributor or an assignment on behalf of Distributor's creditors; or

(vi) submit fraudulent reports or information or continue to submit false or untrue reports or information to AgriLabs; or

(vii) breach any of the terms of this Distribution Agreement; or

(viii) breach any of the terms of any other instrument or agreement between AgriLabs and Distributor.

19. Repurchase Option. Within ninety (90) days after termination of this Agreement or nonrenewal hereof, AgriLabs may, at its option, repurchase from Distributor at Distributor's net warehouse cost all or any portion of Products which are commercially usable or saleable, as well as any usable advertising and/or promotional materials previously purchased by Distributor. Within thirty (30) days after termination of this Agreement or expiration without renewal hereof, Distributor will deliver to AgriLabs free of charge any and all Product samples, packaging, components, sales promotional materials and the like, which AgriLabs previously made available to Distributor at no charge.

20. Sales Rebates, Spiffs and Incentives. Distributor may from time to time become entitled to certain special promotions, sales spiffs, promotional allowances, member promotional allowances, sales rebates and similar incentives from AgriLabs based on the sale of Products and/or based upon other performance factors (the "Promotional Allowances"). Promotional Allowances may vary by Product and by season. Distributor will have a right to receive any Promotional Allowance for which Distributor has qualified, however, in the event Distributor is in breach of any portion of this Agreement or any other agreement or instrument between Distributor and AgriLabs, AgriLabs will have the right to suspend or eliminate any Promotional Allowance that has not yet been paid. Upon termination of this Agreement or nonrenewal hereof, AgriLabs may set off against any amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. One of the Promotional Allowances is the sales rebate which is structured as a black box incentive (the "Black Box Incentive"). The method of calculating and the amount of the Black Box Incentive will be determined early in or prior to a Contract Period by AgriLabs management and will be kept strictly confidential and will not be made available to Distributor. The Black Box Incentive will be a binding obligation of AgriLabs to the extent provided for herein, notwithstanding the fact that the aggregate amount of the Black

Box Incentive due to Distributor is announced after the end of the Contract Period. The Black Box Incentive will not be paid under any circumstances prior to the end of the Contract Period. The Black Box Incentive will be paid within seventy-five (75) days of the end of a Contract Period. AgriLabs may pay any Promotional Allowance (including the Black Box Incentive) and may pay the returned goods allowance in the form of a credit against amounts due or to become due from Distributor to AgriLabs. One of the Promotional Allowances is the "Member Promotional Allowance." Pursuant to the Member Promotional Allowance, Distributor will be entitled to reimbursement of "Qualified Promotional Expenditures" in an amount not to exceed one-half of one percent (.5%) of Product sales made by Distributor. Qualified Promotional Expenditures will be expenditures by the Distributor which comply with rules established from time to time by AgriLabs and were preapproved in writing by AgriLabs.

21. Discontinuance of Use of Proprietary Rights. Upon termination or expiration of this Agreement, Distributor will cease all use of the name, trade name and all trademarks and service marks of AgriLabs and any and all proprietary rights of AgriLabs and will thereafter duly and promptly refer to AgriLabs any and all inquiries, orders, correspondence and the like, whether in written or oral form, pertaining to the Products or AgriLabs.

22. Equitable Relief. Distributor and AgriLabs acknowledge that because of the unique nature of their respective obligations and rights herein and the unique nature of the proprietary rights pertaining to the Products, irreparable harm will be caused by a breach by Distributor of its obligations under this Agreement and monetary damages may be inadequate to compensate AgriLabs for such harm; therefore, the parties agree that injunctive or other equitable relief may be an appropriate remedy to enforce this Agreement and may be sued for without AgriLabs first or concurrently bringing and without limiting an action at law. The parties further agree that except as provided in paragraph 25, any suit not involving claims subject to arbitration will be venued in the courts located within Kansas City, Missouri.

23. Default. No failure or omission by either of the parties hereto in the performance of any non-monetary obligation contained in this Agreement will be deemed a breach hereof if the same arises from any causes beyond the control and without fault or negligence of, such party, including, but not restricted to, acts of God, acts of federal, state or local government or any agency thereof, request of any governmental authority or any officer, department, agency or instrumentality thereof, fire, storm, flood, earthquake, explosion, accident, acts of the public enemy, war, rebellion, insurrection, riot, sabotage, epidemic, quarantine, restrictions, strike, lockout, dispute with workmen, labor shortages, transportation embargoes or failures or delays in transportation, or exhaustion or unavailability or delays in the delivery of any transportation facility, product or material necessary to the performance hereof, except that all actions of Distributor's shareholders, directors, employees and agents are hereby deemed to be within Distributor's control.

24. Non-Waiver. AgriLabs' and Distributor's right to require strict observance in performance of each of the terms and provisions hereof shall not be affected by

concurrent waiver of any other term or provision or any other previous waiver, forbearance or course of dealing.

25. Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the commercial rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Said Arbitration Association or court will apply Missouri law in rendering its decision, which decision will be fully and finally binding on both parties. Neither party has the right to further appeal or redress an arbitration award in any state or federal court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

26. Choice of Law. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder, whether at law or in equity, and regardless of forum, be construed in accordance with and under and pursuant to the laws of the State of Missouri.

27. Successors and Assigns. The Agreement will inure to the benefit of and be binding upon the permitted successors and permitted assigns of the parties hereto, but it may not be assigned in whole or in part by either party without prior written consent of the other. Any purported assignment of this Agreement or any interest therein without the written consent of the other will be void.

28. Adoption of Additional Rules and Regulations. AgriLabs may at any time, without prior notice to Distributor, adopt additional rules and regulations in connection with the distribution of Products to which Distributor hereby agrees to be bound, provided such additional rules and regulations do not materially change Distributor's rights under this Agreement.

29. Compliance With Laws. Distributor and AgriLabs will conduct their respective business under this Agreement in compliance with all applicable laws, regulations and orders and the like prevailing in their respective places of business.

30. Notices. Unless otherwise provided for herein, all notices provided for by this Agreement will be considered to have been received three (3) days after being sent, unless otherwise provided for herein, and will be sent by certified mail, return receipt requested, addressed as provided for herein:

AGRILABS: Agri-Laboratories, Ltd.
P.O. Box 3103
St. Joseph, Missouri 64503
Attn: President

WITH COPY TO: Ed Sloan, Esq.
Niewald, Waldeck & Brown
Twelve Wyandotte Plaza
120 West 12th Street, Suite 1300
Kansas City, MO 64105-1932

DISTRIBUTOR: ______________________________
____
____
____

31. Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for purposes of convenience only and will not affect the construction or interpretation of any of its provisions.

32. Entire Agreement. Subject to express provisions otherwise herein, by executing this Agreement the parties agree to the terms and conditions set forth herein. The terms hereof constitute the complete agreement and any different or additional terms or prior stipulations, agreements, understandings or conditions are hereby rejected. The terms hereof can be added to or modified only by writing signed by an officer of Distributor and an officer of AgriLabs and only to the extent that a resolution of the board of directors of AgriLabs is attached to such amendment or modification authorizing the same. Terms different from or additional to the terms hereof which are communicated orally or contained in an acknowledgment of orders or similar instrument which precedes or accompanies the shipment hereunder will not be deemed accepted by Distributor notwithstanding its acceptance of such shipment. The execution of this Agreement will terminate all previous distribution agreements between the parties.

33. Severability. In the event any provisions of this Distribution Agreement are held invalid or unenforceable by any court of competent jurisdiction, such holding will not invalidate or render unenforceable any other provision hereof.

34. Execution. This Agreement may be executed by duly authorized officers of the respective parties hereto in any number of counterparts, each of which will be deemed the original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AGRI-LABORATORIES, LTD.

By ______________________________
Steven Schram, President

____

By ______________________________
Printed Name:______________________________
Its:______________________________

LIST OF EXHIBITS

EXHIBIT A

PRODUCT/PRICE LIST

EXHIBIT B

CREDIT LIMIT

$_________________


EXHIBIT
tabbles
G-3

AGRI LABORATORIES, LTD.
Incentive Stock Option Plan.

1. Purpose. This plan ("the Plan") is intended as an incentive and to encourage stock ownership by certain key employees of AGRI-LABORATORIES, LTD. *("the Company")* and its subsidiaries by the granting of stock options as provided herein. It is intended that certain of the options issued pursuant to the Plan will constitute incentive stock options within the meaning of Section 422A of the Internal Revenue Code ("Incentive Stock Options"), and the remainder of the options issued pursuant to the Plan will constitute nonstatutory options. The committee referred to in paragraph 2 shall determine which options are to be Incentive Stock Options and which are to be nonstatutory options and shall enter into option agreements with the recipients accordingly.

2. Administration.

(a) The Plan shall be administered by a committee of not less than three members of the Company's board of directors appointed by the board of directors ("the Committee"). The board of directors may remove from, add members to, or fill vacancies in the Committee.

(b) The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Plan, and to make such determinations under, and such interpretations of, and to take such steps in connection with, the Plan or the options granted thereunder as it may deem necessary or advisable.

(c) No person shall be a member of the Committee who is a current or former employee of the Company, has been an officer of the Company, or receives remuneration either directly or indirectly in any capacity other than as a director. Remuneration is deemed to be paid to a director if: (i) remuneration is paid to the director personally or to an entity in which the director has a beneficial ownership interest of greater than 50%; (ii) remuneration other than de minimis remuneration is paid to an entity by which the director is employed (including self-employed); or (iii) remuneration other than de minimis remuneration is paid to an entity in which the director has a beneficial ownership interest of at least five percent but not more than 50%. [1] De minimis remuneration does not exceed the lesser of $60,000 or five percent of the gross income of the entity for

[1] The above requirements are to comply with the Proposed Regulations dealing with loss of deductibility on compensation over $1,000,000. To the extent that all options will always be incentive options and there will be no deduction this change is not necessary.

M:\272\27270\STOCK OPTION AGREEMENT-PLAN\INCENTIVE STOCK OPTION PLAN.DOC NWB

the entity's taxable year ending with or within the Company's taxable year. [2]

3. Eligibility. Options may be granted to such key executive employees of the Company or its subsidiaries as the board of directors shall select from time to time among those nominated by the Committee. No director who is not an officer or other employee of the Company or its subsidiaries shall be eligible to receive options under the Plan. Any individual may hold more than one option.

4. Stock. The stock to be subject to options under the Plan shall be shares of the Company's Class B Common Stock of the par value of $1.00 per share ("stock"), either authorized and unissued or the treasury shares. The aggregate number of shares of stock for which options may be granted under the Plan shall not exceed 40,000 shares, subject to adjustment in accordance with the terms of paragraph 9 hereof. The shares subject to the unexercised portion of any terminated or expired options under the Plan may again be subjected to options under the Plan.

5. Terms and Conditions of Options. All options granted pursuant to the Plan shall be authorized by the board of directors and shall be evidenced by stock option agreements in writing ("Stock Option Agreements") in such form and containing such terms and conditions as the Committee shall determine.

6. Price. The option price per share of each option granted under the Plan shall be not less than 100% of the fair market value, as determined by the Committee, of a share of stock on the date of grant of such option. An option shall be considered granted on the date the Committee acts to grant the option or such later date as the Committee shall specify.

7. Option Period. Each Stock Option Agreement shall set forth the period for which such. option is granted, which shall not exceed 10 years from the date such option is granted (the "Option Period")

8. Maximum Per Optionee. The aggregate fair market value, as determined by the Committee, of the stock with respect to which Incentive Stock Options are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000. In no event may the options granted to an optionee in any one year exceed 5,000 shares. [3] If an option is canceled, the canceled option continues to be counted against the maximum number of shares for which options may be granted to an optionee. If, after grant, the exercise price of an option is reduced, the transaction is treated as a cancellation of the option and a grant of a new option. In such case, both the option that is deemed to be canceled and the

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2 See Prop Reg § 1.162-27(e)(3).

3 See Prop Reg §1.162-27(e)(2)(vi).

option that is deemed to be granted reduce the maximum number of shares for which options may be granted to the optionee. [4]

9. Adjustment in the Event of Change of Stock. In the event of any change in the outstanding stock by reason of stock dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the number and kind of shares which thereafter may be optioned and sold under the Plan, the number and kind of shares under option in outstanding Stock Option Agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change. The determination of the Committee as to any adjustment shall be final and conclusive.

10. Exercise of Option. Each option may be exercised at any time during its Option Period, subject to the restriction in the Stock Option Agreement under which it is issued.

11. Payment for Options. Within five business days following the date of exercise, the optionee shall make full payment of the option price: (i) in cash; (ii) with the consent of the Committee, by tendering previously acquired shares of stock (valued at their fair market value, as determined by the Committee, as of the date of exercise) or (iii) with the consent of the Committee, or any combination of (i) and (ii).

12. Amendment, Modification and Termination of the Plan. The board of directors may terminate, amend or modify the Plan, at any time; provided, however, that no such action of the board of directors, without approval of the shareholders, may: (a) increase the total number of shares of stock for which options may be granted under the Plan, except as contemplated in paragraph 9, (b) permit the granting of options to anyone other than a key executive employee of the Company or its subsidiaries, (c) decrease the minimum option price, (d) increase the maximum option periods, (e) increase the maximum per optionee set in paragraph 8, (f) withdraw the administration of the Plan from the Committee, or (g) permit any person while a member of the Committee to be eligible to receive or hold an option under the Plan. No amendment, modification or termination of the Plan shall in any manner affect any option theretofore granted to an optionee under the Plan without the consent of the optionee or the transferee of such option.

13. Term of the Plan. The Plan shall become effective on the date of its adoption by the board of directors, September 13, 2000, subject to the approval of the Plan by the holders of a majority of the shares of stock of the Company entitled to vote at a meeting of shareholders, within twelve months of the effective date, and all options granted prior to such approval shall be subject to such approval. The Plan shall terminate on August 31, 2010, or on such earlier date as may be determined by the board of directors. Termination of the Plan, however,

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4 See Prop Reg * 1.162-27(e)(2)(vi)(B).

shall not affect the rights of optionees under options theretofore granted to them, and all unexpired options and stock appreciation rights shall continue in force and operation after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

EXHIBIT G-4

AGRI-LABORATORIES, LTD.

RESTATED EXECUTIVE SHARE APPRECIATION PLAN

EFFECTIVE FEBRUARY 1, 1997

Prepared by:
Maslon Edelman Borman & Brand,
a Professional Limited Liability Partnership
3300 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402-4140
(612) 672-8200

10082-8
May 6, 1997

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

TABLE OF CONTENTS

Page

* * *

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

ALPHABETICAL LISTING OF DEFINITIONS

* * *

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

INTRODUCTION AND PURPOSE

Effective as of February 1, 1997 (the "Effective Date"), Agri-Laboratories, Ltd. (the "Plan Sponsor") establishes within this document the Agri-Laboratories, Ltd. Restated Executive Share Appreciation Plan (the "Plan"), which modifies and restates the original Agri-Laboratories, Ltd. Executive Share Appreciation Plan adopted January 1, 1995 (the "Original Plan"), for the benefit of eligible Employees of the Plan Sponsor and its participating subsidiaries (together called the "Employer").

The purpose of the Plan is to provide a limited number of the Employer's executive management Employees with a share in the future profitability of the Plan Sponsor, in a manner similar to ownership of its Class A voting common stock (the "Stock"). To accomplish this purpose, the Plan awards incentive compensation units ("Share Units"), which will have a value related to future growth in the value of the Stock. The Plan is also intended to benefit the Employer by creating an incentive for improved performance by all eligible Employees. Eligibility under the Plan is limited to Employees who are "highly compensated and selected management employees," as defined under Federal pension laws.

ARTICLE I
GENERAL DEFINITIONS

1.01 "Plan" means the equity incentive compensation plan established by the Employer in the form of this document, designated as the Agri-Laboratories, Ltd. Executive Share Appreciation Plan.

1.02 "Employer" means Agri-Laboratories, Ltd. and any other related employer that adopts this Plan with the written consent of the Plan Sponsor.

1.03 "Plan Sponsor" means Agri-Laboratories, Ltd. or any other employer that assumes that position with the written consent of the Plan Sponsor.

1.04 "Plan Administrator" is the Plan Sponsor unless the Plan Sponsor designates another person to hold the position of Plan Administrator. In addition to its other duties, the Plan Administrator has full responsibility for compliance with any reporting and disclosure rules that may be applicable under Federal law with respect to this Plan.

1.05 "Advisory Committee" means the Advisory Committee as from time to time appointed by the Plan Sponsor under Article IX. If no Advisory Committee is specifically appointed, the Board of Directors of the Plan Sponsor shall act as the Advisory Committee.

1.06 "Employee" means any employee (except temporary and seasonal employees) of the Employer, other than non-U.S. citizens who are residents of countries other than the United States.

The term "Employee" also excludes any individual who is treated by the Employer as an outside consultant or other independent contractor.

1.07 "Participant" is an Employee who is eligible to be and becomes a Participant in accordance with the provisions of Section 2.01.

1.08 "Beneficiary" is a person designated under Article VIII who is or may become entitled to a deceased Participant's benefit under the Plan. A Beneficiary who becomes entitled to a benefit under the Plan remains a Beneficiary under the Plan until the Employer has fully distributed the benefit to him or her. A Beneficiary's right to (and the Plan Administrator's or the Advisory Committee's duty to provide to the Beneficiary) information or data concerning the Plan does not arise until he or she first becomes entitled to receive a benefit under the Plan.

1.09 "Plan Year" means the fiscal year of the Plan, a 12 consecutive month period ending every December 31. The first Plan Year began on the Effective Date.

1.10 "Effective Date" of this Plan is January 1, 1995.

1.11 "Accounting Date" means February 1, 1997 and the last day of each Plan Year beginning December 31, 1997.

1.12 "Valuation Date" means any Valuation Date specified by Section 4.02.

1.13 "Sale Transaction" means the earliest of the following business transactions:

(a) one or more sales or exchanges transferring in total the ownership of more than fifty percent (50%) (in value or voting rights) of the Stock of the Plan Sponsor within the twelve (12) month period ending on a Valuation Date;

(b) the liquidating distribution of the Plan Sponsor's assets, net of liabilities, to its shareholders in cancellation of their Stock;

(c) the merger of the Plan Sponsor into another corporation that is the surviving corporation after such merger, unless the surviving corporation was previously the owner of a majority (in value or voting rights) of the Plan Sponsor's Stock;

(d) the merger of another corporation into the Plan Sponsor, if immediately thereafter the shareholders of the other corporation own a majority (in value or voting rights) of the Stock of the Plan Sponsor;

(e) the sale of substantially all of the assets of the Plan Sponsor; or

(f) the Plan Sponsor files a registration statement under the Securities Act of 1933, as amended (the "Act") (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualifies for a public distribution under

Section 3(b) of the Act, with respect to any of its equity securities or debt with equity features.

1.14 "Stock" means Class A voting common stock of the Plan Sponsor, or any securities issued in substitution thereof, as adjusted pursuant to Section 3.04.

1.15 "Share Unit" means a unit of future incentive compensation credited to a Participant's Unit Account under Article III, and measured by the growth in the book value of a share of the Plan Sponsor's Stock, as determined under Article IV, above such value as of the initial Accounting Date for the Share Unit.

1.16 "Unit Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the number and value of Share Units credited to the Participant under Article III and valued under Article IV, less any amounts forfeited under Article V or transferred to a Distribution Account under Section 6.04.

1.17 "Distribution Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the net sum (not less than zero) transferred from the Participant's Unit Account for distribution to the Participant pursuant to Section 6.04, plus interest credited on the remaining balance of that sum pursuant to Section 6.04, less payments from the Distribution Account to the Participant or Beneficiary, as applicable.

1.18 "Account" means a Participant's Unit Account or his or her Distribution Account, or one or both of them, as the context requires.

1.19 "Accrued Benefit" means the net sum (not less than zero) of the amounts standing in a Participant's Account or Accounts.

1.20 "Nonforfeitable" (or "vested") means a Participant's or Beneficiary's claim, legally enforceable against the Employer and the Plan, to the value of Share Units and Accounts included in the Participant's Accrued Benefit; provided, however, that a Share Unit or an Account described under this Plan as Nonforfeitable may nevertheless be forfeited under Section 5.04 or 9.10.

1.21 "Service" means any period of time the Employee is in the employ of the Employer, including any period the Employee is on an unpaid leave of absence authorized by the Employer under a uniform, nondiscriminatory policy applicable to all Employees, but excluding any period in which an individual is not an Employee as defined in Section 1.06.

1.22 "Separation from Service" means the Employee no longer has an employment relationship as an Employee of the Employer maintaining this Plan, due to the Employee's death, discharge by the Employer, voluntary resignation, failure to return from an approved leave of absence or change to a status in which he or she is not treated as an Employee under Section 1.06.

1.23 "Disability" means the Participant, because of a physical or mental disability, will be unable to perform the duties of his or her customary position of employment (or is unable to engage

in any substantial gainful activity) for an indefinite period as determined in its sole discretion by the Advisory Committee. A continuous disability period of six (6) months shall be deemed to be such an indefinite period. The Advisory Committee may require a Participant to submit to a physical examination by a licensed physician acceptable to the Committee, in order to confirm disability. The Advisory Committee will apply the provisions of this Section 1.23 in a nondiscriminatory, consistent and uniform manner.

1.24 "Conversion Right" means the right of a Participant to convert the value of the vested portion of any of his or her Share Units into Stock pursuant to Article X, to the extent such Participant has been designated by the Board of Directors of the Plan Sponsor to receive a Conversion Right with respect to any of such Share Units.

ARTICLE II
EMPLOYEE PARTICIPANTS

2.01 ELIGIBILITY. Any Employee who is recommended by the Chief Executive Officer of the Plan Sponsor and approved by the Plan Sponsor's Board of Directors for a grant of Share Units under Section 3.01 as of an Accounting Date shall be eligible to become a Participant as of that Accounting Date; provided, however, that such an Employee does not actually become a Participant unless he or she remains employed by the Employer as an Employee until the date on which the Participant receives from the Employer a written notice of a grant of Share Units pursuant to Section 3.01 for that Accounting Date.

Notwithstanding the foregoing, no Employee shall be eligible to receive a grant of Share Units under this Plan unless he or she has been determined by the Advisory Committee to be part of a "select group of management or highly compensated employees," as that term is defined for purposes of certain regulatory exemptions under Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and regulations issued by the U.S. Department of Labor with respect to ERISA.

2.02 GRANT OF CONVERSION RIGHT. At such time as an Employee is recommended by the Chief Executive Officer of the Plan Sponsor for participation in the Plan, the Chief Executive Officer may request that the Employee receive a Conversion Right with respect to that grant of Share Units. In the event that the Plan Sponsor's Board of Directors approves a Conversion Right with respect to a grant of Share Units, the Participant receiving such Share Units may thereafter exercise the Conversion Right pursuant to Article X.

ARTICLE III
SHARE UNIT GRANTS

3.01 GRANT OF SHARE UNITS. As of the Accounting Date for each Plan Year, the Employer may grant, subject to the limitations of Section 3.03, to each Participant eligible on that Accounting Date under Section 2.01, a number of Share Units designated for him or her by the Advisory Committee upon the recommendation of the chief executive officer of the Plan Sponsor.

The Employer shall send a written notice and a copy or summary of this Plan to each Participant receiving a grant of Share Units as of an Accounting Date, within the three (3) month period beginning on the Accounting Date, but not before the value of the Plan Sponsor's Stock has been determined under Section 4.01 for that Accounting Date. The notice shall contain the Participant's name, the number of Share Units granted and the Book Share Value of a share of Stock, determined under Section 4.03 as of the Accounting Date specified in the notice. However, notices shall not be sent to Employees who fail to become Participants because they have a Separation from Service on or prior to the date on which the Employer would otherwise send the notices for a Plan Year.

3.02 CREDITING OF SHARE UNITS. Share Units granted to a Participant under Section 3.01 shall be credited to the Participant's Unit Account, as of the Accounting Date for that grant.

The Unit Account of a Participant shall be the record of Share Units granted to him or her under the Plan, but shall be created solely for accounting purposes and shall not require a segregation of any Employer assets, nor the creation of any trust.

3.03 LIMITATION ON OUTSTANDING SHARE UNITS. The Board of Directors of the Plan Sponsor may at any time establish a limit on the total number of Share Units outstanding under this Plan, and the same Board may from time to time amend any such limit. The initial limit is a number of Share Units equal to seven percent (7%) of the authorized and outstanding Stock of the Plan Sponsor on the Effective Date.

Whenever the number of outstanding Share Units is adjusted under Section 3.04, the limit established under this Section 3.03 shall be adjusted in the same manner.

Each Share Unit shall be treated as outstanding under this Section from the time the eligible Participant receives written notice of the grant of the Share Unit, retroactive to the last Accounting Date, until the date as of which such Share Unit is forfeited or transferred to a Distribution Account under the respective Plan. Share Units that are forfeited or transferred to a Distribution Account may be canceled, or become available for a later grant to other Participants, to the extent authorized by the limit then in effect under this Section 3.03.

3.04 CHANGES IN CAPITAL AND CORPORATE STRUCTURE. In the event of any change in the outstanding shares of Stock of the Plan Sponsor by reason of an issuance of additional shares without fair consideration (except for conversion of warrants outstanding on the Effective Date), or a recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction, the Advisory Committee shall proportionately adjust, in an equitable manner, the total number of Share Units held by Participants under the Plan and the limit set by Section 3.03. The foregoing adjustment shall be made in a manner that will cause the economic relationship between (a) the appreciation per share of Stock of the Plan Sponsor, and (b) the value of each Share Unit determined hereunder, to remain unchanged as a result of the applicable transaction.

ARTICLE IV
VALUATION OF SHARE UNITS AND ACCOUNTS

4.01 SHARE UNIT VALUE. As of the Accounting Date on which a Share Unit becomes effective, the Share Unit shall be valued at zero. As of any subsequent Accounting Date or other Valuation Date, the value of each outstanding Share Unit shall be equal to the Book Share Value (as determined under Section 4.03) as of that Valuation Date, less the Book Share Value on the Accounting Date as of which the Share Unit was first granted to the Participant. Notwithstanding the foregoing, no Share Unit shall be valued at less than zero.

4.02 VALUATION DATE. For purposes of any distribution of Accrued Benefits resulting from one of the following events, "Valuation Date" means (a) the last day of the month ending before the Participant's Separation from Service, (b) the closing date of any Sale Transaction, as defined in Section 1.13, or (c) the last day of the month ending before exercise of a Conversion Right. Otherwise, "Valuation Date" means each Accounting Date.

4.03 BOOK SHARE VALUE. Solely for purposes of this Plan, the "Book Share Value" of a Share Unit is a dollar amount determined by dividing one hundred percent (100%) of the book value (as determined and adjusted pursuant to Section 4.04) of the Plan Sponsor's entire Stock equity as of the Valuation Date, by the number of outstanding shares of Stock of the Plan Sponsor (determined on a fully-diluted basis) after any adjustments pursuant to Section 3.04, as of the applicable Valuation Date.

4.04 FINANCIAL ACCOUNTING PRINCIPLES. For purposes of this Article IV, the book value of the Plan Sponsor's Stock equity (the "equity value") shall be determined and adjusted as follows:

(a) The equity value shall be based upon consolidated financial statements including the consolidated assets, liabilities, equity, net income and net losses, and income taxes of the Plan Sponsor and all of its subsidiaries.

(b) The consolidated financial statements from which the equity value is taken shall be those prepared on the accrual basis, in accordance with generally accepted accounting principles applied consistently with prior periods, by the Plan Sponsor for its shareholders and lenders, and certified by the Plan Sponsor's chief financial officer (or its chief executive officer in the case of any valuation of the chief financial officer's Plan benefits, if any). "Generally accepted accounting principles" mean those published and in use by the Plan Sponsor as of the Effective Date.

ARTICLE V
ACCRUED BENEFIT VESTING AND FORFEITURES

5.01 ACCELERATED VESTING. Subject to Section 5.04, each Participant's entire Accrued Benefit, Share Units and Stock granted to a Participant will be 100% Nonforfeitable as of the earliest of the following dates:

(a) if a Sale Transaction occurs, upon the closing date of the Sale Transaction;

(b) upon the Participant's Separation from Service as a result of death or after attainment of age sixty-five (65); or

(c) upon the Participant's Separation from Service as a result of or during a period of Disability (as defined in Section 1.23).

5.02 SHARE UNIT VESTING SCHEDULE. Except as otherwise provided in Sections 5.01 and 5.04, all Share Units granted to a Participant as of a particular Accounting Date shall become Nonforfeitable according to the following vesting schedule, if the Participant has remained an Employee until the applicable anniversary of that Accounting Date:

Anniversary of Unit Accounting Date	Percent of Nonforfeitable Share Units
First	20%
Second	40%
Third	60%
Fourth	80%
Fifth	100%

Notwithstanding the foregoing, all Share Units granted as of the Accounting Date immediately on or prior to the Effective Date shall be treated (for vesting purposes only) as having been granted one year earlier, so that such Share Units are 20% vested as of the Effective Date.

5.03 FORFEITURE OCCURS. If a Participant has a Separation from Service or exercises a Conversion Right with respect to partially vested Share Units, he or she shall forfeit the non-vested portion of his or her Share Units under Section 5.02 or Section 10.05, as the case may be, and the forfeiture shall occur on the date of the Separation from Service (as determined under Section 1.22) or as of the Valuation Date if the forfeiture results from the exercise of a Conversion Right. Whenever any percentage of a Share Unit is forfeited, the value of the related portion of the Participant's Unit Account shall be reduced by the forfeited percentage.

The Advisory Committee shall determine the percentage of a Participant's Share Unit forfeiture, if any, under this Section 5.03 solely by reference to the vesting schedule of Section 5.02. A Participant will not forfeit any portion of his or her Accrued Benefit for any other reason or cause, except as expressly provided by this Section 5.03, Section 5.04, Section 9.10 or upon Plan termination under Section 11.03.

Forfeited Share Units are not re-allocated to other Participants, but forfeited Share Units may become available for discretionary grants pursuant to Section 3.01.

5.04 FORFEITURE FOR MISCONDUCT. Notwithstanding any other provision of the Plan, all rights to any Accrued Benefit and payments due hereunder to a Participant will be

discontinued and forfeited, and the Employer will have no further obligation hereunder to such Participant, if any of the following circumstances occur:

(a) the Participant is responsible for an act or omission constituting willful malfeasance or gross negligence in a matter of material importance to the Employer;

(b) the Participant commits a fraud or dishonest act or omission adversely affecting the Company, or any of its employees, vendors or customers; or

(c) except with the consent of the Employer or properly within the scope of his duties for the Employer, the Participant discloses to any third party or uses for his own benefit any trade secret or other confidential information that is owned by or licensed to the Employer, is material to its business and has not become public knowledge through no fault of the Participant.

The Advisory Committee shall have sole discretion with respect to interpreting the provisions of this Section 5.04, and determining all facts hereunder, and such exercise of discretion shall be conclusive and binding upon the Participant and all other persons.

ARTICLE VI
TIME AND METHOD OF PAYMENT OF BENEFITS

6.01 PAYMENT OF VESTED SHARE UNIT DIVIDENDS. As of each date that any cash dividend is paid (the "actual dividend payment date") with respect to Stock of the Plan Sponsor, an identical amount shall be paid with respect to each Share Unit that is treated below as Nonforfeitable and outstanding on that date, as follows:

(a) To the extent that a Participant has any outstanding Share Units that have become partially or wholly Nonforfeitable on or prior to the actual dividend payment date, the Employer shall pay to the Participant, as cash compensation for employment services, an amount equal to the cash dividend amount that would be payable to the Participant if the Nonforfeitable portion of his or her remaining Share Units were Stock of the Plan Sponsor as of the actual dividend payment date.

(b) to the extent that a Participant has any outstanding Share Units that have not yet become 100% Nonforfeitable as of an actual dividend payment date, the Employer shall not make any payments to the Participant with respect to the portion of such Share Units that are not yet Nonforfeitable.

(c) Except for any Share Units granted by a notice dated after the actual dividend payment date, Share Units shall be treated as outstanding as of that payment date if they are allocated to a Participant as of an Accounting Date prior to that payment date, subject to the following paragraph (d).

(d) No cash payment shall be made to a Participant under this Section 6.01 with respect to any Share Units that have either (i) been forfeited on or before the actual dividend payment date or (ii) transferred to a Distribution Account as of a Valuation Date before that payment date.

6.02 DISCRETIONARY PAYMENTS BEFORE SEPARATION FROM SERVICE. At any time during the first two months of a Plan Year or during the last two months before the closing date of a Sale Transaction, the Board of Directors of the Plan Sponsor may in its sole discretion designate all or part of any Nonforfeitable Share Units for payment pursuant to Section 6.04, based on their value at the most recent Accounting Date or, in the case of a payment in connection with a Sale Transaction, based on their value as of the most recent Valuation Date before the closing of the Sale Transaction.

6.03 MANDATORY PAYMENTS ON SEPARATION FROM SERVICE. Upon a Participant's Separation from Service, the Employer shall commence payment, pursuant to Section 6.04, with respect to any of the Participant's Share Units that are not forfeited under Article V, to the extent such Share Units are not already subject to payment under Section 6.02.

6.04 DISTRIBUTION DATES, DISTRIBUTION ACCOUNT AND PAYMENT METHOD. **Distribution Date.** A "distribution date" under this Plan is:

(a) In the case of a Participant's Separation from Service, the first day of the third month beginning after the Separation from Service;

(b) in the case of a Share Unit designated for payment under this Article VI (other than in connection with a Sale Transaction) prior to a Participant's Separation from Service, the first day of the third month of the Plan Year; or

(c) in the case of a Share Unit designated under this Article III for payment in connection with a Sale Transaction, the closing date of the Sale Transaction, or as soon as practicable thereafter.

Transfer to Distribution Account. Whenever a Share Unit is designated for payment under this Article VI, (a) the Share Unit shall be valued pursuant to Article IV as of the Valuation Date specified under Section 6.02 or 6.03, as applicable, (b) the net value of the Share Unit (but not less than zero) shall be transferred as of that Valuation Date from the Participant's Unit Account to a Distribution Account established by the Employer for the Participant and (c) the Employer shall commence payment of the Distribution Account on the distribution date, according to the schedule set forth below.

Subject to Sections 5.04 and 9.10, each Distribution Account shall be 100% Nonforfeitable and shall not be combined with any other Distribution Account of the Participant.

Interest. Beginning as of the distribution date, interest shall be accrued on the remaining balance of each Distribution Account that is payable in installments, at the rate of seven percent (7%) per year, and payable annually as of each anniversary of the distribution date; provided, however, that

the Advisory Committee may change the rate of interest as of any distribution date to any lawful rate that is not less than the current rate for one-year savings deposits; and provided further that interest may be determined under paragraph (d) of the following payment schedule.

Payment Schedule. Payment shall be scheduled from Distribution Accounts as follows:

(a) All Distribution Accounts that do not exceed $100,000 in value when payment commences, shall be payable in a single lump sum on the distribution date; or

(b) If a Distribution Account exceeds $100,000 in value, the principal balance shall be payable in two (2) equal annual installments, the first due on the distribution date and the other due on the first anniversary of the distribution date, plus the amount of interest accrued on the Account as of the payment date after the distribution date, subject to paragraph (d) below.

(c) Notwithstanding the foregoing provisions of this Section 6.04, any Account payable as a result of a Sale Transaction shall be payable on terms no more favorable than those under which the Plan Sponsor's shareholders receive payment or other consideration for their Stock, and the Board of Directors may pay such Accounts by using any non-cash consideration payable to such shareholders, in the same proportion received by them, subject to paragraph (d) below.

(d) Notwithstanding the foregoing provisions of this Section 6.04, the Board of Directors of the Plan Sponsor may direct the Employer at any time to prepay all or any part of any Distribution Account balance, including accrued interest, if any, whether before, on or after the distribution date.

Employer's Rights. The Employer shall have the right to deduct, from all amounts payable to a Participant under the Plan, any debts owed to the Employer by the Participant, and any taxes required by law to be withheld with respect to such payments, including payments under the dividend provisions of Section 6.01.

ARTICLE VII
EMPLOYER ADMINISTRATIVE PROVISIONS

7.01 INFORMATION TO COMMITTEE. The Employer must supply current information to the Advisory Committee as to the name, date of birth, date of employment, leaves of absence, Years of Service, Plan Entry Date and date of termination of employment of each Employee who is, or who will be eligible to become, a Participant under the Plan, together with any other information which the Advisory Committee considers necessary. The Employer's records as to the current information the Employer furnishes to the Advisory Committee are conclusive as to all persons.

7.02 NO LIABILITY. The Employer assumes no obligation or responsibility to any of its Employees, Participants or Beneficiaries for any act of, or failure to act, on the part of its Advisory

Committee (unless the Employer is the Advisory Committee) or the Plan Administrator (unless the Employer is the Plan Administrator).

7.03 INDEMNITY OF CERTAIN FIDUCIARIES. The Employer indemnities and saves harmless the Plan Administrator and the members of the Advisory Committee, and each of them, from and against any and all loss resulting from liability to which the Plan Administrator and the Advisory Committee, or the members of the Advisory Committee, may be subjected by reason of any act or conduct (except willful misconduct or gross negligence) in their official capacities in the administration of this Trust or Plan or both, including all expenses reasonably incurred in their defense, in case the Employer fails to provide such defense.

ARTICLE VIII
PARTICIPANT ADMINISTRATIVE PROVISIONS

8.01 BENEFICIARY DESIGNATION. Any Participant may from time to time designate, in writing, any person or persons, contingently or successively, to whom the Employer will pay his or her Nonforfeitable Accrued Benefit in the event of the Participant's death. The Advisory Committee will prescribe the form for the written designation of Beneficiary and, upon the Participant's filing the form with the Advisory Committee, the form effectively revokes all designations filed prior to that date by the same Participant.

8.02 NO BENEFICIARY DESIGNATION/DEATH OF BENEFICIARY. If a Participant fails to name a Beneficiary in accordance with Section 8.01, or if the Beneficiary named by a Participant predeceases him, then the Employer will pay the Participant's Nonforfeitable Accrued Benefit in accordance with Section 6.03 in the following order of priority to:

(a) The Participant's surviving spouse;

(b) The Participant's surviving children, including adopted children, in equal shares;

(c) The Participant's surviving parents, in equal shares; or

(d) The Participant's estate.

If the Beneficiary does not predecease the Participant, but dies prior to distribution of the Participant's entire Nonforfeitable Accrued Benefit, the Employer will pay the remaining Nonforfeitable Accrued Benefit to the Beneficiary's estate unless the Participant's Beneficiary designation provides otherwise. The Advisory Committee will direct the Employer as to the method and to whom the Employer will make payment under this Section 8.02.

8.03 ADDRESS FOR NOTIFICATION. Each Participant and each Beneficiary of a deceased Participant must file with the Advisory Committee from time to time, in writing, his or her post office address and any change of post office address. Any communication, statement or notice addressed to a Participant, or Beneficiary, at his or her last post office address filed with the Advisory

Committee, or as shown on the records of the Employer, binds the Participant, or Beneficiary, for all purposes of this Plan.

8.04 NON-TRANSFERABILITY. Except as provided under Sections 8.01 and 8.02 in the case of a deceased Participant, no Share Units granted under the Plan, nor any Accrued Benefit or rights and privileges pertaining thereto, may be anticipated, alienated, sold, transferred, assigned, pledged, encumbered or hypothecated in any manner, by operation of law or otherwise, other than by will or by the laws of descent and distribution, and shall not be subject to execution, garnishment, attachment or similar process by creditors of a Participant or his or her Beneficiary.

8.05 LIMITED PARTICIPANT RIGHTS. The Plan shall be entirely unfunded, and no provision shall at any time be made with respect to segregating assets of the Employer for payment of any benefits hereunder. No Participant or other person shall have any interest in any particular assets of the Employer by reason of the right to receive a benefit under the Plan and any such Participant or other person shall have only the rights of a general unsecured creditor of the Employer with respect to any benefits under the Plan.

Except as provided under Section 6.01, no Participant shall be entitled to any voting rights, to receive any dividends, or to have his or her Account credited or increased as a result of any dividends or other distribution with respect to the Stock of the Plan Sponsor or Employer.

8.06 APPEAL PROCEDURE FOR DENIAL OF BENEFITS. A Participant or a Beneficiary ("Claimant") may file with the Advisory Committee a written claim for benefits, if the Participant or Beneficiary determines the distribution procedures of the Plan have not provided him or her with his or her proper Nonforfeitable Accrued Benefit. The Advisory Committee must render a decision on the claim within ninety (90) days of the Claimant's written claim for benefits. The Plan Administrator must provide adequate notice in writing to the Claimant whose claim for benefits under the Plan the Advisory Committee has denied. The Plan Administrator's notice to the Claimant must set forth:

(a) The specific reason for the denial;

(b) Specific references to pertinent Plan provisions on which the Advisory Committee based its denial;

(c) A description of any additional material and information needed for the Claimant to perfect his claim and an explanation of why the material or information is needed; and

(d) Any appeal the Claimant wishes to make of the adverse determination must be in writing to the Advisory Committee within ninety (90) days after receipt of the Plan Administrator's notice of denial of benefits. The Plan Administrator's notice must further advise the Claimant that his or her failure to appeal the action to the Advisory Committee in writing within the 90-day period will render the Advisory Committee's determination final, binding and conclusive.

If the Claimant should appeal to the Advisory Committee, he or she, or a duly authorized representative, may submit, in writing, whatever issues and comments the Claimant or the duly authorized representative feels are pertinent. The Claimant, or the duly authorized representative, may review pertinent Plan documents. The Advisory Committee will re-examine all facts related to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Advisory Committee must advise the Claimant of its decision within sixty (60) days of the Claimant's written request for review, unless special circumstances (such as a hearing) would make the rendering of a decision within the 60-day limit unfeasible, but in no event may the Advisory Committee render a decision respecting a denial for a claim for benefits later than 120 days after its receipt of a request for review.

The Plan Administrator's notice of denial of benefits shall identify the name of each member of the Advisory Committee and the name and address of the Advisory Committee member to whom the Claimant may forward any appeal.

ARTICLE IX
ADVISORY COMMITTEE - DUTIES WITH RESPECT TO PARTICIPANTS' ACCOUNTS

9.01 MEMBERS' APPOINTMENT, EXPENSES. The Employer may appoint an Advisory Committee to administer the Plan, the members of which may or may not be Participants in the Plan, or which may be the Plan Administrator acting alone. In the absence of an Advisory Committee appointment, the Plan Administrator assumes the powers, duties and responsibilities of the Advisory Committee. The members of the Advisory Committee will serve without compensation for services as such, but the Employer will pay all expenses of the Advisory Committee.

9.02 TERM. Each member of the Advisory Committee serves until the appointment of a successor.

9.03 POWERS. In case of a vacancy in the membership of the Advisory Committee, the remaining members of the Advisory Committee may exercise any and all of the powers, authority, duties and discretion conferred upon the Advisory Committee pending the filling of the vacancy.

9.04 GENERAL. The Advisory Committee has the following discretionary powers and duties:

(a) To select a Secretary, who need not be a member of the Advisory Committee;

(b) To determine the rights of eligibility of an Employee to participate in the Plan, the value of a Participant's Accrued Benefit and the Nonforfeitable percentage of each Participant's Accrued Benefit;

(c) To adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan provided the rules are not inconsistent with the terms of this Agreement;

(d) To construe and enforce the terms of the Plan and the rules and regulations it adopts, including interpretation of the Plan documents and documents related to the Plan's operation;

(e) To determine all relevant facts and to review and render decisions respecting a claim for (or denial of a claim for) a benefit under the Plan;

(f) To furnish the Employer with information which the Employer may require for tax or other purposes; and

(g) To engage the service of agents whom it may deem advisable to assist it with the performance of its duties.

9.05 MANNER OF ACTION. The Advisory Committee shall act by vote of a majority of the members appointed and qualified.

9.06 AUTHORIZED REPRESENTATIVE. The Advisory Committee may authorize any one of its members, or its Secretary, to sign on its behalf any notices, directions, applications, certificates, consents, approvals, waivers, letters or other documents. The Advisory Committee must evidence this authority by an instrument signed by all members and filed with the Employer.

9.07 INTERESTED MEMBER. No member of the Advisory Committee may decide or determine any matter concerning the valuation, distribution, nature or method of settlement of his or her own benefits under the Plan, except in exercising an election available to that member in his or her capacity as a Participant, unless the Plan Administrator is acting alone in the capacity of the Advisory Committee.

9.08 INDIVIDUAL ACCOUNTS. The Advisory Committee will maintain, or direct the Employer to maintain, a separate Account, or multiple separate Accounts, in the name of each Participant to reflect the Participant's Accrued Benefit under the Plan.

9.09 INDIVIDUAL STATEMENT. After the Accounting Date of each Plan Year, the Plan Administrator may deliver to each Participant (and to each Beneficiary of a deceased Participant) a statement reflecting the condition of his or her Accrued Benefit under the Plan as of that date. No Participant, except a member of the Advisory Committee and any individual designated by the Plan Administrator or Advisory Committee to assist in their duties, has the right to inspect the records reflecting the Accrued Benefit of any other Participant.

9.10 UNCLAIMED BENEFIT PROCEDURE. The Plan does not require either the Plan Administrator or the Advisory Committee to search for, or to ascertain the whereabouts of, any Participant or Beneficiary. At the time the Participant's or Beneficiary's benefit becomes distributable under Article VI, the Advisory Committee, by certified or registered mail addressed to his or her last known address of record with the Advisory Committee or the Employer, must notify any Participant, or Beneficiary, that he or she is entitled to a distribution under this Plan. The notice must quote the provisions of this Section 9.10. If the Participant, or Beneficiary, fails to claim his or her distributive share or make his or her whereabouts known in writing to the Advisory Committee within 6 months

from the date of mailing of the notice, the Advisory Committee will treat the Participant's or Beneficiary's unclaimed payable Accrued Benefit as forfeited. A forfeiture under this paragraph will occur at the end of the notice period.

If a Participant or Beneficiary who has incurred a forfeiture of his or her Accrued Benefit under the provisions of the first paragraph of this Section 9.10 makes a claim, within 6 years after the end of the notice period, for his or her forfeited Accrued Benefit, the Advisory Committee must restore the Participant's or Beneficiary's forfeited Accrued Benefit to the same dollar amount as the dollar amount of the Accrued Benefit forfeited, unadjusted for any gains or losses occurring subsequent to the date of the forfeiture. The Advisory Committee will make the restoration during the Plan Year in which the Participant or Beneficiary makes the claim. The Advisory Committee must direct the Employer to distribute the Participant's or Beneficiary's restored Accrued Benefit to him or her not later than 60 days after the close of the Plan Year in which the Advisory Committee restores the forfeited Accrued Benefit.

ARTICLE X
CONVERSION RIGHTS

10.01 NATURE OF CONVERSION RIGHTS. If a Participant receives a grant of Share Units that include a Conversion Right with respect to such Units, the Participant shall thereafter have the right and option, in his or her sole discretion, to convert the value of any vested portion of the Share Units into Stock at any time prior to a Separation from Service, in the manner set forth in this Article X. This Article X shall apply only to Share Units with respect to which the Plan Sponsor's Board of Directors has specifically approved a Conversion Right pursuant to Section 2.02.

10.02 NOTICE OF EXERCISE. A Conversion Right may be exercised by the Participant, at any time prior to a Separation from Service, by delivering to the Advisory Committee a written notice (the "Conversion Notice") containing a signed request that the vested portion of his or her Share Units be converted into Stock pursuant to this Article.

10.03 CONVERSION OF VESTED SHARE UNITS. Upon receipt of a Conversion Notice from a Participant entitled to exercise a Conversion Right, the Advisory Committee shall promptly determine the number of shares of Stock to be issued upon conversion of such Units; and such number shall be equal to the quotient obtained by dividing (a) the dollar value of the vested portion of the Participant's Share Units at the time the Conversion Right is exercised (determined by subtracting their Book Share Value on the date the Units were first granted to the Participant from their Book Share Value as of the Valuation Date under Section 4.02), by (b) the book value of one share of Stock as of that Valuation Date. Such Book Share Values and the book value of a share of Stock shall be determined under Sections 4.03 and 4.04.

10.04 ISSUANCE OF STOCK. Within thirty (30) days from the date of receipt of the Conversion Notice, the Plan Sponsor shall issue to the Participant (without payment by the Participant of any cash) the integral number of shares of Stock determined under Section 10.03, in full satisfaction of the Conversion Right and the related Share Units, together with cash in lieu of any fraction of a share of Stock. As a condition to the issuance of such shares, the Participant shall

execute all agreements that the Employer may request as helpful, necessary and/or appropriate to evidence the Participant's agreement to comply with Stock transfer restrictions which are appropriate for Employees of the Employer and/or are required of other shareholders.

10.05 EFFECT OF CONVERSION. The exercise by a Participant of the Participant's Conversion Right pursuant to this Article shall be deemed a termination of Participant's rights to participate in the Plan as of the Valuation Date. If any portion of the Participant's Share Units is not vested under the conditions of Section 5.02 as of the Valuation Date, the non-vested portion shall be forfeited pursuant to Section 5.03 as of the Valuation Date upon the Advisory Committee's receipt of the Conversion Notice. In such event, the Employee giving the Conversion Notice shall no longer be considered a Participant in the Plan as of the Valuation Date.

ARTICLE XI
MISCELLANEOUS

11.01 EVIDENCE. Anyone required to give evidence under the terms of the Plan may do so by certificate, affidavit, document or other information which the person to act in reliance may consider pertinent, reliable and genuine, and to have been signed, made or presented by the proper party or parties. Both the Advisory Committee and the Employer are fully protected in acting and relying upon any evidence described under the immediately preceding sentence.

11.02 NO RESPONSIBILITY FOR EMPLOYER ACTION. The Advisory Committee has no obligation or responsibility with respect to any action required by the Plan to be taken by the Employer, any Participant or eligible Employee, or for the failure of any of the above persons to act or make any payment or contribution, or to otherwise provide any benefit contemplated under this Plan. Neither the Employer nor the Advisory Committee need inquire into or be responsible for any action or failure to act on the part of the other, or on the part of any other person who has any responsibility regarding the management, administration or operation of the Plan, whether by the express terms of the Plan or by a separate agreement authorized by the Plan. Any action required of a corporate Employer must be by its Board of Directors or its designate.

11.03 WAIVER OF NOTICE. Any person entitled to notice under the Plan may waive the notice.

11.04 SUCCESSORS. The Plan is binding upon all persons entitled to benefits under the Plan, their respective heirs and legal representatives, upon the Employer, its successors and assigns, and upon the Advisory Committee, the Plan Administrator and their successors.

11.05 WORD USAGE. Words used in the masculine or feminine also apply to the other where applicable, and wherever the context of the Plan dictates, the plural includes the singular and the singular includes the plural.

11.06 STATE LAW. Missouri law will determine all questions arising with respect to the provisions of this Agreement, except to the extent that Federal law applies.

11.07 EMPLOYMENT NOT GUARANTEED. Nothing contained in this Plan, or any modification or amendment to the Plan, or in the creation of any Share Unit or any Account, or the payment of any benefit, gives any Employee, Employee-Participant or any Beneficiary any right to continue employment, any legal or equitable right against the Employer, or Employee of the Employer, or against its agents or employees, or against the Plan Administrator, except as expressly provided by the Plan, or by a separate written agreement.

ARTICLE XII
AMENDMENT AND TERMINATION

12.01 AMENDMENT BY EMPLOYER. The Board of Directors of the Plan Sponsor has the right at any time and from time to time to amend this Plan in any manner it deems necessary or advisable. No amendment to the Plan may alter, impair or reduce the number of Share Units granted under the Plan, or the amount of any Nonforfeitable Accrued Benefits outstanding prior to the effective date of such amendment, without the written consent of any affected Participant.

12.02 DISCONTINUANCE. Each participating Employer has the right, at any time, to suspend or discontinue its granting of Share Units under the Plan, and the Plan Sponsor has the right to terminate this Plan at any time. The Plan will terminate upon the first to occur of the following:

(a) the date terminated by action of the Plan Sponsor; or

(b) the liquidation or dissolution of the Plan Sponsor, or a merger of the Plan Sponsor into another corporation, unless another participating Employer or a successor to the Plan Sponsor assumes the role of Plan Sponsor with the consent of the existing Plan Sponsor, in which case the Plan shall be amended to have the number and value of all Share Units determined with respect to the common stock of the new Plan Sponsor.

12.03 FORFEITURE OF NON-VESTED BENEFITS. Upon termination of the Plan, an affected Participant's right to his Accrued Benefit shall be forfeited, except to the extent it is already Nonforfeitable, by applying the Nonforfeitable percentage which would then apply under Article V if the Participant had a Separation from Service as of the date of Plan termination.

12.04 TERMINATION. Upon termination of the Plan, the date of termination shall be a Valuation Date under Section 4.02, the Nonforfeitable portion (if any) of all Unit Accounts shall be transferred to Distribution Accounts bearing interest pursuant to Section 6.04 after that Valuation Date, any portions of Unit Accounts that have not become vested (Nonforfeitable) shall be automatically forfeited, and the distribution provisions of Article VI shall remain operative; except that in addition to the distribution events permitted under Article VI, the Plan Sponsor may elect to have the Employer distribute all Nonforfeitable Accrued Benefits in a cash lump sum to each Participant at any time after the Plan terminates.

IN WITNESS WHEREOF, the participating Employer has executed this Plan in St. Joseph, Missouri effective this 1st day of February, 1997, pursuant to a duly adopted resolution of the Board of Directors of the Employer.

AGRI-LABORATORIES, LTD.

By ______________________

Its Board

AGRI-LABORATORIES, LTD.
EXECUTIVE SHARE APPRECIATION PLAN

SHARE UNIT CERTIFICATE

1. Number and Valuation of Share Units. Agri-Laboratories, Ltd. (the "Employer") hereby certifies that **Steven Schram** (the "Executive") is the owner of **15,000** Share Units granted as of **February 1, 1997** (the "Effective Date"), by the Employer under its Executive Share Appreciation Plan, as amended (the "Plan").

The Effective Date shall be the first Accounting Date used for future measurement of the value of those Share Units. Each of those Share Units was valued at zero as of the Effective Date. These Share Units will grow in value by the amount of any increase in the Book Share Value (as defined in the Plan) of one share of the Employer's Class A voting common stock (the "Stock"), as computed under the Plan. For purposes of valuing these Share Units in future years, the Book Share Value of a share of Stock as of the Effective Date shall be deemed to be the lowest Book Share Value at the end of any month during the period from March 1, 1997 to December 31, 1997. $8.56 - 12/31/97

2. Vesting Date. However, for vesting purposes under the Plan, these Share Units will be treated as if they had been granted on January 1, 1997, allowing these Share Units to be 20% vested when granted.

3. Nature of Share Units. This Certificate represents units of potential deferred compensation held on the books of the Employer as a performance incentive for the Executive. The Executive's rights in the Share Units are not transferable and are subject to the terms and conditions (including forfeiture risks) set forth in the Employer's Executive Share Appreciation Plan. The Units granted to the Executive under the Plan are not shares of Stock in the Employer and the Executive does not have any of the rights of an owner of Employer Stock. This certificate is not a contract of employment and does not entitle the Executive to continued employment by the Employer.

4. Plan Document. All Share Units are subject to the terms and conditions of the Plan document, which may be changed or terminated by the Employer at any time. However, the Employer will not reduce any Plan benefit that is already earned, except as allowed under the Plan's vesting and forfeiture conditions. This certificate is evidence of the Executive's Share Units and should be kept in a safe place.

5. Conversion Rights. The Employer's Board of Directors has declared that the Share Units described in this certificate shall include a Conversion Right (as defined in the Plan) to obtain Stock in lieu of vested Share Units pursuant to the Plan.

Dated: February 1, 1997

AGRI-LABORATORIES, LTD.

By [signature]

Its Board

127044-1


KMC

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

May 19, 2003

EXHIBIT H

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned firm consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of the financial statements of Agri-Laboratories, Ltd., as of and for the periods ended December 31, 2001, and December 31, 2002, and to the reference of our firm therein.

Kane, Mitchell + Co. LLC.

Kane, Mitchell & Co., L.L.C.

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083



Sender's email: rwalter@morrislaing.com

EXHIBIT I

May 30, 2003

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Kansas corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit C to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes effective being hereinafter called the "Form 1-A" and the "Prospectus," respectively.

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their consent: (i) the representation of the Company and its Directors set forth in the aforementioned

800 SW Jackson, Suite 1310 ! Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232-9983 • www.morrislaing.com
Wichita Office Located in Old Town Square

documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion expressed herein shall be effective only as of the date of this opinion letter. The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. Our opinion is based on the facts and the above documents as they exist on the date of this letter, and we assume no obligation to revise or supplement such opinion as to future changes of law or fact. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,

Morris, Laing, Evans, Brock & Kennedy Chtd.

MORRIS, LAING, EVANS, BROCK & KENNEDY, CHARTERED